Confidential Draft No. 2 as confidentially submitted to the Securities and Exchange Commission on May 21, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Yoshitsu Boueki Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Yoshitsu Co., Ltd

(Translation of Registrant’s name into English)

Japan	5990	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan
+81356260668

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 800 Third Avenue, Suite 2800 New York, NY 10022 212-530-2206	David Danovitch, Esq. Angela Gomes, Esq. Hans Ge, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 212-660-3000

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.	☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered(1)	Amount to Be Registered	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary shares(2)(4)			$	$
Representative warrants(5)
Ordinary shares underlying the representative warrants			$	$
Total			$	$

(1)	American depositary shares (“ADSs”) evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each ADS represents [●] ordinary shares.

(2)	Includes (a) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their option to purchase additional ADSs to cover over-allotments, if any, and (b) all ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States. Offers and sales of ordinary shares outside the United States are being made pursuant to Regulation S under the Securities Act of 1933, as amended, and are not covered by this registration statement.

(3)	Estimated solely for the purpose of determining the amount of registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(4)	In accordance with Rule 416(a), we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution from share splits, share dividends, or similar transactions.

(5)	The Registrant will issue to the representative of the several underwriters warrants to purchase a number of ADSs equal to an aggregate of 15% of the ADSs sold in the offering. The exercise price of the underwriters’ warrants is equal to 120% of the offering price of the ADSs offered hereby. The underwriters warrants are exercisable at any time, and from time to time, in whole or in part, a five-year period commencing after the date of commencement of sales of ADSs in the offering. Includes warrants to purchase up to [●] ADSs subject to the underwriters’ over-allotment allowance.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●]

YOSHITSU CO., LTD

[●] American Depositary Shares

Representing [●] Ordinary Shares

This is an initial public offering of our American depositary shares (“ADSs”). We are offering [●] ADSs and each ADS represents [●] of our ordinary shares (“Ordinary Shares”). Prior to this offering, there has been no public market for our ADSs or Ordinary Shares. We expect the initial public offering price of our ADSs to be in the range of $[●] to $[●] per ADS.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We intend to apply to list our ADSs on the Nasdaq Capital Market under the symbol “[●].” It is a condition to the closing of this offering that our ADSs qualify for listing on a national securities exchange.

Investing in our ADSs involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying our ADSs.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 4 of this prospectus for more information.

Following the completion of this offering, our largest shareholder will beneficially own approximately [●]% of the aggregate voting power of our issued and outstanding Ordinary Shares assuming no exercise of the underwriters’ over-allotment option, or approximately [●]% assuming full exercise of the underwriters’ over-allotment option. As such, we will be deemed a “controlled company” under Nasdaq Listing Rule 5615(c). However, even if we are deemed a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. See “Risk Factors” and “Management—Controlled Company.”

	Per ADS	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

(1)	Represents underwriting discounts equal to (i) 8% per ADS, which is the underwriting discount we have agreed to pay on investors in this offering introduced by the underwriters, and (ii) 4% per ADS, which is the underwriting discount we have agreed to pay on investors in this offering introduced by us.

(2)	In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of this offering, warrants to Univest Securities, LLC, as representative of the several underwriters (the “Representative”), exercisable for a five-year period commencing after the date of commencement of sales of ADSs in this offering, entitling the representative to purchase 5% of the total number of Ordinary Shares sold in this offering (excluding any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per ADS price equal to 120% of the public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the Ordinary Shares issuable upon the exercise thereof. See “Underwriting” for additional information regarding total underwriter compensation.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about [●].

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [●], 2021

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents [●] Ordinary Shares (defined below);

●	“Ordinary Shares” are to the ordinary shares of Yoshitsu (defined below);

●	“repeat customer” for a specified period are to any customer who (1) is an active customer during such period and (2) had purchased products from us at least twice during the period from our inception to the end of such period. Orders placed by a repeat customer during a specified period include all orders placed by the customers during such period even if the customer made the first purchase from us in the same period. We determine that a customer has purchased products from us (a) in our directly-operated physical stores or franchise stores if the customer uses our rewards card when making payments or (b) in our online stores if a customer with the same phone number has made purchases in our online stores before;

●	“Tokyo Lifestyle” are to Tokyo Lifestyle Co., Ltd., a stock company incorporated pursuant to the laws of Japan, which is wholly owned by Yoshitsu;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Yoshitsu and its subsidiary, as the case may be;

●	“Japanese yen” or “JPY” are to the legal currency of Japan; and

●	“Yoshitsu” are to Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of Japanese yen to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs, discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to share issuances to our directors and existing shareholders, Mr. Mei Kanayama and Mr. Yingjia Yang, on October 22, 2020. For details, see “—Increase of Authorized Shares and Share Issuances” below.

Overview

Headquartered in Tokyo, we are a retailer and wholesaler of Japanese beauty and health products, as well as other products. We offer approximately 12,800 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 3,400 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, and 7,500 SKUs of other products, including lingerie, home goods, food, and alcoholic beverages.

We currently sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. Leveraging our deep understanding of consumer needs and preferences, we have rapidly expanded our operations and opened three new directly-operated physical stores, added five franchise stores, and developed eight new wholesale customers during the fiscal year ended March 31, 2020; we opened one new online store, added a franchise store in Canada, and developed 17 new wholesale customers during the fiscal year ended March 31, 2021. As of March 31, 2021, our distribution channels consisted of (i) 10 directly-operated physical stores in Japan, (ii) 16 online stores through our websites and various e-commerce marketplaces in Japan and China, and (iii) nine franchise stores in the U.S., six franchise stores in Canada, and approximately 98 wholesale customers in Japan and other countries, including China, the U.S., and Canada. We believe our distribution channels are a trusted destination for consumers to discover and purchase branded Japanese beauty and health products and other products.

We have built a large base of customers, which have been essential for our rapid growth. During the six months ended September 30, 2020, our physical stores, online stores, and franchise stores served approximately 302,430, 440,990, and 52,510 customers, respectively, and orders placed by our repeat customers accounted for approximately 48%, 15%, and 30% of total orders in our physical stores, online stores, and franchise stores, respectively. During the fiscal years ended March 31, 2020 and 2019, our physical stores served approximately 955,580 and 893,980 customers, respectively, and orders placed by our repeat customers accounted for approximately 42% and 47% of total orders in our physical stores, respectively. During the same fiscal years, our online stores served approximately 1,893,000 and 1,780,500 customers, respectively, and orders placed by our repeat customers accounted for approximately 20% and 15% of total orders in our online stores, respectively. During the same fiscal years, our franchise stores served approximately 86,080 and 78,300 customers, respectively, and orders placed by our repeat customers accounted for approximately 40% and 35% of total orders in our franchise stores, respectively.

Since our inception, we have established long-term relationships with over 90 suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors, including many well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé.

Since our inception, we have achieved significant growth and profitability. Our revenue increased from $52,775,110 during the six months ended September 30, 2019 to $83,306,932 during the six months ended September 30, 2020, representing an increase of 57.9%. Our net income increased from $1,655,848 during the six months ended September 30, 2019 to $1,721,627 during the six months ended September 30, 2020, representing an increase of 4.0%. Our revenue increased from $96,544,080 during the fiscal year ended March 31, 2019 to $139,573,958 during the fiscal year ended March 31, 2020, representing an increase of 44.6%. Our net income increased from $3,212,762 during the fiscal year ended March 31, 2019 to $4,890,837 during the fiscal year ended March 31, 2020, representing an increase of 52.2%.

Since our inception, we have financed our operations primarily through bank loans. As of April 30, 2021, we had approximately $72.6 million in short-term borrowings outstanding, with maturity dates ranging from June 30, 2021 to September 30, 2021, and approximately $7.5 million in long-term borrowings outstanding, with maturity dates ranging from June 30, 2021 to December 31, 2053. See “Risk Factors—Risks Related to Our Business—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” and “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	diverse and high-quality product offerings;

●	a balanced multi-channel distribution network;

●	proven ability to expand rapidly while maintaining profitability; and

●	an experienced management team.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

●	expanding into new markets by opening new stores;

●	developing our own private label products;

●	improving customer experience and enhance customer loyalty; and

●	enhancing our technology platform and infrastructure.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	we operate in a highly-competitive market and our failure to compete effectively could adversely affect our results of operations;

●	if we are unable to timely gauge beauty trends and react to changing consumer preferences in a timely manner, our sales will decrease;

●	we may be subject to product liability claims if our customers are harmed by the products sold through our distribution channels;

●	we rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business;

●	our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows;

●	the business operations and results of operations of our directly-operated physical stores and wholesale operations in Japan are susceptible to adverse impact caused by pandemics, such as the COVID-19 pandemic;

●	our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets;

●	we lease a substantial amount of space and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due would likely harm our business, financial condition, and results of operations;

●	our earnings and business growth strategy depend in part on the success of our franchisees, and we may be harmed by actions taken by our franchisees or employees of our franchisees, that are outside of our control;

●	the operation of our franchise stores relies significantly on two franchisees and if either or both of them terminate their trademark license agreements with us and if we are unable to find suitable replacements, our business could be materially and adversely affected;

●	we rely on our relationships with suppliers to purchase high-quality beauty and health products on reasonable terms. If these relationships were to be impaired, or if certain suppliers were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products or health products, either of which could have a material adverse effect on our competitive position, our business, and financial performance;

●	any significant interruption in the operations of our distribution centers could disrupt our ability to deliver merchandise to our stores and customers in a timely manner, which could have a material adverse effect on our business, financial condition, and results of operations;

●	any material disruption of our information systems could materially and adversely affect our business operations and negatively impact our financial results; and

●	if we fail to effectively manage our inventory, our results of operations, financial condition, and liquidity could be materially and adversely affected.

Risks Relating to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties related to this offering and the trading market of our ADSs, including, but not limited to, the following:

●	an active trading market for our Ordinary Shares or the ADSs may not develop;

●	you will experience immediate and substantial dilution in the net tangible book value of ADSs purchased;

●	after the completion of this offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a direct or indirect controlling influence on us;

●	the sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price;

●	the market price of our ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price;

●	we do not intend to pay dividends for the foreseeable future;

●	rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions; and

●	holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

Increase of Authorized Shares and Share Issuances in October 2020

Prior to October 22, 2020, our representative director, Mr. Mei Kanayama, owned 8,910, or 90%, of our issued and outstanding Ordinary Shares, and our director, Mr. Yingjia Yang, owned 990, or 10%, of our issued and outstanding Ordinary Shares. On October 22, 2020, our shareholders approved an increase in the number of our authorized Ordinary Shares from 10,000 to 300,000, and we issued 72,909 new Ordinary Shares to Mr. Mei Kanayama, and 8,101 new Ordinary Shares to Mr. Yingjia Yang for no consideration, which share issuances were equivalent to a forward split of our outstanding Ordinary Shares at an approximate or rounded ratio of 9.1828-for-1 share. Unless otherwise indicated, all references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the share issuances as if they had occurred at the beginning of the earlier period presented.

Corporate Information

Our headquarters are located at Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan, and our phone number is +81356260668. Our English website address is www.ystbek.co.jp/en/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Corporate Structure

We were incorporated as a stock company in Japan on December 28, 2006. The following chart illustrates our corporate structure upon completion of this initial public offering (this “IPO”) based on 92,951 Ordinary Shares outstanding as of the date of this prospectus and [●] ADSs to be sold in this IPO, assuming no exercise of the underwriters’ over-allotment option. For more details on our corporate history, please refer to “Business—Corporate History and Structure.”

(1)	Represents 2,041 Ordinary Shares held by a shareholder of Yoshitsu, which holds less than 5% of our Ordinary Shares, as of the date of this prospectus.

Impact of COVID-19 on Our Operations and Financial Performance

The COVID-19 pandemic has materially and adversely affected the business operations and operating results of our directly-operated physical stores and wholesale operations in Japan. Our revenue generated from our directly-operated physical stores and wholesale customers in Japan decreased by approximately $18.5 million, or 38%, during the fiscal year ended March 31, 2021 as compared to the previous fiscal year, although our overall revenue increased by approximately $77.8 million, or 55%, during the same period due to an increase in revenue from online stores and overseas franchise stores and wholesale customers. During the fiscal year ended March 31, 2021, we did not open any new directly-operated physical stores and closed a franchise store in the U.S. due to the impact of the COVID-19 pandemic. In addition, the construction of our new distribution center in Koshigaya, Japan was delayed and we currently expect it to be operational in August 2021.

See “Risk Factors—Risks Related to Our Business—The business operations and results of operations of our directly-operated physical stores and wholesale operations in Japan are susceptible to adverse impact caused by pandemics, such as the COVID-19 pandemic” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Affecting Our Results of Operations.”

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as the “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the completion of this IPO.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ADSs held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Controlled Company

Upon completion of this offering, our representative director, Mr. Mei Kanayama, will beneficially own approximately [●]% of the aggregate voting power of our outstanding Ordinary Shares assuming no exercise of the over-allotment option, or [●]% assuming full exercise of the over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

THE OFFERING

Securities offered by us	[●] ADSs

Over-allotment option	We have granted to the underwriters an option, exercisable within 45 days from the date of this prospectus, to purchase up to an aggregate of [●] additional ADSs.

Price per ADS	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per ADS.

Ordinary Shares outstanding prior to completion of this offering	92,951 Ordinary Shares

ADSs outstanding immediately after this offering

[●] ADSs assuming no exercise of the underwriters’ over-allotment option and excluding [●] ADSs underlying the Representative’s Warrants

[●] ADSs assuming full exercise of the underwriters’ over-allotment option and excluding [●] ADSs underlying the Representative’s Warrants

Ordinary Shares outstanding immediately after this offering

[●] Ordinary Shares assuming no exercise of the underwriters’ over-allotment option and excluding [●] Ordinary Shares underlying the Representative’s Warrants

[●] Ordinary Shares assuming full exercise of the underwriters’ over-allotment option and excluding [●] Ordinary Shares underlying the Representative’s Warrants

Listing	We intend to apply to have our ADSs listed on the Nasdaq Capital Market.

Proposed ticker symbol	“[●]”

The ADSs

Each ADS represents [●] Ordinary Shares.

The depositary or its nominee will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary, and all holders and beneficial owners of ADSs issued thereunder.

You may surrender your ADSs to the depositary to withdraw the Ordinary Shares underlying your ADSs. The depositary will charge you a fee for such exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Depository	[●]

Use of proceeds

We intend to use the net proceeds from this offering to open new directly-operated physical stores and add franchise stores, for brand marketing, to improve our distribution centers and logistic systems, and for talent acquisition and retention. See “Use of Proceeds” on page 27 for more information.

Lock-up

All of our directors, senior management, and shareholders owning 5% or more of our Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our ADSs, Ordinary Shares, or securities convertible into or exercisable or exchangeable for our ADSs or Ordinary Shares for a period of six months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The ADSs offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 7 for a discussion of factors to consider before deciding to invest in our ADSs.

RISK FACTORS

An investment in our ADSs involves a high degree of risk. Before deciding whether to invest in our ADSs, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ADSs to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ADSs if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We operate in a highly-competitive market and our failure to compete effectively could adversely affect our results of operations.

The beauty and health products markets in Japan, China, Canada, and the U.S. are fragmented and highly-competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offerings of other products. See “Business—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to timely gauge beauty trends and react to changing consumer preferences in a timely manner, our sales will decrease.

We believe our success depends in substantial part on our ability to:

●	recognize and define product and beauty trends;

●	anticipate, gauge, and react to changing consumer demand in a timely manner;

●	translate market trends into appropriate, saleable product offerings in our stores in advance of our competitors;

●	develop and maintain supplier relationships that provide us access to the newest merchandise on reasonable terms; and

●	distribute merchandise to our stores in an efficient and effective manner and maintain appropriate in-stock levels.

If we are unable to anticipate and fulfill the merchandise needs of the regions in which we operate, our net sales may decrease and we may be forced to increase markdowns of slow-moving merchandise, either of which could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to product liability claims if our customers are harmed by the products sold through our distribution channels.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality, or counterfeit. For example, beauty products in general, regardless of their authenticity or quality, may cause allergic reactions or other illness that may be severe for certain customers. Sales and distributions of products in our directly-operated physical stores, online stores, and franchise stores, or to our wholesale customers could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that suffered such injury may bring claims or legal proceedings against us as the retailer of the products. See “Regulations—Regulations regarding Product Quality and Customer Protection.” Although we would have legal recourse against the manufacturers or suppliers of such products under Japanese law, attempting to enforce our rights against the manufacturers or suppliers may be expensive, time-consuming, and ultimately futile. Defective, inferior, or counterfeit products or negative publicity as to personal injury caused by products we sell may adversely affect consumer perceptions of our Company or our products, which could harm our reputation and brand image. In addition, we do not currently maintain any third-party liability insurance or product liability insurance with respect to the products we sell. As a result, any material product liability claim or litigation could have a material adverse effect on our business, financial condition, and results of operations. Even unsuccessful claims could result in the expenditure of funds and management time and effort in defending them and could have a negative impact on our reputation and results of operations.

We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business.

Our liquidity relies significantly on short-term borrowings. As of April 30, 2021, we had approximately $72.6 million in short-term borrowings outstanding. As of September 30, 2020, we had approximately $65.6 million in short-term borrowings outstanding. As the date of this prospectus, we renewed $3.1 million and repaid $1.5 million of our short-term borrowings outstanding as of September 30, 2020 upon their maturity. As of March 31, 2020, we had approximately $58.6 million in short-term borrowings outstanding. As the date of this prospectus, we repaid all of our outstanding $58.6 million short-term borrowings as of March 31, 2020 upon their maturity. As of the date of this prospectus, we have secured an aggregate amount of $10.0 million short-term borrowings as working capital for five months to one year. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

Further financing may also not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most of or all of their investment.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of April 30, 2021, we had approximately $72.6 million in short-term borrowings and $7.5 million in long-term borrowings outstanding.

The amount of our debt could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes as a result of our debt service obligations;

●	limiting our ability to obtain additional financing;

●	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate, and the general economy;

●	increasing the cost of any additional financing; and

●	limiting the ability of our subsidiary to pay dividends to us for working capital or return on our investment.

Any of these factors and other consequences that may result from our substantial indebtedness could have a material adverse effect on our business, financial condition, results of operations, and cash flows impacting our ability to meet our payment obligations under our debts. Our ability to meet our payment obligations under our outstanding indebtedness depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control.

The business operations and results of operations of our directly-operated physical stores and wholesale operations in Japan are susceptible to adverse impact caused by pandemics, such as the COVID-19 pandemic.

The recent COVID-19 outbreak has spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, which has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

The COVID-19 pandemic has materially and adversely affected the business operations and operating results of our directly-operated physical stores and wholesale operations in Japan. Our revenue attributable to our directly-operated physical stores and wholesale customers in Japan decreased by approximately $18.5 million, or 38%, during the fiscal year ended March 31, 2021, as compared to the previous fiscal year, although our overall revenue increased during the same fiscal year due to an increase in revenue from online stores and overseas franchise stores and wholesale customers. During the fiscal year ended March 31, 2021, we did not open any new directly-operated physical stores and closed a franchise store in the U.S. due to the impact of the COVID-19 pandemic. In addition, the construction of our new distribution center in Koshigaya, Japan was delayed and we currently expect it to be operational in August 2021. For more additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Affecting Our Results of Operations.”

As of the date of this prospectus, the daily life of Japanese residents is largely back to its normal state, but the COVID-19 pandemic in Japan is still not completely under control. In addition, since the Japanese government has imposed border enforcement measures to control the spread of COVID-19, such as denial of entry to Japan for certain foreign nationals, strengthened quarantine measures, suspension of visa validity, and suspension of visa exemption measures, Japan’s tourism industry is still negatively affected. The COVID-19 pandemic in many other countries, including the United States and Canada, is still not under control and there have been business closures and a substantial reduction in economic activity in these countries. Although there are vaccines for COVID-19 that have been approved for use, distribution of the vaccines did not begin until late 2020, and, due to logistical and manufacturing challenges which have delayed the production and administration of the vaccines, a majority of the public in the markets in which we currently operate will likely not be fully vaccinated until sometime in 2021 or later. Additionally, new strains of COVID-19 are surfacing, and the effectiveness of the approved vaccines on these new strains is unknown. As a result, the extent to which the COVID-19 outbreak impacts our results of operations in fiscal year 2021 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

One of the key means of achieving our growth strategies will be through opening and operating new stores on a profitable basis for the foreseeable future. We opened three new directly operated physical stores and added five new franchise stores during the fiscal year ended March 31, 2020, and opened one new directly operated physical store and added five new franchise stores during the fiscal year ended March 31, 2019. During the fiscal year ended March 31, 2021, we added a franchise store in Canada, we did not open any new directly-operated physical store and closed a franchise store in the U.S. due to the impact of the COVID-19 pandemic. We identify target markets, taking into account numerous factors, such as the locations of our current stores, demographics, traffic patterns, information gathered from various sources, and, recently, whether known consumer patterns will remain at the same level as prior to the COVID-19 pandemic and if we need to modify the layout of our new stores to minimize contact with customers. We may not be able to open our planned new stores within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition, and results of operations. As we operate more stores, our rate of expansion relative to the size of our store base will eventually decline.

The number and timing of new stores opened during any given period may be negatively impacted by a number of factors, including:

●	epidemics or pandemics, such as the COVID-19 pandemic;

●	our ability to increase brand awareness and beauty and health product consumption in areas where we open stores;

●	the identification and availability of sites for store locations with the appropriate size, traffic patterns, local retail and business attractions, and infrastructure that will drive high levels of customer traffic and sales per unit;

●	competition in existing and new markets, including competition for store sites;

●	the negotiation of acceptable lease terms;

●	our ability to obtain all required governmental permits on a timely basis;

●	our ability to control construction and development costs of new stores;

●	the maintenance of adequate distribution capacity, information systems, and other operational system capabilities;

●	integrating new stores into our existing procurement, manufacturing, distribution, and other support operations;

●	the hiring, training, and retention of store management and other qualified personnel;

●	assimilating new store employees into our corporate culture;

●	the effective management of inventory to meet the needs of our stores and wholesale customers on a timely basis; and

●	the availability of sufficient levels of cash flow and financing to support our expansion activities.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations, or lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores.

Additionally, customer trends, preferences, and demand may vary significantly by region, and our experience in the markets in which we currently operate may not be applicable in other regions or countries. As a result, we may not be able to leverage our experience to expand into other parts of Japan and overseas. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different business environment. We may not be able to grow our revenue in the new cities we enter, but we will incur substantial costs in connection with any such expansion. Consequently, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will be profitable, which could have a material adverse effect on our results of operations.

We lease a substantial amount of space and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due would likely harm our business, financial condition, and results of operations.

We lease the premises of all our physical store locations and our three distribution centers in operation, and own the premises of our new distribution center under construction. Many of our lease agreements have escalating rent provisions over the initial term and any extensions. As our stores mature and as we expand our store base, our lease expenses and our cash outlays for rent under our lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

●	requiring that an increased portion of our cash from operations and available cash be applied to pay our lease obligations, thus reducing liquidity available for other purposes;

●	increasing our vulnerability to adverse general economic and industry conditions;

●	limiting our flexibility to plan for or react to changes in our business or in the industry in which we compete; and

●	limiting our ability to obtain additional financing.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless remain obligated to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease.

We depend on our cash flow from operations to pay our lease obligations, finance our growth capital strategy, and fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, we may not be able to achieve our growth plans, fund our other liquidity and capital needs, or ultimately service our lease obligations, which would materially and adversely affect our business.

Unexpected termination of our leases, failure to renew our leases, or failure to renew our leases at acceptable terms could materially and adversely affect our business.

We lease the premises of all of our directly-operated physical stores and our three distribution centers in operation, and own the premises of our new distribution center under construction. As a result, we may be subject to compulsory acquisition, closure, or demolition of any of the properties on which our stores are situated. Although we may receive liquidated damages or compensation if our leases are terminated unexpectedly, we may be forced to suspend operations of the relevant store and divert management attention, time, and costs to find a new site and relocate our store, which will negatively affect our business and results of operations.

We enter into leases of approximately one to 15 years with an option to renew for our directly-operated physical stores. Rent for our leases is typically a fixed amount and subject to annual or biennially incremental increase as stipulated in the lease agreements. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our store sites, we will have to close or relocate the store, which could subject us to additional costs, expenses, and risks, and loss of existing customers, and could have a material adverse effect on our business and results of operations. In addition, the relocated store may not perform as well as the existing store.

Our earnings and business growth strategy depend in part on the success of our franchisees, and we may be harmed by actions taken by our franchisees, or employees of our franchisees, that are outside of our control.

A significant portion of our revenue is generated by sales to our franchise stores. As of March 31, 2021, we had one franchisee operating nine franchise stores in the U.S. and one franchisee operating six franchise stores in Canada. Franchisees are independent operators, and their employees are not our employees. We license our trademarks “東京生活館” and “REIWATAKIYA” and sell our products to the franchisees, but the quality of franchise store operations, and its effect on our brand, may be diminished by any number of factors beyond our control. Additionally, franchisees may not operate their stores in a manner consistent with our standards and requirements or they or their employees may take other actions that adversely affect the value of our brand. In such event, our business and reputation may suffer, and as a result our revenue could decline.

While we try to ensure that franchisees maintain the quality of our brand and comply with their trademark license agreements, franchisees may take actions that adversely affect the value of our intellectual property or reputation or that are inconsistent with their contractual obligations. Although our trademark license agreements permit us to terminate the agreement under certain circumstances, including violation of the agreement by a franchisee and deterioration of financial conditions of a franchisee, there can be no assurance that such remedy will be available or sufficient to prevent or undo harm to our brand and protect our intellectual property.

Our franchisees may not operate their franchises successfully. Since we currently have only two franchisees operating our franchise stores, if one of them were to become insolvent, choose to not renew their trademark license agreement with us, or otherwise were unable or unwilling to pay us amounts due to us pursuant to the terms of their agreements, our business and results of operations would be materially and adversely affected.

The operation of our franchise stores relies significantly on two franchisees and if either or both of them terminate their trademark license agreements with us and if we are unable to find suitable replacements, our business could be materially and adversely affected.

A significant portion of our revenue is generated by sales to our franchise stores, the operation of which relies on our two existing franchisees. As of March 31, 2021, we had one franchisee operating nine franchise stores in the U.S. and one franchisee operating six franchise stores in Canada. Our trademark license agreements with these franchisees have a term of one year and automatically renew for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than two months before the expiration of the current term. Our franchisees may determine to terminate their agreements with us for a number of reasons, including low sales volumes or high costs, or their failure to secure lease renewals. If either or both of our two franchisees terminate their trademark license agreements with us or request more favorable terms than the ones we currently have to continue such agreements, our business and results of operations would be materially and adversely affected.

Any decrease in customer traffic in the shopping malls or street locations in which our stores are located could cause our sales to be less than expected.

Our stores are typically located in shopping malls or street locations near busy commercial districts or popular tourism attractions. Sales at these stores are derived, to a significant degree, from the volume of customer traffic in those locations and surrounding areas. Our stores benefit from the current popularity of shopping malls and street locations near busy commercial districts or popular tourism attractions as shopping destinations and their ability to generate customer traffic in the vicinity of our stores. Our sales volume and customer traffic may be adversely affected by, among other things:

●	economic downturns in Japan;

●	high fuel prices;

●	changes in customer demographics;

●	a decrease in popularity of shopping malls or street locations in which a significant number of our stores are located;

●	epidemics or pandemics, such as the COVID-19 pandemic, and measures imposed by governments or shopping malls in response to such epidemics, including limiting the number of customers in shopping malls;

●	the closing of the “anchor” store of a shopping mall or the stores of other key tenants; or

●	a deterioration in the financial condition of shopping mall operators or developers which could, for example, limit their ability to maintain and improve their facilities.

A reduction in customer traffic as a result of these or any other factors could have a material adverse effect on our financial condition and results of operations.

In addition, severe weather conditions and other catastrophic occurrences in areas in which we have stores may have a material adverse effect on our results of operations. Such conditions may result in physical damage to our stores, loss of inventory, decreases in customer traffic, and closure of one or more of our stores. Any of these factors may disrupt our business and have a material adverse effect on our financial condition and results of operations.

The ongoing need for renovations and other capital improvements at our stores could have a material adverse effect on us, including our financial condition, liquidity, and results of operations.

To improve the in-store experience of our customers, our physical stores have an ongoing need for maintenance and renovations and other capital improvements, including replacement, from time to time, of furniture, fixtures, and equipment. These capital improvements may give rise to the following risks:

●	possible environmental liabilities;

●	construction cost overruns and delays;

●	a decline in revenue while stores are out of service due to capital improvement projects;

●	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on favorable terms, or at all;

●	uncertainties as to market demand or a loss of market demand after capital improvements have begun; and

●	bankruptcy or insolvency of a contracted party during a capital improvement project or other situation that renders them unable to complete their work.

The costs of all these capital improvements or any of the above noted factors could have a material adverse effect on us, including our financial condition, liquidity, and results of operations.

We rely on our relationships with suppliers to purchase high-quality beauty and health products on reasonable terms. If these relationships were to be impaired, or if certain suppliers were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products or health products, either of which could have a material adverse effect on our competitive position, our business, and financial performance.

We have no long-term supply agreements or exclusive arrangements with our suppliers and, therefore, our success depends on maintaining good relationships with our suppliers. Our business depends to a significant extent on the willingness and ability of our suppliers to supply us with a sufficient selection and volume of products to stock our stores. Some of our suppliers that have many other customers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We have also entered into supply agreements with certain well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé, which have allowed us to benefit from the growing popularity of such brands. During the six months ended September 30, 2020, our product sales attributed to these brands accounted for approximately 30.95% of our total product sales. During the fiscal years ended March 31, 2020 and 2019, our product sales attributable to these brands accounted for approximately 49.63% and 56.16% of our total product sales, respectively. Any of our suppliers could in the future decide to scale back or end its relationship with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of products from such supplier. If we fail to maintain strong relationships with our existing suppliers, or fail to continue acquiring and strengthening relationships with additional suppliers of beauty and health products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

During the six months ended September 30, 2020, three suppliers accounted for approximately 44.6%, 20.1%, and 10.0% of our total purchases, respectively. During the fiscal year ended March 31, 2020, four suppliers accounted for approximately 25.9%, 17.1%, 15.3%, and 13.4% of our total purchases, respectively. During the fiscal year ended March 31, 2019, two suppliers accounted for approximately 25.9% and 15.6% of our total purchases, respectively. The loss of or a reduction in the amount of merchandise made available to us by any one of these key suppliers, or by any of our other suppliers, could have an adverse effect on our business.

The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition, and results of operations.

We currently operate three distribution centers, which houses the distribution operations for our physical stores together with the order fulfillment operations of our online stores. We have identified the need for an additional distribution center, which is under construction and we expect will be operational in August 2021, as well as the need to upgrade our existing information systems in order to support the addition of the new distribution center. If we are unable to successfully implement the expansion of our distribution infrastructure or upgrade of our information systems, the efficient flow of our merchandise could be disrupted. In order to support our recent and expected future growth and to maintain the efficient operation of our business, additional distribution centers may need to be added in the future. Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition, and results of operations.

Any significant interruption in the operations of our distribution centers could disrupt our ability to deliver merchandise to our stores and customers in a timely manner, which could have a material adverse effect on our business, financial condition, and results of operations.

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by our three distribution centers located near our headquarters in Tokyo. This dependence on a small number of distribution centers, combined with the fact that we are a retailer and wholesaler carrying approximately 12,800 SKUs of beauty products that change on a regular basis in response to beauty trends, makes the success of our operations particularly vulnerable to disruptions in our distribution system. Any significant interruption in the operation of our distribution infrastructure, including an interruption caused by our failure to successfully open our new distribution center in August 2021 or events beyond our control, such as disruptions in our information systems, disruptions in operations due to fire or other catastrophic events, labor disagreements, or shipping problems, could drastically reduce our ability to receive and process orders and provide products to our stores and customers. This could result in lost sales and a loss of customer loyalty, which could have a material adverse effect on our business, financial condition, and results of operations.

Increased distribution costs or disruption of product transportation could adversely affect our business and financial results.

Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. In addition, temporary or long-term disruption of product transportation due to weather-related problems, strikes, lockouts, or other events could impair our ability to supply products affordably and in a timely manner or at all. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition, and results of operations.

Any material disruption of our information systems could materially and adversely affect our business operations and negatively impact our financial results.

We are increasingly dependent on a variety of information systems to effectively manage the operations of our growing store base and fulfill customer orders from our online stores. In addition, we have identified the need to expand and upgrade our information systems to support recent and expected future growth, including the planned opening of our new distribution center in August 2021. As part of this planned expansion of our information systems, we expect to modify our warehouse management system to support our new distribution center. Any interruption during the modification of our warehouse management system software could have a material adverse effect on our business, financial condition, and results of operations. The failure of our information systems to perform as designed, including the failure of our warehouse management system to operate as expected during the holiday season or to support our planned new distribution center, could have a material adverse effect on our business and results of our operations. Any material disruption of our information systems could disrupt our ability to track, record, and analyze the merchandise that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and credit card transactions, and our ability to receive and process online orders or engage in normal business activities. Moreover, security breaches or leaks of proprietary information, including leaks of customers’ private data, could result in liability, decrease customer confidence in our company, and weaken our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the increased levels of product sales that we anticipate. We incurred $1,475,528 in promotion and advertising expenses during the six months ended September 30, 2020. We incurred $1,328,269 and $304,095 in promotion and advertising expenses during the fiscal years ended March 31, 2020 and 2019, respectively. Marketing approaches and tools in the beauty and health products markets in Japan, China, Canada, and the U.S. are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can produce, or benefit from, unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability.

If we fail to effectively manage our inventory, our results of operations, financial condition, and liquidity could be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer preferences with respect to our products, and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand, and determine appropriate amounts of inventory for our products. In addition, in order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies.

If we fail to effectively manage our inventory or obtain favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our results of operations, financial condition, and liquidity.

Our directly-operated physical stores are all located in Japan, and our current business and future growth could be materially and adversely affected if we experience a decline in customers in Japan.

Our directly-operated physical stores are all located in Japan. We also have the broadest product offerings in our Japanese physical stores, and generated 32.3%, 39.8%, and 47.5% of our revenue in Japan during the six months ended September 30, 2020 and the fiscal years ended March 31, 2020 and 2019, respectively. We expect to continue to derive a substantial portion of our revenue from Japan in the near future. Our current business and future growth could be materially and adversely affected if we experience a decline in consumer sales or customer engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “—A downturn in the economy of the markets in which we operate may affect consumer purchases of discretionary items, such as beauty and health products, which could delay our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.”

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

In addition to our operations in Japan, we only have operations in China, the U.S., and Canada. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these countries, such as:

●	changes in economic conditions and unemployment rates;

●	changes in laws and regulations;

●	a decline in the number of visitors to our stores;

●	changes in competitive environment; and

●	adverse weather conditions and natural disasters (including weather or road conditions that limit access to our stores).

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event that any of the countries in which we operate is more severely impacted by any such adverse condition, as compared to other countries.

A downturn in the economy of the markets in which we operate may affect consumer purchases of discretionary items, such as beauty and health products, which could delay our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

We appeal to a wide demographic consumer profile and offer a broad selection of Japanese beauty and health products. A downturn in the economy of the markets in which we operate could adversely impact consumer purchases of discretionary items, such as beauty and health products. Factors that could affect consumers’ willingness to make such discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, consumer spending habits could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

In recent years, the economic indicators in Japan have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minster Yoshihide Suga and the former administration of Prime Minister Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. The impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as the March 2011 Great East Japan Earthquake and the related Fukushima Daiichi nuclear disaster, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending, and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

Our management has a limited history managing rapid expansion. If we cannot effectively and efficiently manage our growth strategy, our results of operations or profitability could be materially and adversely affected.

We have been growing rapidly in recent years, and we intend to continue to expand our business by opening new physical and online stores. Since this rapid expansion is a new strategy for us and our management has a limited history managing such an expansion, we may not be able to adapt quickly to such major business change, compete successfully in new markets, build our brand in new countries or areas, or generate sufficient net income from our new stores. As a result, it is difficult for us to predict our results of operations with respect to our newly opened stores and you should not rely on our historical results of operations as an indication of our future financial performance.

This growth strategy has placed, and will continue to place, substantial demands on our managerial, operational, technological, and other resources. Our growth strategy will also place significant demands on us to maintain the quality of our product and customer services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our product and customer services. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures, and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage, and motivate our workforce and manage our relationships with customers, suppliers, and other service providers. As we selectively increase our product offerings, we will need to work with different groups of new suppliers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our results of operations and profitability.

We may be unsuccessful in expanding our operations internationally, which could adversely affect our results of operations.

Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated.

Our international operations may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to beauty and health products;

●	difficulties in staffing and managing foreign operations;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	adverse tax consequences or additional tax liabilities;

●	impact of different real estate trends in different regions;

●	fluctuations in currency exchange rates; and

●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

If we are unable to provide a high-quality customer experience, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The success of our business largely depends on our ability to provide a high-quality customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demand and preferences, maintain the quality of our products, provide clean and attractive physical stores and reliable and user-friendly website interfaces for our customers to visit and purchase products, and provide timely and reliable delivery for products in our online stores and high-quality after-sales service. If our customers are not satisfied with our products or customer service experience, or the prices at which we offer the products, or our internet platform for online stores is severely interrupted or otherwise fail to meet our customers’ expectations, our reputation and customer loyalty could be adversely affected.

We rely on contracted third-party delivery service providers to deliver our products sold through our online stores. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters, or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, the delivery personnel of contracted third-party delivery service providers act on our behalf and interact with our customers directly. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation, and cause us to lose customers.

In addition, we hire third-party e-commerce marketplace operators to operate our online stores and depend on online customer service representatives from these third-party e-commerce marketplace operators to provide live assistance to our online customers 24 hours a day, seven days a week. We used approximately 18 customer service representatives from third-party e-commerce marketplace operators as of March 31, 2021. If these customer service representatives fail to provide satisfactory service, or if wait times are too long due to the high volume of requests from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

As a result, if we are unable to continue to provide, or maintain, a high-quality customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, reputation, financial condition, and results of operations.

Failure to maintain or enhance our brands or image could have a material adverse effect on our business and results of operations.

We believe our “晴の良品,” “東京生活館,” and other brands are well-recognized among our customers and other Japanese beauty and health product industry players, such as other Japanese beauty and health product retailers in the local markets we operate in. Our brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy consumer needs by further developing and maintaining the quality of our products, as well as our ability to respond to competitive pressures. If we are unable to satisfy consumer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

Failure to obtain and maintain required licenses and permits or to comply with liquor, pharmaceutical, medical device, and other regulations could lead to the loss of our liquor, pharmaceutical, and other licenses and, thereby, harm our business, financial condition, or results of operations.

The sale of beauty and health products are subject to various government regulations in the markets in which we operate, including those relating to the sale of pharmaceuticals, and medical devices. In addition, we also sell liquor in certain of our stores, which is also subject to government regulation. In addition, such regulations are subject to change from time to time. See “Regulations.” The failure to obtain and maintain licenses, permits, and approvals relating to such regulations could adversely affect our business, financial condition, or results of operations. Licenses may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits, and approvals could adversely affect us or cause a delay or result in our decision to cancel the opening of new stores, either of which could adversely affect our business, financial condition, or results of operations.

Data security breaches and attempts thereof could negatively affect our reputation, credibility, and business.

We collect and store personal information relating to our customers and employees, including their personally identifiable information, and rely on third parties for the various social media tools and websites we use as part of our marketing strategy. Customers are increasingly concerned over the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft, and user privacy. Any perceived, attempted, or actual unauthorized disclosure of personally identifiable information regarding our employees, customers, or website visitors could harm our reputation and credibility, reduce our online sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers, and could result in litigation against us or the imposition of significant fines or penalties. We cannot assure you that any of our third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on our business.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, national, provincial or state, and local laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products, resulting in increased compliance costs.

A breach of security of confidential customer information related to our electronic processing of credit and debit card transactions, or a breach of security of our employee information, could substantially affect our reputation, business, financial condition, and results of operations.

A significant portion of the sales in our stores are by credit or debit cards. Other retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. We may ultimately be held liable for the unauthorized use of a cardholder’s credit card information in an illegal activity and be required by card issuers to pay charge-back fees. In addition, many of the jurisdictions in which we operate have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant expenses, which could have an adverse impact on our business, financial condition, or results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on our Company and could substantially affect our reputation, business, financial condition, or results of operations.

If we are unable to attract, train, assimilate, and retain employees that embody our culture, including store personnel, store managers, and senior managers, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train, assimilate, and retain a sufficient number of employees, including store personnel and store managers, who understand and appreciate our culture, are able to represent our brand effectively and establish credibility with our customers. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers, and knowledge of the products we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected, and our brand image may be negatively impacted. Our growth strategy will require us to attract, train, and assimilate even more personnel. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations.

We place substantial reliance on the retail and wholesale industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Mei Kanayama, our representative director, is particularly important to our future success due to his substantial experience and reputation in the retail and wholesale markets. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Our private label products may not appeal to our customers, and may compete with our brand partners.

We recently started to cooperate with suppliers to develop our own private label beauty and other products. However, there is no assurance that our private label product offerings will generate customer interest and meet consumer needs or expectations. If we are unable to generate sufficient sales of our private label products, we may fail to cover our development, manufacturing, and marketing costs and expenses with respect to these products, and our business, results of operations, and financial condition may be adversely affected.

Moreover, as we sell both branded products sourced from our suppliers and our private label products through our distribution channels, we are likely to face competition from our suppliers. Branded products may have an advantage over our private label products primarily due to name recognition, even though private label products are typically more competitively priced compared to branded products. In addition, selling private label products may harm our relationship with our suppliers. If we lose our suppliers or if our relationships with our suppliers deteriorate, our business may be adversely affected. See “—We rely on our relationships with suppliers to purchase high-quality beauty and health products on reasonable terms. If these relationships were to be impaired, or if certain suppliers were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products or health products, either of which could have a material adverse effect on our competitive position, our business, and financial performance.”

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the six months ended September 30, 2020, and during the fiscal years ended March 31, 2020 and 2019, 67.7%, 60.2%, and 52.5%, respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business.

Future acquisitions may have a material adverse effect on our ability to manage our business and our results of operations and financial condition.

We may acquire businesses, technologies, services, or products which are complementary to our core Japanese beauty and health product retail and wholesale business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources and management attention from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the costs and expenses incurred in connection with such acquisitions, or the potential loss of or harm to relationships with suppliers, employees, and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business or our results of operations and financial condition. In addition, we may need to fund any such acquisitions through the incurrence of additional debt or the sale of additional debt or equity securities, which would result in increased debt service obligations, including additional operating and financing covenants, or liens on our assets, that would restrict our operations, or dilution to our shareholders.

Risks Relating to this Offering and the Trading Market

An active trading market for our Ordinary Shares or the ADSs may not develop.

We intend to apply to list our ADSs on the Nasdaq Capital Market. We have no current intention to seek a listing for our Ordinary Shares on any other stock exchange. Prior to this offering, there has not been a public market for our ADSs or our Ordinary Shares, and we cannot assure you that an active public market for our ADSs will develop or be sustained after this offering. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price of our ADSs is substantially higher than the pro forma net tangible book value per ADS of our ADSs. Consequently, when you purchase our ADSs in the offering, upon completion of the offering you will incur immediate dilution of $[●] per ADS, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional ADSs are issued upon exercise of outstanding options we may grant from time to time.

After the completion of this offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a direct or indirect controlling influence on us.

We anticipate that our directors, senior management, and current five percent or greater shareholders will together beneficially own approximately [●]% of our Ordinary Shares issued and outstanding after the completion of this offering, assuming the underwriters do not exercise their over-allotment option and excluding shares issuable upon exercise of unexercised options or the Representative’s Warrants, or [●]% assuming the underwriters exercise their over-allotment option in full. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this prospectus, 92,951 of our Ordinary Shares are issued and outstanding. There will be [●] ADSs (representing [●] Ordinary Shares) issued and outstanding immediately following the consummation of this offering, assuming no exercise of the underwriters’ over-allotment option or the Representative’s Warrants, or [●] ADSs (representing [●] Ordinary Shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, our directors and senior management, and our shareholders owning 5% or more of our Ordinary Shares have agreed not to sell any Ordinary Shares, ADSs, or similar securities for six months after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our ADSs, the price of our ADSs and trading volume could decline.

Any trading market for our ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs and the trading volume to decline.

The market price of our ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of our ADSs following our initial public offering. If you purchase our ADSs in our initial public offering, you may not be able to resell those ADSs at or above the initial public offering price. We cannot assure you that the initial public offering price of our ADSs, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of our ADSs on Nasdaq;

●	sales of our ADSs or Ordinary Shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended March 31, 2020 and 2019, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States) and other control deficiencies. The material weaknesses identified was a lack of internal accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening our corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2022. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as senior management.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ADSs that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We will be a “controlled company” within the meaning of the Nasdaq listing rules, and may elect to rely on certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our largest shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business and, as a result, we do not expect to declare or pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our management has broad discretion to determine how to use the net proceeds raised in this offering and may use them in ways that may not enhance our results of operations or the price of our ADSs.

We anticipate that we will use the net proceeds from this offering to open new directly-operated physical stores and add franchise stores, for brand marketing, to improve our distribution centers and logistic systems, and for talent acquisition and retention. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our ADSs.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese stock company may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our Ordinary Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from them in the manner set forth in the deposit agreement, the depositary will make efforts to vote the Ordinary Shares underlying the ADSs in accordance with the instructions of ADS holders. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

By agreeing to the provisions of the deposit agreement, you will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of our ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of our ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying our Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying our Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a stock company with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and senior management are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or senior management, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our Ordinary Shares represented by our ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our senior management, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee and a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint an audit committee and compensation and nominating and corporate governance committees. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our ADSs may not be listed or may be delisted, which could negatively impact the price of our ADSs and your ability to sell them.

We intend to apply to list our ADSs on Nasdaq upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our ADSs are listed on Nasdaq, we cannot assure you that our ADSs will continue to be listed on Nasdaq.

In addition, following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our ADSs could be subject to delisting.

If Nasdaq does not list our ADSs, or subsequently delists our ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our ADSs;

●	reduced liquidity with respect to our ADSs;

●	a determination that our ADS is a “penny stock,” which will require brokers trading in our ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

If we are classified as a passive foreign investment company, United States taxpayers who own our ADSs or Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ADSs or Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration—United States Federal Income Taxation—Passive Foreign Investment Company.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

We may be subject to securities litigation, which is expensive and could divert management’s attention.

The market price of our ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the beauty and health products industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Industry Data and Forecasts

This prospectus contains data related to the beauty and health products industry. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The beauty and health products industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the beauty and health products industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a stock company organized under Japanese law. All of our directors and our corporate auditor reside in Japan and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Soga Law Office, our counsel with respect to the laws of Japan, has advised us that there is uncertainty as to whether the courts of Japan would (i) recognize or enforce judgments of United States courts obtained against us or our directors or senior management predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Japan against us or our directors or senior management predicated upon the securities laws of the United States.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●], assuming the underwriters do not exercise their over-allotment option, and $[●] if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 50% to open new directly-operated physical stores and add franchise stores;

●	approximately 25% for brand marketing;

●	approximately 15% to improve our distribution centers and logistics systems;

●	approximately 10% for talent acquisition and retention.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have flexibility and discretion to apply the net proceeds of this offering. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Our management has broad discretion to determine how to use the net proceeds raised in this offering and may use them in ways that may not enhance our results of operations or the price of our ADSs.” To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act. See “Description of Share Capital—Restriction on Distribution of Surplus.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Material Income Tax Consideration—Japanese Taxation” and “Description of American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in Japanese yen.

EXCHANGE RATE INFORMATION

We maintain our books and record in our local currency, JPY. Transactions denominated in currencies other than JPY are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than JPY are translated into JPY using the applicable exchange rates at the balance sheet dates. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this prospectus:

	March 31, 2020	March 31, 2019
Year-end spot rate	JPY1=$0.009250	JPY1=$0.009020
Average rate	JPY1=$0.009201	JPY1=$0.009022

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this prospectus:

	For the Six Months Ended September 30,
	2020	2019
Period-end spot rate	JPY1=$0.009472	JPY1=$0.009260
Average rate	JPY1=$0.009360	JPY1=$0.009211

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of Ordinary Shares in the form of ADSs by us in this offering at the assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	September 30, 2020
	Actual	As adjusted (Over-allotment option not exercised)(1)	As adjusted (Over-allotment option exercised in full)(1)
	$	$	$
Cash and cash equivalents	$6,018,733
Short-term loans	65,628,817
Long-term loans, including current portion	5,948,653
Shareholders’ Equity:
Ordinary Shares, 300,000 Ordinary Shares authorized, 90,910 Ordinary Shares issued and outstanding; [●] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [●] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full*	$970,023
Additional paid-in capital	-
Accumulated profit	$16,420,326
Accumulated other comprehensive loss	$698,666
Total Shareholders’ Equity	$18,089,015
Total Capitalization	$89,666,485

*	Share numbers have been retrospectively restated to give effect to the share issuances to Mr. Mei Kanayama and Mr. Yingjia Yang on October 22, 2020.

(1)	Reflects the sale of Ordinary Shares in the form of ADSs in this offering at an assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects [●]% of the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●], assuming the underwriters do not exercise their over-allotment option, and $[●] if the underwriters exercise their over-allotment option in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

DILUTION

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to share issuances to Mr. Mei Kanayama and Mr. Yingjia Yang on October 22, 2020.

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of September 30, 2020 was $[●], or $[●] per Ordinary Share as of that date and $[●] per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

After giving effect to our sale of [●] ADSs offered in this offering based on the assumed initial public offering price of $[●] per ADS after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2020, would have been $[●], or $[●] per Ordinary Share and $[●] per ADS. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share and $[●] per ADS to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share and $[●] per ADS to investors purchasing ADSs in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution (assuming no exercise of the over-allotment option):

	Per Ordinary Share	Per ADS
Assumed Initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of September 30, 2020	$	$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[●], the pro forma as adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering by $[●] per Ordinary Share and $[●] per ADS, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering by $[●] per Ordinary Share and $[●] per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

The following tables summarize, on a pro forma as adjusted basis as of September 30, 2020, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares (in the form of ADSs) purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary	Average price per
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share	ADS
($ in thousands)
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%	$	$

	Ordinary Shares purchased			Total consideration			Average price per Ordinary	Average price per
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share	ADS
($ in thousands)
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%	$	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to share issuances to Mr. Mei Kanayama and Mr. Yingjia Yang on October 22, 2020.

Overview

Headquartered in Tokyo, we are a retailer and wholesaler of Japanese beauty and health products, as well as other products. We offer approximately 12,800 SKUs of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 3,400 SKUs of health products, including OTC drugs, nutritional supplements, and medical supplies and devices, and 7,500 SKUs of other products, including lingerie, home goods, food, and alcoholic beverages.

We currently sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. Leveraging our deep understanding of consumer needs and preferences, we have rapidly expanded our operations and opened three new directly-operated physical stores, added five franchise stores, and developed eight new wholesale customers during the fiscal year ended March 31, 2020; we opened one new online store, added a franchise store in Canada, and developed 17 new wholesale customers during the fiscal year ended March 31, 2021. As of March 31, 2021, our distribution channels consisted of (i) 10 directly-operated physical stores in Japan, (ii) 16 online stores through our websites and various e-commerce marketplaces in Japan and China, and (iii) nine franchise stores in the U.S., six franchise stores in Canada, and approximately 98 wholesale customers in Japan and other countries, including China, the U.S., and Canada. We believe our distribution channels are a trusted destination for consumers to discover and purchase branded Japanese beauty and health products and other products.

We have built a large base of customers, which have been essential for our rapid growth. During the six months ended September 30, 2020, our physical stores, online stores, and franchise stores served approximately 302,430, 440,990, and 52,510 customers, respectively, and orders placed by our repeat customers accounted for approximately 48%, 15%, and 30% of total orders in our physical stores, online stores, and franchise stores, respectively. During the fiscal years ended March 31, 2020 and 2019, our physical stores served approximately 955,580 and 893,980 customers, respectively, and orders placed by our repeat customers accounted for approximately 42% and 47% of total orders in our physical stores, respectively. During the same fiscal years, our online stores served approximately 1,893,000 and 1,780,500 customers, respectively, and orders placed by our repeat customers accounted for approximately 20% and 15% of total orders in our online stores, respectively. During the same fiscal years, our franchise stores served approximately 86,080 and 78,300 customers, respectively, and orders placed by our repeat customers accounted for approximately 40% and 35% of total orders in our franchise stores, respectively.

Since our inception, we have established long-term relationships with over 90 suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors, including many well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé.

Since our inception, we have achieved significant growth and profitability. Our revenue increased from $52,775,110 during the six months ended September 30, 2019 to $83,306,932 during the six months ended September 30, 2020, representing an increase of 57.9%. Our net income increased from $1,655,848 during the six months ended September 30, 2019 to $1,721,627 during the six months ended September 30, 2020, representing an increase of 4.0%. Our revenue increased from $96,544,080 during the fiscal year ended March 31, 2019 to $139,573,958 during the fiscal year ended March 31, 2020, representing an increase of 44.6%. Our net income increased from $3,212,762 during the fiscal year ended March 31, 2019 to $4,890,837 during the fiscal year ended March 31, 2020, representing an increase of 52.2%.

Since our inception, we have financed our operations primarily through bank loans. As of April 30, 2021, we had approximately $72.6 million in short-term borrowings outstanding, with maturity dates ranging from June 30, 2021 to September 30, 2021, and approximately $7.5 million in long-term borrowings outstanding, with maturity dates ranging from June 30, 2021 to December 31, 2053. See “Risk Factors—Risks Related to Our Business—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” and “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Changes in Consumer Preferences and Discretionary Spending

Our success depends in substantial part on our ability to recognize and define product and beauty trends; anticipate, gauge, and react to changing consumer demand in a timely manner; translate market trends into appropriate, saleable product offerings in our stores in advance of our competitors; develop and maintain supplier relationships that provide us access to the newest merchandise on reasonable terms; and distribute merchandise to our stores in an efficient and effective manner and maintain appropriate in-stock levels. If we are unable to anticipate and fulfill the merchandise needs of the regions in which we operate, it could result in decreased demand for our products or require us to change our pricing, marketing, or promotional strategies, which could materially and adversely affect our consolidated financial results, and we may be forced to increase markdowns of slow-moving merchandise, either of which could have a material adverse effect on our business, financial condition, and results of operations. In addition, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. We appeal to a wide demographic consumer profile and offer a broad selection of Japanese beauty and health products. A downturn in the economy could adversely impact consumer purchases of discretionary items such as beauty and health products. Factors that could affect consumers’ willingness to make such discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, consumer spending habits could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

Our Ability to Increase Awareness of Our Brand and Develop Customer Loyalty

We believe our “晴の良品,” “東京生活館,” and other brands are well-recognized among our customers and other Japanese beauty and health product industry players such as other Japanese beauty and health product retailers in the local markets we operate in. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to satisfying consumer needs by further developing and maintaining the quality of our products, as well as our ability to respond to competitive pressures. We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. Therefore, brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we are unable to satisfy consumer needs or if our public image or reputation were otherwise diminished, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business transactions with our customers may decline, and our operating results and financial condition, would be materially adversely affected.

Our Ability to Maintain Good Relationship with Existing Suppliers and Develop New Suppliers

We have no long-term supply agreements or exclusive arrangements with our suppliers and, therefore, our success depends on maintaining good relationships with our suppliers. Our business depends to a significant extent on the willingness and ability of our suppliers to supply us with a sufficient selection and volume of products to stock our stores. Some of our suppliers that have many other customers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We have also entered into supply agreements with certain well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé, which have allowed us to benefit from the growing popularity of such brands. Any of these brands could in the future decide to scale back or end its partnership with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of such products. As we selectively increase our product offerings, we will need to work with different groups of new suppliers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers. If we fail to maintain strong relationships with our existing suppliers, or fail to continue acquiring and strengthening relationships with additional suppliers of beauty and health products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

Our Ability to Compete Successfully

The beauty and health products markets in Japan, China, Canada, and the U.S. are fragmented and highly-competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of other products. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

A Downturn in Economy

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minster Yoshihide Suga and the former administration of Prime Minister Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. The impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of large-scale natural disasters, such as the March 2011 Great East Japan Earthquake and the related Fukushima Daiichi nuclear disaster, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending, and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

Key Financial Performance Indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, gross profit and gross margin, operating expenses, and operating income.

Revenue

Our net revenue is derived primarily from retail and wholesale of Japanese beauty and health products, as well as other products. We have experienced rapid growth since our inception, resulting from our focus on maintaining the quality of our products and customer services. Growth of our revenue is primarily driven by expanding our distribution network, both in Japan and overseas. Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotional and competitive activities, and spending habits of our customers. Our product offerings across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from our existing customers to our physical and online stores.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of primarily of the costs of merchandise products. Supplies and prices of our merchandise products can be affected by a variety of factors, including seasonal fluctuations, demand, politics, and economic conditions. We may not be able to increase prices to cover increased costs due to an increase in the prices of merchandise products from our suppliers, which would have an adverse effect on our operating results and profitability. In order to negotiate more favorable prices on merchandise products, we work closely with our top suppliers, especially cosmetics and pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a cosmetics or pharmaceutical company is generally 5% to 8% lower than that from a distributor. Cosmetics and pharmaceutical companies in Japan typically do not limit the number of distributors that may directly source from them or impose requirements, such as those for volume or geographic areas, on these distributors. As a result, we aim to directly source from major cosmetics and pharmaceutical companies so as to get lower prices. We also seek to cooperate with other distributors who directly source from cosmetics and pharmaceutical companies that do not have an established relationship with us. We believe our cooperation with these distributors allows us to expand our product offerings and procure products manufactured by cosmetics and pharmaceutical companies without an established relationship with us.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are selling our products at an appropriate gross profit. Our gross margin is impacted by prices of our products, product mix, availability, and discounts offered, as some products generally provide higher gross margins, and by our merchandise costs, which may vary. We offer competitive pricing to attract and retain customers. Prices are set either by our suppliers or by us with reference to major online and offline competitors, taking into account of our overall pricing strategy for different categories. We typically evaluate the profitability of our products every three months.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll and employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility related costs, such as store rent, utilities, and depreciation.

Operating expenses generally increase as we grow our store base and invest in corporate infrastructure. We have made significant investments in talent acquisition and infrastructure over the past years which have resulted in higher operating expenses. Our operating expenses are expected to continue increasing in the future as we invest to open new stores both in Japan and overseas, expend our distribution and logistics capacity, drive greater brand awareness, attract new customers, and increase our market penetration. To support our growth, we will continue to increase headcount, particularly in the sales and logistics related positions. This increase in headcount will drive higher payroll and employee-related expenses. We also expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering. Overall, we expect our operating expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes financial expenses, interest expenses, other income, and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

COVID-19 Affecting Our Results of Operations

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

The COVID-19 pandemic has materially and adversely affected the business operations and operating results of our directly-operated physical stores and wholesale operations in Japan. Our revenue generated from our directly-operated physical stores and wholesale customers in Japan decreased by approximately $18.5 million, or 38%, during the fiscal year ended March 31, 2021, as compared to the previous fiscal year. The decrease in revenue from our directly-operated physical stores was attributable to the significant decrease in the number of tourists to Japan due to the global travel restrictions. We have launched promotional events in our directly-operated physical stores to attract more local customers, increase the number of rewards program members, and slow down the declining trend in our directly-operated physical store sales. In contrast, our revenue from online stores increased by approximately $59.2 million, or 115% during the fiscal year ended March 31, 2021, as compared to the previous fiscal year, due to the generally increasing trend in online shopping and impact from the COVID-19 pandemic. Our revenue from overseas franchise stores and wholesale customers increased by approximately $37.1 million, or 89%, during the fiscal year ended March 31, 2021, as compared to the previous fiscal year. Hence, our overall revenue increased by approximately $77.8 million, or 55%, during the fiscal year ended March 31, 2021, as compared to the previous fiscal year.

During the fiscal year ended March 31, 2021, we did not open any new directly-operated physical store and closed a franchise store in the U.S. due to the impact of the COVID-19 outbreak. In addition, the construction of our new distribution center in Koshigaya was delayed and we currently expect it to be operational in August 2021.

As of the date of this prospectus, the daily life of the Japanese residents is largely back to its normal state, but the COVID-19 pandemic in Japan is still not completely under control. Since the Japanese government has imposed border enforcement measures to control the spread of COVID-19, such as denial of entry to Japan for certain foreign nationals, strengthened quarantine measures, suspension of visa validity, and suspension of visa exemption measures, Japan’s tourism industry is still negatively affected. Regarding our other major target markets, the COVID-19 outbreak appears to have been under relative control in China, but it is still not under control in the U.S. and Canada. Although there are vaccines for COVID-19 that have been approved for use, distribution of the vaccines did not begin until late 2020, and, due to logistical and manufacturing challenges which have delayed the production and administration of the vaccines, a majority of the public in the markets in which we currently operate will likely not be fully vaccinated until sometime in 2021 or later. Additionally, new strains of COVID-19 are surfacing, and the effectiveness of the approved vaccines on these new strains is unknown. The extent to which the COVID-19 pandemic impacts our results of operations in fiscal year 2021 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

We have also taken various preventative and quarantine measures across our stores and headquarters, including conducting monthly nucleic acid tests for selective employees, monitoring our employees’ health conditions through daily temperature checks, and requiring all of our employees to wear masks and gloves throughout the day. All our customers who visit our stores are also required to wear masks and have their temperature checked.

We have taken actions to monitor liquidity during the COVID-19 pandemic. As of the date of this prospectus, we have repaid $1.5 million and renewed $3.1 million of our approximately $65.6 million short-term borrowings outstanding as of September 30, 2020 upon their maturity, and secured an aggregate amount of $10.0 million short-term borrowings as working capital for five months to one year. In addition, we secured approximately $1.9 million in long-term borrowings with a maturity date of March 31, 2023. We expect that we will be able to renew all of the existing bank loans upon maturity based on our past experience and outstanding credit history. In addition, we have increased efforts to collect our accounts receivable, and approximately 100% of the September 30, 2020 balance has been subsequently collected.

Results of Operations

Comparison of Results of Operations for the Six Months Ended September 30, 2020 and 2019

The following table summarizes the results of our operations during the six months ended September 30, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Six Months Ended September 30,		Variance
	2020	2019	Amount	%
REVENUE	$83,306,932	$52,775,110	$30,531,822	57.9%

OPERATING EXPENSES
Merchandise costs	68,539,495	40,440,953	28,098,542	69.5%
Selling, general and administrative expenses	11,110,459	8,723,501	2,386,958	27.4%
Total operating expenses	79,649,954	49,164,454	30,485,500	62.0%

INCOME FROM OPERATIONS	3,656,978	3,610,656	46,322	1.3%

OTHER INCOME (EXPENSES)
Interest expense, net	(813,389)	(947,643)	134,254	(14.2)%
Other income, net	1,919	64,570	(62,651)	(97.0)%
Total other expenses, net	(811,470)	(883,073)	71,603	(8.1)%

INCOME BEFORE INCOME TAX PROVISION	2,845,508	2,727,583	117,925	4.3%

INCOME TAX PROVISION	1,123,881	1,071,735	52,146	4.9%

NET INCOME	$1,721,627	$1,655,848	$65,779	4.0%

Revenue

We generate revenue primarily from: (i) 10 directly-operated physical stores in Japan, (ii) 16 online stores through our websites and various e-commerce marketplaces in Japan and China, and (iii) sales to nine franchise stores in the U.S., six franchise stores in Canada, and approximately 98 wholesale customers in Japan and other countries including China, the U.S., and Canada.

Our total revenue increased by $30,531,822, or 57.9%, from $52,775,110 for the six months ended September 30, 2019 to $83,306,932 for the six months ended September 30, 2020. The increase in our revenue was primarily due to increased revenue from franchise stores and wholesale customers and online stores distribution channels, which was partially offset by the decrease in revenue from directly-operated physical stores.

The following table sets forth the breakdown of our revenue for the six months ended September 30, 2020 and 2019, respectively:

	For the six months ended September 30,				Variance
	2020	%	2019	%	Amount	%
Directly-operated physical stores	$20,555,378	24.6%	$23,188,039	44.0%	$(2,632,661)	(11.4)%
Online stores	29,464,721	35.4%	17,899,235	33.9%	11,565,486	64.6%
Franchise stores and wholesale customers	33,286,833	40.0%	11,687,836	22.1%	21,598,997	184.8%
Total Revenue	$83,306,932	100.0%	$52,775,110	100.0%	$30,531,822	57.9%

Our directly-operated physical stores sales accounted for 24.6% and 44.0% of our total revenue for the six months ended September 30, 2020 and 2019, respectively. Revenue from directly-operated physical stores decreased by $2,632,661, or 11.4%, from $23,188,039 for the six months ended September 30, 2019 to $20,555,378 for the six months ended September 30, 2020. The decrease in revenue from directly-operated physical stores was mainly attributable to the impact of the COVID-19 pandemic during the six months ended September 30, 2020, as we saw a significant decrease in the number of international tourists in Japan due to the global travel restrictions, as well as the decrease in customer traffic from Japanese domestic customers. The revenue from existing stores decreased by $8,461,637, which was partially offset by the revenue of $5,828,976 generated from our three newly-opened stores as compared to the same period in 2019.

Our online stores sales, through our websites and various e-commerce marketplaces, accounted for 35.4% and 33.9% of our total revenue for the six months ended September 30, 2020 and 2019, respectively. Revenue from online stores increased by $11,565,486, or 64.6%, from $17,899,235 for the six months ended September 30, 2019 to $29,464,721 for the six months ended September 30, 2020. Due to the growing popularity of the online shopping, the e-commence industry has been growing rapidly in recent years. In addition, due to the travel restrictions caused by the COVID-19 pandemic during the six months ended September 30, 2020, online shopping has become more popular as it is safer and more convenient for our customers. In order to seize the opportunities, we expanded our online store network by opening new stores on multiple popular and reputable third-party e-commerce marketplaces both in Japan and overseas regions as well as enhancing our supply chain and the efficiency of inventory management. During the six months ended September 30, 2020, revenue from Japanese domestic online sales increased by $1,777,468 and revenue from overseas online sales, which was mainly from the Chinese market, increased by $9,788,018. The increase in overseas sales was in line with the fast-growing purchasing power of the Chinese consumers, and the increasing popularity of high-quality Japanese products among Chinese consumers.

Our franchise stores and wholesale customers sales accounted for 40.0% and 22.1% of our total revenue for the six months ended September 30, 2020 and 2019, respectively. Revenue from franchise stores and wholesale customers increased by $21,598,997, or 184.8%, from $11,687,836 for the six months ended September 30, 2019 to $33,286,833 for the six months ended September 30, 2020. The increase was mainly due to the increased sales to overseas franchise stores and wholesale customers amounted to $22,807,885, offset by a slight decrease of $1,208,888 in our Japanese domestic wholesale. With the improvement of our supply chain and logistic capacity, we have been rapidly developing our overseas franchise and wholesale distribution channels as our overall strategy is to focus more on the development of overseas franchise and wholesale sales. Correspondingly, our overseas sales to franchise stores and wholesale customers increased significantly while our Japanese domestic wholesales decreased slightly during the six months ended September 30, 2020 as compared to the same period in 2019.

Cost of Revenue

Our overall cost of revenue increased by $28,098,542, or 69.5%, from $40,440,953 for the six months ended September 30, 2019 to $68,539,495 for the six months ended September 30, 2020. The increase in our cost of revenue was primarily due to increased cost of revenue from franchise stores and wholesale customers and online stores distribution channels, which was partially offset by the decrease in cost of revenue from directly-operated physical stores.

The following table sets forth the breakdown of our cost of revenue for the six months ended September 30, 2020 and 2019, respectively:

	For the six months ended September 30,				Variance
	2020	%	2019	%	Amount	%
Directly-operated physical stores	$17,217,725	25.1%	$17,452,546	43.1%	$(234,821)	(1.3)%
Online stores	23,291,143	34.0%	13,373,362	33.1%	9,917,781	74.2%
Franchise stores and wholesale customers	28,030,627	40.9%	9,615,045	23.8%	18,415,582	191.5%
Total Cost of Revenue	$68,539,495	100.0%	$40,440,953	100.0%	$28,098,542	69.5%

Cost of revenue from directly-operated physical stores decreased by $234,821, or 1.3%, from $17,452,546 for the six months ended September 30, 2019 to $17,217,725 for the six months ended September 30, 2020. The percentage decrease in cost of revenue was less than the percentage decrease in revenue, as discussed in greater details below.

Cost of revenue from online stores increased by $9,917,781, or 74.2%, from $13,373,362 for the six months ended September 30, 2019 to $23,291,143 for the six months ended September 30, 2020. The increase in cost of revenue was largely in line with the increase in revenue from online stores.

Cost of revenue from franchise stores and wholesale customers increased by 18,415,582, or 191.5%, from $9,615,045 for the six months ended September 30, 2019 to $28,030,627 for the six months ended September 30, 2020. The increase in cost of revenue was largely in line with the increase in revenue from franchise stores and wholesale customers.

Gross Profit and Gross Margin

Our gross profit increased by $2,433,280, or 19.7%, from $12,334,157 for the six months ended September 30, 2019 to $14,767,437 for the six months ended September 30, 2020. The increase was mainly attributable to the overall increase in revenue. Our overall gross margin, however, decreased by 5.7 percentage points from 23.4% for the six months ended September 30, 2019 to 17.7% for the six months ended September 30, 2020. The decrease was primarily due to increased promotion activities and price discounts, as well as increased sales on lower margin products.

The following table sets forth the breakdown of our gross profit for the six months ended September 30, 2020 and 2019, respectively:

	For the six months ended September 30,				Variance
	2020	Margin %	2019	Margin %	Amount	%
Directly-operated physical stores	$3,337,653	16.2%	$5,735,493	24.7%	$(2,397,840)	(41.8)%
Online stores	6,173,578	21.0%	4,525,873	25.3%	1,647,705	36.4%
Franchise stores and wholesale customers	5,256,206	15.8%	2,072,791	17.7%	3,183,415	153.6%
Total Gross Margin and Margin %	$14,767,437	17.7%	$12,334,157	23.4%	$2,433,280	19.7%

The gross profit of directly-operated physical stores decreased by $2,397,840, or 41.8%, from $5,735,493 for the six months ended September 30, 2019 to $3,337,653 for the six months ended September 30, 2020, and the gross margin decreased by 8.5 percentage points from 24.7% for the six months ended September 30, 2019 to 16.2% for the six months ended September 30, 2020. The decrease in gross profit and gross profit margin was mainly attributable to more intensive promotion activities and price discounts given to our customers, so that we could attract more customer to visit our physical stores during the six months ended September 30, 2020, when the number of customer visits was adversely affected by the COVID-19 pandemic. Meanwhile, the number of products offered at our stores increased during the six months ended September 30, 2020, and some of our popular products with increased sales, such as liquor products and high-end beauty products, have relatively lower gross margin. Hence, our gross profit and gross margin of directly-operated physical stores decreased for the six months ended September 30, 2020 as compared to the same period in 2019.

The gross profit of online stores increased by $1,647,705, or 36.4%, from $4,525,873 for the six months ended September 30, 2019 to $6,173,578 for the six months ended September 30, 2020, which was in line with the increase in revenue from online stores. The gross margin from online stores decreased by 4.3 percentage points from 25.3% for the six months ended September 30, 2019 to 21.0% for the six months ended September 30, 2020. The decrease was mainly due to more promotion activities and price discounts given to our customers so that we could attract more customers to shop at our online stores. In addition, there was an increase in sales of liquor products and high-end beauty products in our online stores. However, these products have relatively lower gross margin, which impacted our overall gross margin during the six months ended September 30, 2020.

The gross profit of franchise stores and wholesale customers increased by $3,183,415, or 153.6%, from $2,072,791 for the six months ended September 30, 2019 to $5,256,206 for the six months ended September 30, 2020, which was in line with the increase in revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers remained relatively stable with a slight decrease of 1.9 percentage points from 17.7% for the six months ended September 30, 2019 to 15.8% for the six months ended September 30, 2020. The slight decrease in gross margin was mainly due to increased shipments of liquor products and high-end beauty products, which have relatively lower gross margin.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility related costs, such as store rent, utilities, and depreciation. Our operating expenses accounted for 13.3% and 16.5% of our revenue for the six months ended September 30, 2020 and 2019, respectively.

	For the six months ended September 30,
	2020		2019		Variance
	Amount	%	Amount	%	Amount	%

Shipping expenses (1)	$3,712,940	33.40%	$1,011,852	11.6%	$2,701,088	266.9%
Promotion and advertising expenses (3)	1,475,528	13.30%	583,214	6.7%	892,314	153.0%
Payroll, employee benefit expenses and bonus expenses (2)	2,054,694	18.50%	1,817,612	20.8%	237,082	13.0%
Lease expenses (4)	850,495	7.70%	725,257	8.3%	125,238	17.3%
Transaction commission (5)	2,043,436	18.3%	3,671,077	42.1%	(1,627,641)	(44.3)%
Other expenses	973,366	8.80%	914,489	10.5%	58,877	6.4%
Total operating expenses	$11,110,459	100.0%	$8,723,501	100.0%	$2,386,958	27.4%

Operating expenses increased by $2,386,958, or 27.4%, from $8,723,501 for the six months ended September 30, 2019 to $11,110,459 for the six months ended September 30, 2020. The increase in operating expense was primarily attributable to the following factors:

(1)	an increase in shipping expenses by $2,701,088, or 266.9%, from $1,011,852 for the six months ended September 30, 2019 to $3,712,940 for the six months ended September 30, 2020, which was in line with the increased revenue for the six months ended September 30, 2020;

(2)	an increase in promotion and advertising expenses by $892,314, or 153.0%, from $583,214 for the six months ended September 30, 2019 to $1,475,528 for the six months ended September 30, 2020, due to the increased promotion and advertising activities to enhance our brand awareness and attract more customers. We advertised on outdoor billboards in busy commercial districts, popular tourist attractions, and airports, newspapers, brochures, leaflets, magazines, and social media platforms, such as WeChat, Instagram, and TikTok to promote both our physical stores and online stores;

(3)	an increase in payroll, employee benefit expenses, and bonus expenses by $237,082, or 13.0%, from 1,817,612 for the six months ended September 30, 2019 to $2,054,694 for the six months ended September 30, 2020, which was mainly due to an increased headcount from 100 employees in 2019 to 137 employees in 2020, as well as increased bonus payments during the six months ended September 30, 2020;

(4)	an increase in lease expenses for our physical stores and distribution center related equipment by $125,238, or 17.3%, from $725,257 for the six months ended September 30, 2019 to $850,495 for the six months ended September 30, 2020, mainly due to the opening of new physical stores; and

(5)	a decrease in transaction commissions paid to third-party e-commerce marketplace operators by $1,627,641, or 44.3%, from $3,671,077 for the six months ended September 30, 2019 to $2,043,436 for the six months ended September 30, 2020. We paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on our sales amount. However, during the six months ended September 30, 2020, in order to reduce our operating expenses, instead of hiring third-party e-commerce marketplace operators to operate our online stores and paying these third-party e-commerce marketplace operators transaction commission, we outsourced the entire operation of some of our online stores to third-party operators, and sold products to these third-party operators instead of to individual customers. As a result, transaction commission decreased for the six months ended September 30, 2020 as compared to the same period in 2019.

Interest Expense, net

Our interest expense, net included interest expense calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expense, net decreased by $134,254, or 14.2%, from $947,643 for the six months ended September 30, 2019 to $813,389 for the six months ended September 30, 2020. The decrease consisted of the decrease of interest expense at interest rate by $320,238, partially offset by the increase of amortized loan service costs in relation to our syndicated loans by $185,984. Although our weighted average loan balance increased from $23.0 million during the six months ended September 30, 2019 to $33.3 million during the six months ended September 30, 2020, our interest expense decreased. It was primarily due to the decrease in weighted average interest rate from 2.26% for the six months ended September 30, 2019 to 0.97% for the six months ended September 30, 2020. In the six months ended September 30, 2019, we had a loan with a principal of $9 million and a high annual interest rate of 10%. This loan was repaid during the six months ended September 30, 2019, which resulted in a decrease in interest expenses of $0.2 million for this loan. The decrease was partially offset by the increased interest expenses on other loans, which was in line with the loan balance increase. The amortized loan service costs increased due to more syndicated loans borrowed from the banks during the six months ended September 30, 2020. We had $28.6 million in weighted average syndicated loans during the six months ended September 30, 2020 as compared to $15.5 million during the six months ended September 30, 2019.

Other Income, net

Our other income, net primarily includes tax refund, foreign exchange gain or loss, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net decreased by $62,651, or 97.0%, from $64,570 for the six months ended September 30, 2019 to $1,919 for the six months ended September 30, 2020. The decrease was mainly due to a decrease in gain on disposal of property and equipment by $114,806 during the six months ended September 30, 2020, partially offset by an increase of 66,276 from the receipt of a government subsidy during the six months ended September 30, 2020.

Net Income

As a result of the foregoing, we reported a net income of $1,721,627 for the six months ended September 30, 2020 as compared to a net income of $1,655,848 for the six months ended September 30, 2019.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2020 and 2019

The following table summarizes the results of our operations during the fiscal years ended March 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the fiscal years ended March 31,		Variance
	2020	2019	Amount	%
REVENUE	$139,573,958	$96,544,080	$43,029,878	44.6%

OPERATING EXPENSES
Merchandise costs	112,088,049	77,457,490	34,630,559	44.7%
Selling, general and administrative expenses	18,076,688	11,859,964	6,216,724	52.4%
Total operating expenses	130,164,737	89,317,454	40,847,283	45.7%

INCOME FROM OPERATIONS	9,409,221	7,226,626	2,182,595	30.2%

OTHER INCOME (EXPENSES)
Interest expense, net	(1,888,018)	(1,964,606)	76,588	(3.9)%
Other income, net	25,420	141,543	(116,123)	(82.0)%
Total other expenses, net	(1,862,598)	(1,823,063)	(39,535)	2.2%

INCOME BEFORE INCOME TAX PROVISION	7,546,623	5,403,563	2,143,060	39.7%

INCOME TAX PROVISION	2,655,786	2,190,801	464,985	21.2%

NET INCOME	$4,890,837	$3,212,762	$1,678,075	52.2%

Revenue

We generate revenue primarily from: (i) 10 directly-operated physical stores in Japan, (ii) 16 online stores through our websites and various e-commerce marketplaces in Japan and China, and (iii) sales to nine franchise stores in the U.S., six franchise stores in Canada, and approximately 98 wholesale customers in Japan and other countries including China, the U.S., and Canada.

Our total revenue increased by $43,029,878, or 44.6%, from $96,544,080 for the fiscal year ended March 31, 2019 to $139,573,958 for the fiscal year ended March 31, 2020. The increase in our revenue was primarily due to increased revenue from franchise stores and wholesale customers, as well as the other two distribution channels.

The following table sets forth the breakdown of our revenue for the fiscal years ended March 31, 2020 and 2019, respectively:

	For the fiscal years ended March 31,				Variance
	2020	%	2019	%	Amount	%
Directly-operated physical stores	$45,824,603	32.8%	$36,534,076	37.9%	$9,290,527	25.4%
Online stores	50,464,251	36.2%	43,859,801	45.4%	6,604,450	15.1%
Franchise stores and wholesale customers	43,285,104	31.0%	16,150,203	16.7%	27,134,901	168.0%
Total Revenue	$139,573,958	100.0%	$96,544,080	100.0%	$43,029,878	44.6%

Our directly-operated physical stores sales accounted for 32.8% and 37.9% of our total revenue for the fiscal years ended March 31, 2020 and 2019, respectively. Revenue from directly-operated physical stores increased by $9,290,527, or 25.4%, from $36,534,076 for the fiscal year ended March 31, 2019 to $45,824,603 for the fiscal year ended March 31, 2020. Three newly-opened stores contributed revenue of $4,835,299 during the fiscal year ended March 31, 2020. On the other hand, existing stores also contributed a revenue increase of $4,455,228 driven by increased customer traffic. For the fiscal year ended March 31, 2020, both customer traffic from Japanese domestic customers and overseas tourists, mainly from China, increased as our stores are typically located in popular shopping malls or busy street locations near busy commercial districts or popular tourism attractions and Japan has become one of the most popular destinations for Chinese tourists.

Our online stores sales, through our websites and various e-commerce marketplaces, accounted for 36.2% and 45.4% of our total revenue for the fiscal years ended March 31, 2020 and 2019, respectively. Revenue from online stores increased by $6,604,450, or 15.1%, from $43,859,801 for the fiscal year ended March 31, 2019 to $50,464,251 for the fiscal year ended March 31, 2020. Due to the growing popularity of the online shopping, the e-commence industry has been growing rapidly in recent years. In order to seize the opportunities, we expanded our online store network by opening of new stores on multiple popular and reputable third-party e-commerce marketplaces both in Japan and overseas regions. During the fiscal year ended March 31, 2020, revenue from Japanese domestic online sales increased by $1,874,590 and revenue from overseas online sales increased by $4,729,860. The increase in overseas sales was mainly from the Chinese market, which is in line with the fast-growing purchasing power of the Chinese consumers, and the increasing popularity of high-quality Japanese products among Chinese consumers.

Our franchise stores and wholesale customers sales accounted for 31.0% and 16.7% of our total revenue for the fiscal years ended March 31, 2020 and 2019, respectively. Revenue from franchise stores and wholesale customers increased by $27,134,901, or 168.0%, from $16,150,203 for the fiscal year ended March 31, 2019 to $43,285,104 for the fiscal year ended March 31, 2020. The increase was mainly due to the increased sales to overseas franchise stores and wholesale customers amounted to $28,580,668, offset by a slight decrease of $1,445,767 in our Japanese domestic wholesale. With the improvement of our supply chain and logistic capacity, we have been rapidly developing our overseas franchise and wholesale distribution channels as our overall strategy is to focus more on the development of overseas franchise and wholesale sales. Correspondingly, our overseas sales to franchise stores and wholesale customers increased significantly while our Japanese domestic wholesales decreased slightly during the fiscal year ended March 31, 2020 as compared to the same period in 2019.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended March 31, 2020 and 2019, respectively:

	For the fiscal years ended March 31,				Variance
	2020	%	2019	%	Amount	%
Directly-operated physical stores	$36,860,755	32.9%	$28,770,842	37.2%	$8,089,913	28.1%
Online stores	38,336,001	34.2%	34,567,858	44.6%	3,768,143	10.9%
Franchise stores and wholesale customers	36,891,293	32.9%	14,118,790	18.2%	22,772,503	161.3%
Total Cost of Revenue	$112,088,049	100.0%	$77,457,490	100.0%	$34,630,559	44.7%

Our overall cost of revenue increased by $34,630,559, or 44.7%, from $77,457,490 for the fiscal year ended March 31, 2019 to $112,088,049 for the fiscal year ended March 31, 2020. The increase in cost of revenue from each of our distribution channel was in line with the increase in our revenue from the respective distribution channel.

Gross Profit and Gross Margin

Our gross profit increased by $8,399,319, or 44.0%, from $19,086,590 for the fiscal year ended March 31, 2019 to $27,485,909 for the fiscal year ended March 31, 2020. The increase was mainly attributable to the overall increase in revenue. Our overall gross margin remained stable with a slight decrease of 0.1 percentage points from 19.8% for the fiscal year ended March 31, 2019 to 19.7% for the fiscal year ended March 31, 2020.

The following table sets forth the breakdown of our gross profit for the fiscal years ended March 31, 2020 and 2019, respectively:

	For the fiscal years ended March 31,				Variance
	2020	Margin %	2019	Margin %	Amount	%
Directly-operated physical stores	$8,963,848	19.6%	$7,763,234	21.2%	$1,200,614	15.5%
Online stores	12,128,250	24.0%	9,291,943	21.2%	2,836,307	30.5%
Franchise stores and wholesale customers	6,393,811	14.8%	2,031,413	12.6%	4,362,398	214.7%
Total Gross Margin and Margin %	$27,485,909	19.7%	$19,086,590	19.8%	$8,399,319	44.0%

The gross profit of directly-operated physical stores increased by $1,200,614, or 15.5%, from $7,763,234 for the fiscal year ended March 31, 2019 to $8,963,848 for the fiscal year ended March 31, 2020, which was in line with the increase in revenue from directly-operated physical stores. The gross margin from directly-operated physical stores decreased by 1.6 percentage points from 21.2% for the fiscal year ended March 31, 2019 to 19.6% for the fiscal year ended March 31, 2020. The slight decrease in gross profit margin was mainly due to increased promotion activities and price discounts given to our customers so that we could attract more customer to visit our physical stores during the fiscal year ended March 31, 2020, and especially during the last quarter of the fiscal year ended March 31, 2020 when the number of customers visits were affected by the COVID-19 pandemic.

The gross profit of online stores increased by $2,836,307, or 30.5%, from $9,291,943 for the fiscal year ended March 31, 2019 to $12,128,250 for the fiscal year ended March 31, 2020, which was in line with the increase in revenue from online stores. The gross margin from online stores increased by 2.8 percentage points from 21.2% for the fiscal year ended March 31, 2019 to 24.0% for the fiscal year ended March 31, 2020. The increase was attributable to a decrease in the prices of merchandise products we secured from our suppliers, while the selling prices of our products remained stable. As the volume of the merchandise products we purchased from our suppliers increased, we managed to negotiate with our suppliers lower prices during the fiscal year ended March 31, 2020.

The gross profit of franchise stores and wholesale customers increased by $4,362,398, or 214.7%, from $2,031,413 for the fiscal year ended March 31, 2019 to $6,393,811 for the fiscal year ended March 31, 2020, which was in line with the increase in revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers remained relatively stable with a slight increase of 2.2 percentage points from 12.6% for the fiscal year ended March 31, 2019 to 14.8% for the fiscal year ended March 31, 2020. The increase was attributable to a decrease in the prices of merchandise products we secured from our suppliers as mentioned above, while the selling prices of our products remained stable.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility related costs, such as store rent, utilities, and depreciation. Our operating expenses accounted for 13.0% and 12.3% of our revenue for the fiscal years ended March 31, 2020 and 2019, respectively.

	For the fiscal years ended March 31,
	2020		2019		Variance
	Amount	%	Amount	%	Amount	%

Transaction commission	$5,968,187	33.2%	$4,148,565	35.0%	$1,819,621	43.9%
Shipping expenses	3,026,823	16.7%	1,659,933	14.0%	1,366,890	82.3%
Promotion and advertising expenses	1,328,269	7.3%	304,095	2.6%	1,024,174	336.8%
Lease expenses	1,780,192	9.8%	1,106,776	9.3%	673,416	60.8%
Payroll, employee benefit expenses and bonus expenses	3,382,956	18.7%	2,857,975	24.1%	524,981	18.4%
Bad debt expense	603,098	3.3%	141,339	1.2%	461,759	326.7%
Other expenses	1,987,163	11.0%	1,641,281	13.8%	345,882	21.1%
Total operating expenses	$18,076,688	100.0%	$11,859,964	100.0%	$6,216,724	52.4%

Operating expenses increased by $6,216,724, or 52.4%, from $11,859,964 for the fiscal year ended March 31, 2019 to $18,076,688 for the fiscal year ended March 31, 2020. The increase in operating expense was primarily attributable to the following factors:

(1)	an increase in transaction commission paid to third-party e-commerce marketplace operators by $1,819,621, or 43.9%, from $4,148,565 for the fiscal year ended March 31, 2019 to $5,968,187 for the fiscal year ended March 31, 2020. We paid our third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3% based on our sales amount, and the increase in transaction commission was in line with the increase sales from online stores;

(2)	an increase in shipping expenses by $1,366,890, or 82.3%, from $1,659,933 for the fiscal year ended March 31, 2019 to $3,026,823 for the fiscal year ended March 31, 2020, which was in line with the increased revenue for the fiscal year ended March 31, 2020;

(3)	an increase in promotion and advertising expenses by $1,024,174, or 336.8%, from $304,095 for the fiscal year ended March 31, 2019 to $1,328,269 for the fiscal year ended March 31, 2020, it was due to the increased promotion and advertising activities to enhance our brand awareness and attract more customers. We advertised on outdoor billboards in busy commercial districts, popular tourist attractions, and airports, newspapers, brochures, leaflets, magazines, and social media platforms, such as WeChat, Instagram, and TikTok to promote both our physical stores and online stores;

(4)	an increase in lease expenses for our physical stores and distribution center related equipment by $673,416, or 60.8%, from $1,106,776 for the fiscal year ended March 31, 2019 to $1,780,192 for the fiscal year ended March 31, 2020, mainly due to the opening of three new physical stores;

(5)	an increase in payroll, employee benefit expenses, and bonus expenses by $524,981, or 18.4%, from $2,857,975 for the fiscal year ended March 31, 2019 to $3,382,956 for the fiscal year ended March 31, 2020, which was mainly due to an increased headcounts from 94 employees in 2019 to 126 employees in 2020 and increased bonus payments during the fiscal year ended March 31, 2020; and

(6)	an increase in bad debt expenses by $461,759, or 326.7%, from $141,339 for the fiscal year ended March 31, 2019 to $603,098 for the fiscal year ended March 31, 2020. Other than a decrease of $34,334 in the allowance provided for doubtful accounts due to the decreased balance of accounts receivable aged more than three months, we provided an allowance for other receivables amounting to $496,093 for the fiscal year ended March 31, 2020. We engaged a construction company for the design and construction of our new distribution center and made prepayment to the company during the fiscal year ended March 31, 2020. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and we requested a refund of the prepaid contract amount. In November 2020, we filed a legal case against the construction company and its investors and their representatives claiming a refund of the contract prepayment and damages. Although we are confident in winning the legal case based on management’s evaluation of the collectability on a combination of various factors, we accrued a bad debt allowance amounted to $496,093.

Interest Expense, net

Our interest expense, net included interest expense calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expense, net decreased by $76,588, or 3.9%, from $1,964,606 for the fiscal year ended March 31, 2019 to $1,888,018 for the fiscal year ended March 31, 2020. The decrease consisted of the decrease of interest expense at interest rate by $650,750, partially offset by the increase of amortized loan service costs in relation to our syndicated loans by $574,162. Although our weighted average loan balance increased from $45.1 million during the fiscal year ended March 31, 2019 to $61.2 million during the fiscal year ended March 31, 2020, our interest expense decreased. It was primarily due to the decreased weighted average interest rate from 3.43% for the fiscal year ended March 31, 2019 to 1.37% for the fiscal year ended March 31, 2020. In the fiscal year ended March 31, 2019, we obtained two loans, each with a principal amount of $9 million and a high annual interest rate of 10%. Interest expenses on these two loans in the fiscal year ended March 31, 2019 was around $1.1 million. One of the two loans was repaid in the fiscal year ended March 31, 2019, and the other was repaid in the fiscal year ended March 31, 2020, and their interest expenses in the fiscal year ended March 31, 2020 were $0.2 million, leading to a $0.9 million interest expense decrease for these loans. Other than this, interest expense in the fiscal year ended March 31, 2020 increased by $0.2 million, or 50%, compared to the fiscal year ended March 31, 2019, which was in line with the loan balance increase. The amortized loan service costs increased due to more syndicated loans borrowed from the banks during the fiscal year ended March 31, 2020. We had $54.0 million syndicated loans as of March 31, 2020 as compared to $29.8 million as of March 31, 2019.

Other Income, net

Our other income, net primarily includes tax refund, foreign exchange gain or loss, disposal gain or loss from property and equipment, and other trivial income and expenses. Other income, net decreased by $116,123, or 82.0%, from $141,543 for the fiscal year ended March 31, 2019 to $25,420 for the fiscal year ended March 31, 2020. The decrease was mainly due to (i) a decrease of $218,258 in consumption tax refund from local tax authority; (ii) an increase of foreign exchange transaction loss by $68,199 as a result of the fluctuation in foreign exchange rate; and (iii) an increase of disposal gain from property and equipment by $178,814 during the fiscal year ended March 31, 2020.

Provision for Income Taxes

Our provision for income taxes was $2,655,786 and $2,190,801 for the fiscal years ended March 31, 2020 and 2019, respectively. The increase in provision for income taxes of $464,985 was in line with the increased taxable income for the fiscal year ended March 31, 2020.

Net Income

As a result of the foregoing, we reported a net income of $4,890,837 for the fiscal year ended March 31, 2020 as compared to a net income of $3,212,762 for the fiscal year ended March 31, 2019.

Liquidity and Capital Resources

To date, we have financed our operations primarily through bank loans. We plan to support our future operations primarily from cash flows provided by operating activities and bank loans.

As of September 30, 2020, we had $6,018,733 in cash as compared to $7,529,219 as of March 31, 2020. As of September 30, 2020, we also had approximately $34.8 million accounts receivable balance. All of the September 30, 2020 balance had been subsequently collected as of March 31, 2021. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of September 30, 2020, our merchandise inventories balance amounted to approximately $40.3 million, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products. As of September 30, 2020, we also had approximately $65.6 million short-term borrowings and $5.9 million long-term borrowings outstanding. As of April 30, 2021, we renewed $3.1 million and repaid $1.5 million of our short-term borrowings outstanding as of September 30, 2020 upon their maturity. As of the date of this prospectus, we have secured an aggregate amount of $10.0 million in short-term borrowings as working capital for five months to one year. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

As of March 31, 2020, we had $7,529,219 in cash and cash equivalents as compared to $2,255,667 as of March 31, 2019. As of March 31, 2020, we also had approximately $38.5 million accounts receivable balance. Approximately 98.7% of the March 31, 2020 balance has been subsequently collected, and the remaining balance is expected be collected before January 31, 2021. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of March 31, 2020, our merchandise inventories balance amounted to approximately $22.5 million, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products. As of March 31, 2020, we also had approximately $58.6 million in short-term borrowings and $6.0 million in long-term borrowings outstanding. As the date of this prospectus, we repaid all of our outstanding $58.6 million short-term borrowings as of March 31, 2020 upon their maturity. We have secured an aggregate amount of $70.8 million short-term borrowings as working capital for six months to one year. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

The following table sets forth the breakdown and terms of our short-term and long-term outstanding borrowings as of September 30, 2020 and March 31, 2020.

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2020	March 31, 2020

Syndicated Loans Tranche A (1)	September 2020*	TIBOR^+1.10%	$-	$5,492,650
Syndicated Loans Tranche B (2)	September 2020*	TIBOR+0.70%	-	48,507,000
Syndicated Loans Tranche C (3)	September 2021	TIBOR+0.70%	60,967,949	-
Tokyo Higashi Shinkin Bank (4)	July 2020 – October 2020*	1.2%	4,133,581	4,036,700
Japan Finance Corporation (5)	June 2020*	1.40%	-	49,580
MUFG Bank	May 2020 – November 2020*	0.36% - 0.76%	527,287	494,884
Total short-term borrowings			$65,628,817	$58,580,814

*	The loans were fully repaid upon maturity.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 25, 2019, we entered into a one-year syndicated loan agreement, which was effective from September 30, 2019, with a consortium of banks, with an aggregate credit line of JPY800 million (approximately $7.4 million). As of March 31, 2020, we borrowed an aggregated of JPY600 million (approximately $5.6 million) under the agreement. The net outstanding balance of this loan as of March 31, 2020 was approximately JPY593.8 million (approximately $5.5 million), net off the unamortized loan service cost of approximately JPY6.2 million ($57,350).

(2)	On September 25, 2019, we entered into another one-year syndicated loan agreement, which was effective from September 30, 2019, with a consortium of banks, with an aggregate credit line of JPY5.3 billion (approximately $49.0 million). As of March 31, 2020, we used up the entire credit line of JPY5.3 billion (approximately $49.0 million) under the agreement, and the net outstanding balance of this loan was approximately JPY5.2 billion (approximately $48.5 million), net off the unamortized loan service cost of JPY56.0 million ($518,000). The syndicated loan was guaranteed by Mr. Kanayama.

(3)	On September 30, 2020, we entered into another one-year syndicated loan agreement with a consortium of banks, with an aggregate credit line of JPY7.0 billion (approximately $66.3 million). As of September 30, 2020, we borrowed an aggregated of JPY6.6 billion (approximately $62.5 million) under the agreement, and the net outstanding balance of this loan was approximately JPY6.4 billion (approximately $61.0 million), net off the unamortized loan service cost of JPY163.4 million (approximately $1.5 million). The syndicated loan is guaranteed by Mr. Kanayama.

(4)	In connection with one of our bank borrowings from Tokyo Higashi Shinkin Bank, we pledged a piece of land of 16,165 square feet with a carrying value of JPY340.1 million (approximately $3.2 million) as of September 30, 2020 as collateral to safeguard the loan.

(5)	Guaranteed by Mr. Kanayama.

The terms of the various loan agreements related to short-term borrowings contain certain restrictive financial covenants which, among other things, require us to maintain current organization structure, certain level of net assets, and positive net income, etc. The terms also prohibit us from transferring part or all of our assets to third-party companies or receiving part of all of the assets from other third-party companies. As of September 30, 2020 and March 31, 2020, we were in compliance with such covenants.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2020	March 31, 2020

Toei Shinkin Bank (1)	December 2053	1.10%	2,699,378	2,675,794
Japan Finance Corporation (2)	June 2021 – April 2025	0.71% - 4.25%	3,249,275	3,032,520
MUFG Bank (3)	October 2027	1.04%	-	280,673
Total long-term borrowings			$5,948,653	$5,988,987

Current portion of long-term borrowings			$752,645	$697,968

Non-current portion of long-term borrowings			$5,196,008	$5,291,019

(1)	Guaranteed by Mr. Kanayama.

(2)	One of the loans was fully repaid in advance during the year ended March 31, 2020.

(3)	Guaranteed by Mr. Kanayama. In connection with the Company’s bank borrowings from MUFG Bank Ltd., as of March 31, 2020, we pledged one building property of 717 square feet with a carrying value of JPY22.7 million (approximately $0.2 million) and one piece of land of 63,342 square feet with a carrying value of JPY18.2 million (approximately $0.2 million) as collateral to safeguard the loan. The loan was fully repaid in advance during the six months ended September 30, 2020.

On December 21, 2020, we entered into a construction contract with a construction company for the construction of our new distribution center in Koshigaya. The total cost of the contract was approximately JPY511.9 million (approximately $4.8 million) to be paid in six installments by August 31, 2021. We plan to use bank loans to facilitate the majority of these payments. We obtained bank loans of JPY25.6 million (approximately $0.2 million), JPY128.0 million (approximately $1.2 million), and JPY153.6 million (approximately $1.5 million) for payments of the contract on December 21, 2020, January 29, 2021, and March 22, 2021, respectively.

As of September 30, 2020 and March 31, 2020, our working capital balance was approximately $3.4 million and $5.5 million, respectively. We believe our cash on hand, our ability to generate revenue in the future, and the available bank facilities will be sufficient to meet our working capital needs over the next 12 months. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. Our capital expenditures, including development costs related to the opening additional physical stores and facilities, maintenance and remodel expenditures, and other capital needs such as other infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debts or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to other sources, such as equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital to be raised, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and bank loans, and from shareholder working capital funding when necessary. We plan to explore new markets while enhancing our current presence in Japan, China, the U.S., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, we intend to open 10 additional directly-operated physical stores in Japan, with a focus on suburban areas around Tokyo, during the next five years, and add an aggregate of 10 new franchise stores in the U.S., Canada, Hong Kong, Australia, New Zealand, and the U.K. during the next five years. We plan to extend our product offerings by cooperating with beauty product and other product suppliers to develop our own private label products. We believe this will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases, and increase customer engagement and loyalty. Even though we still expect to invest a significant amount of resources on our current expansion plans in the next few years, we are confident that we would be able to generate sufficient net income and cash flow from the operating activities of our planned new stores in the long run to support our future operations.

The following table sets forth summaries of our cash flows for the periods indicated:

	For the six months ended September 30,
	2020	2019
Net cash used in operating activities	$(11,859,648)	$(8,076,638)
Net cash provided by investing activities	4,131,513	1,332,960
Net cash provided by financing activities	6,056,942	18,182,532
Effect of exchange rate change on cash	160,707	121,013
Net increase (decrease) in cash	(1,510,486)	11,559,867
Cash at beginning of period	7,529,219	2,255,667
Cash at end of period	$6,018,733	$13,815,534

	For the fiscal years ended March 31,
	2020	2019
Net cash used in operating activities	$(7,649,721)	$(15,639,112)
Net cash used in investing activities	(3,312,757)	(4,688,102)
Net cash provided by financing activities	16,150,880	19,752,645
Effect of exchange rate change on cash	85,150	(121,612)
Net increase (decrease) in cash	5,273,552	(696,181)
Cash at beginning of year	2,255,667	2,951,848
Cash at end of year	$7,529,219	$2,255,667

Operating Activities

Net cash used in operating activities was $11,859,648 for the six months ended September 30, 2020, mainly derived from a net income of $1,721,627 for the period, and net changes in our operating assets and liabilities, which mainly included a decrease in accounts receivable from third parties and related parties of $4,562,798 due to the increased collection of outstanding account receivable balance, and an increase in merchandise inventories of $17,042,943. Our merchandise inventories increased because we increased the stockpile of inventories in anticipation of increased sales for the China’s Double 11, or Singles’ Day online retail sale festival, which has become the biggest online shopping event for the Chinese e-commerce industry and is gradually influencing the international e-commerce industry. Tmall bonded warehouses in China, which are buildings or secured areas in a special customs supervision area in China in which dutiable goods are stored before payment of duties, require e-commerce products to enter the warehouse one to two months before Double 11, and Japanese goods are usually transported by ship, which generally takes about one month to arrive in China. Therefore, we made purchases in advance, leading to a higher inventory balance as of September 30, 2020.

Net cash used in operating activities was $8,076,638 for the six months ended September 30, 2019, mainly derived from a net income of $1,655,848 for the period, and net changes in our operating assets and liabilities, which mainly included a decrease in accounts receivable of $5,522,084 due to the increased collection of outstanding account receivable balance and an increase in merchandise inventories of $15,227,575, as we increased the stockpile of inventories in anticipation of increased sales for the China’s Double 11.

Net cash used in operating activities was $7,649,721 for the fiscal year ended March 31, 2020, mainly derived from a net income of $4,890,837 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable from third parties and related parties of $10,906,764 in line with the increase in revenue. All of the March 31, 2020 balance has been subsequently collected. Merchandise inventories increased by $1,140,268, as we increased the stockpile of inventories in order to prepare in anticipation of increased sales in the coming months.

Net cash used in operating activities was $15,639,112 for the fiscal year ended March 31, 2019, mainly derived from a net income of $3,212,762 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable of $13,578,477, which was in line with the increase in revenue. Merchandise inventories increased by $3,765,171, as we increased the stockpile of inventories in order to prepare in anticipation of increased sales in the coming months.

Investing Activities

Net cash provided by investing activities amounted to $4,131,513 for the six months ended September 30, 2020, mainly due to the collection of a long-term loan made to a related party of $3,744,000 as well as proceeds from disposal of property and equipment of $433,180.

Net cash provided by investing activities amounted to $1,332,960 for the six months ended September 30, 2019, primarily including the repayments from related parties of $3,508,924 and proceeds from disposal of property and equipment of $1,011,365, partially offset by the purchases of property and equipment of $3,187,329.

Net cash used in investing activities amounted to $3,312,757 for the fiscal year ended March 31, 2020, including a long-term loan made to a related party of $3,680,400 and purchases of property and equipment of $3,414,703, partially offset by the repayments from related parties of $2,500,610 and proceeds from disposal of property and equipment of $1,281,736.

Net cash used in investing activities amounted to $4,688,102 for the fiscal year ended March 31, 2019, primarily including purchases of property and equipment of $2,379,377 and advances made to related parties of $2,308,725.

Financing Activities

Net cash provided by financing activities was $6,056,942 for the six months ended September 30, 2020, which primarily consisted of proceeds from short-term borrowings of $150,387,119 and proceeds from long-term borrowings of $468,000, partially offset by repayments of short-term borrowings of $143,865,006 and repayments of long-term borrowings of $649,894.

Net cash provided by financing activities was $18,182,532 for the six months ended September 30, 2019, which primarily consisted of proceeds from short-term borrowings of $148,228,662, partially offset by repayments of short-term borrowings of $119,313,316 and repayments of long-term borrowings of $10,646,894.

Net cash provided by financing activities was $16,150,880 for the fiscal year ended March 31, 2020, which primarily consisted of proceeds from short-term borrowings of $260,918,369, partially offset by repayments of short-term borrowings of $233,253,603 and repayments of long-term borrowings of $11,388,520.

Net cash provided by financing activities was $19,752,645 for the fiscal year ended March 31, 2019, which primarily consisted of proceeds from short-term borrowings of $214,651,331, long-term borrowings of $14,014,594, partially offset by repayments of short-term borrowings of $192,786,099 and repayments of long-term borrowings of $16,143,642.

Contractual Obligations

As of September 30, 2020, our contractual obligations were as follows:

		Less than
Contractual obligations	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term borrowings (1)	$65,628,817	$65,628,817	$-	$-	$-	$-	$-
Long-term borrowings (2)	5,948,653	752,645	513,951	2,071,148	176,748	141,133	2,293,028
Operating lease payments (3)	4,407,324	1,304,541	829,087	447,426	248,435	232,894	1,344,941
Finance lease payments (4)	811,358	225,032	225,032	216,915	140,013	4,366	-
Total	$76,796,152	$67,911,035	$1,568,070	$2,735,489	$565,196	$378,393	$3,637,969

(1)	Represents the outstanding principal balance of short-term loans from banks and financial institutions.

(2)	Represents the outstanding principal balance of long-term loans from banks and financial institutions.

(3)	We lease retail store facilities and distribution centers, which are classified as operating leases in accordance with Topic 842. As of September 30, 2020, our future lease payments totaled $4,407,324.

(4)	We lease software, equipment, and furniture, which are classified as finance leases in accordance with Topic 842. As of September 30, 2020, our future lease payments totaled $811,358.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2020 or March 31, 2020.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We experience seasonality in our business, mainly reflecting the impact of online promotional events held by e-commerce companies. For instances, Rakuten holds special promotional events in March, June, and September each year and e-commerce companies in China hold special promotional campaigns on June 18, November 11, and December 12 each year, which tend to boost sales in the respective quarter relative to other quarters.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements and unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements and unaudited condensed consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements and the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and implicit interest rates of operating leases and financing leases. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

We determine the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. We establish general and specific allowance when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income and the unaudited condensed consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2020 and March 31, 2020, allowance for uncollectible balances amounted to $351,620 and $392,626, respectively.

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. We periodically evaluate merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the six months ended September 30, 2020 and 2019, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

Revenue recognition

We adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018 using the modified retrospective approach.

ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way we record our revenue. We have assessed the impact of the guidance by reviewing our existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of our performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. Based on the assessment, we concluded that there was no change to the timing and pattern of revenue recognition for our current revenue streams in scope of Topic 606 and therefore there was no material changes to our consolidated financial statements and unaudited condensed consolidated financial statements upon adoption of ASC 606.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from the specified goods and services.

We currently generate our revenue through retail and wholesale of Japanese beauty and health products, as well as other products, through a multi-channel distribution network. Currently, we sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For Japanese domestic sales, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, we sell goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. We generally offer a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in our physical stores may be returned in store with receipt subject to certain restrictions. Historically, the customer returns were immaterial. Therefore, we did not provide any sales return allowances as of September 30, 2020 and March 31, 2020.

We enter into trademark license agreements with franchisees, under which the franchisee is granted a revocable license and non-exclusive right to use our trademarks solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products we sell to the franchisee. In exchange, the franchisee is required to pay a monthly royalty fee of JPY60,000 (approximately $568) per franchise store and to purchase at least 75% of the products sold in store (except heavy products such as purified water) from us. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term.

We are the principal for the majority of our transactions and recognizes revenue on a gross basis. We are the principal when it has control of the merchandise before it is transferred to customers, which generally is established when we are primarily responsible for merchandising decisions, maintains the relationship with customer, including assurance of member service and satisfaction, and has pricing discretion.

In our directly-operated physical stores in Japan, customers can enroll in our rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn one membership point for each JPY100 spent in our directly-operated physical stores, and subsequently one membership point can be used as JPY1 at our directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. We initially account for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at our stores, we recognize revenue and reduce the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the consolidated statement of income and comprehensive income and the unaudited condensed consolidated statement of income and comprehensive income. Membership point breakage was immaterial for the six months ended September 30, 2020 and 2019 and the years ended March 31, 2020 and 2019.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

We did not have contract assets as of September 30, 2020 and March 31, 2020. Our contract liabilities, which are reflected in our unaudited condensed consolidated balance sheets as deferred revenue of $353,461 and $534,444 as of September 30, 2020 and March 31, 2020, respectively, consisted primarily of revenue for amount received in advance from our wholesale customers and unredeemed membership points. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended September 30, 2020 and 2019 that was included in the opening deferred revenue was $451,247 and $148,012, respectively. As of September 30, 2020, the amount received in advance from wholesale customers and unredeemed membership points was $353,461. We expect to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

We did not have contract assets as of March 31, 2020 and 2019. Our contract liabilities, which are reflected in our consolidated balance sheets as deferred revenue of $534,444 and $165,479 as of March 31, 2020 and 2019, respectively, consisted primarily of revenue for amount received in advance from our wholesale customers. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended March 31, 2020 and 2019 that was included in the opening deferred revenue was $165,479 and $nil respectively. As of March 31, 2020, the amount received in advance from wholesale customers and unredeemed membership points was $534,444, and we expect to recognize revenue when products are delivered to the wholesale customers, which we fully completed as of August 31, 2020.

Disaggregation of revenue

We disaggregate our revenue by geographic areas, product categories and distribution channels, which we believe best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenue for the six months ended September 30, 2020 and 2019 and the years ended March 31, 2020 and 2019 is as following:

Revenue by geographic areas

The summary of our total revenue by geographic areas for the six months ended September 30, 2020 and 2019 and the years ended March 31, 2020 and 2019 was as follows:

	For the Six Months Ended September 30,
	2020	2019
Japan domestic market	$26,946,143	28,796,585
China market	50,902,567	21,292,094
Other overseas markets	5,458,222	2,686,431
Total revenue	$83,306,932	52,775,110

	For the Years ended March 31,
	2020	2019
Japan domestic market	$55,590,347	45,870,997
China market	77,276,549	46,683,286
Other overseas markets	6,707,062	3,989,797
Total revenue	$139,573,958	96,544,080

Revenue by product categories

The summary of our total revenue by product categories for the six months ended September 30, 2020 and 2019 and the years ended March 31, 2020 and 2019 was as follows:

	For the Six Months Ended September 30,
	2020	2019
Beauty products	$58,895,721	42,363,171
Health products	17,087,569	5,552,135
Other products	7,323,642	4,859,804
Total revenue	$83,306,932	52,775,110

	For the Years Ended March 31,
	2020	2019
Beauty products	$113,645,885	76,949,578
Health products	13,813,746	12,814,923
Other products	12,114,327	6,779,579
Total revenue	$139,573,958	96,544,080

Revenue by distribution channels

The summary of our total revenue by distribution channels for the six months ended September 30, 2020 and 2019 and the years ended March 31, 2020 and 2019 was as follows:

	For the Six Months Ended September 30,
	2020	2019
Directly-operated physical stores	$20,555,378	23,188,039
Online stores	29,464,721	17,899,235
Franchise stores and wholesale customers	33,286,833	11,687,836
Total revenue	$83,306,932	52,775,110

	For the Years Ended March 31,
	2020	2019
Directly-operated physical stores	$45,824,603	36,534,076
Online stores	50,464,251	43,859,801
Franchise stores and wholesale customers	43,285,104	16,150,203
Total revenue	$139,573,958	96,544,080

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended September 30, 2020 and 2019 and the years ended March 31, 2020 and 2019. We do not believe there was any uncertain tax provision as of September 30, 2020 and March 31, 2020.

Our operating subsidiary in Japan is subject to the income tax laws of Japan. As of September 30, 2020, the tax years ended March 31, 2014 through March 31, 2020 for us and our subsidiary remain open for statutory examination by the Japanese tax authorities.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326),” which significantly changed the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which amended Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief,” and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which updated the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations, and certain smaller reporting companies applying for credit losses standard and to provide further clarifications on certain aspects of ASU No. 2016-13. In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842).” This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. The new effective date for these preparers is for annual and interim periods in fiscal years beginning after December 15, 2022, and we are in the process of evaluating the potential effect on our consolidated financial statements and unaudited condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards (the “Simplification Initiative”). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this ASU were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2020. We adopted this ASU on April 1, 2021 and the adoption of this ASU did not have a material impact on our unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on our unaudited condensed consolidated financial position, statements of operations, and cash flows.

INDUSTRY

All the information and data presented in this section have been derived from Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”)’s industry report commissioned by us in December 2020 entitled “The Global Beauty and Health Products Market Independent Market Research” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF THE BEAUTY AND HEALTH PRODUCTS MARKET IN JAPAN

Introduction and Categorization

Beauty and health products refer to a category of products being used to care for the face and body. Beauty products usually cover cosmetics, skin care, personal care, and fragrances. Health products consist of dispensing pharmaceutical products, OTC medical products, medical supplies and devices, and health food. Japan is one of the leading markets for beauty and health products, driven by the rapidly aging population, consumers’ demand for diversified and high-quality products, and the growth of tourism.

Distribution channels for beauty and health products in Japan can be broadly categorized into offline channels and online channels. Recent years have witnessed the rising share of online channels, mainly supported by the increasing number of Internet users. A number of market participants have been expanding into the online sector to reach additional consumers and increase sales. Offline channels comprise diversified point of sales, such as department stores and supermarkets, specialty stores, drugstores, and convenience stores. In particular, drugstores in Japan are a key sales channel of beauty and health products due to their competitive pricing, good quality, and diversified product categories.

Source: The Frost & Sullivan Report

Value Chain Analysis

The beauty and health products market participants include raw material suppliers, brand owners and manufacturers, distribution agents and wholesalers, and retailers. Beauty and health product owners and/or manufacturers may sell their products directly or through exclusive agents and/or authorized agents, or models of direct sales, including business-to-business sales, online retailing, and self-operated physical stores.

Source: The Frost & Sullivan Report

Sales of Beauty and Health Products in Japan

In 2014, the Japan Shopping Tourism Organization (“JSTO”) announced a plan to expand tax exemption benefits allotted to foreign tourists from general goods to further include consumables, such as groceries, beverages, medicine, and cosmetics, which stimulated the sales of beauty and health products to foreign tourists. According to the Ministry of Economy, Trade and Industry (“METI”), beauty and health products market in Japan experienced a growth from $88.6 billion in 2015 to $101.2 billion in 2019, representing a compound annual growth rate (“CAGR”) of approximately 3.4%.

According to the METI, due to the strong demand for health products during the COVID-19 pandemic, the sales value of beauty and health products in Japan for the first nine months of 2020 achieved $100.4 billion. Together with the growing number of elderly population and inbound tourists, Frost & Sullivan forecasts that the sales of beauty and health products in Japan will rise from $127.2 billion in 2020 to $148.7 billion in 2024, with a CAGR of approximately 4.0%.

Note: Sales value is converted from JPY to USD at a rate of 104.2.

Source: METI and the Frost & Sullivan Report

According to the Frost & Sullivan Report, the sales of beauty and health products is currently still dominated by offline channels, whereas online sales channels have shown a significant growth from $5.4 billion in 2015 to $7.5 billion in 2019 at a CAGR of approximately 8.6%. In 2020, due to the strong demand for health products and rising preference towards online shopping in view of the COVID-19 pandemic, the online sales value of beauty and health products in Japan is projected to grow by 29.3% year-over-year to $9.7 billion. Frost & Sullivan estimates that the online sales value of beauty and health products in Japan will reach $12.2 billion by the end of 2024, representing a CAGR of approximately 6.1% from 2020 to 2024.

Note: Sales value is converted from JPY to USD at a rate of 104.2.

Source: The Frost & Sullivan Report

Drugstore Sales of Beauty and Health Products in Japan

Drugstores are primary competitors of our directly-operated physical stores in Japan. According to the METI, drugstores sales of beauty and health products rose from $29.6 billion in 2015 to $35.9 billion in 2019, representing a CAGR of approximately 5.0%. The growth was mainly driven by an increase in elderly and health-conscious consumers and a shift of tourist spending towards daily necessities and beauty products. Due to the COVID-19 outbreak, the sales of health products including face masks and sanitary products increased significantly during the first nine months of 2020. However, beauty products have seen a decline in view of social distancing and restrictions on international travelling. According to the Frost & Sullivan Report, the drugstore sales of beauty products and health products in Japan are projected to rise at a CAGR of approximately 4.3% and 6.5%, respectively, from 2020 to 2024, reaching $17.2 billion and $27.8 billion, respectively, by the end of 2024.

Note: Sales value is converted from JPY to USD at a rate of 104.2.

Source: METI and the Frost & Sullivan Report

Market Drivers Analysis

Aging population and rising healthcare awareness. According to the Statistics Bureau of Japan, the population aged 65 and above rose from 55.7 million in 2015 to 60.4 million in 2019 with a CAGR of approximately 2.1%. In 2019, the elderly population aged 65 and above accounted for 48.0% of the total population in Japan, creating accelerating demand for medical resources and healthcare products. Together with the continuous growing healthcare awareness, consumers are willing to spend more on health products including nutritional supplements, health food, and medical supplies and devices. With the rise in total expenditure in healthcare in Japan, the beauty and health products market in Japan kept expanding during the past few years.

Expanding tourists’ consumption. The number of tourists arriving in Japan increased significantly with a CAGR of approximately 12.7%, from 19.7 million in 2015 to 31.9 million in 2019. A rising number of stores in Japan are making tax-free shopping available to cater to the demand from foreign tourists, supporting the growth of sales of beauty and health products in Japan. However, due to the COVID-19 outbreak, a number of countries and regions have announced travel restrictions and quarantine measures, which has caused a massive fall in visitor arrivals in Japan. As of November 2020, the total number of visitor arrivals in Japan decreased by 86.2% to 4.1 million.

Competition Overview

The beauty and health products market in Japan is competitive and fragmented with various market players specializing in different distribution channels, including department stores and supermarkets, drugstores, and convenience stores. According to the METI, the number of market participants in the beauty and health products market in Japan increased from 73.1 thousand in 2015 to 78.2 thousand in 2019, representing a CAGR of approximately 1.7%.

Source: METI and the Frost & Sullivan Report

Key Market Participants in Japan

Key market participants include a number of listed companies with a wide range of distribution channels in Japan. The table below shows three key market participants in the beauty and health market in Japan in 2019.

Company	Description	Number of stores	Estimated sales in 2019
Welcia Holdings Co., Ltd. (3141. TYO)	Welcia Holdings was established through a merger of Welcia Kanto and Takada Pharmacy, mainly participating in drug chain stores for cosmetics and pharmaceuticals.	2,005	$8.3 billion
Tsuruha Holdings, Inc. (3391. TYO)	Tsuruha Holdings, founded in 1963, is a Japan-based company engaging in the product sales of cosmetics and pharmaceuticals mainly in Hokkaido and Tohoku areas in Japan.	2,150	$7.8 billion
Matsumotokiyoshi Holdings Co., Ltd. (3088. TYO)	Founded in 1932 in Matsudo, Japan, the company engages in the retail and wholesale business of drugstores and pharmacies in Japan, Thailand, and Taiwan.	1,770	$5.6 billion

Note: Sales value is converted from JPY to USD at a rate of 104.2.

Source: The Frost & Sullivan Report

OVERVIEW OF THE BEAUTY AND HEALTH PRODUCTS MARKET IN NORTH AMERICA

Market Size Analysis

The beauty and health products market in North America rose from $315.3 billion in 2015 to $358.8 billion in 2019, representing a CAGR of approximately 3.3%. The aging population served as one of the major growth drivers as it brought strong demand for anti-aging beauty products and health products. In addition, increasing income level and purchasing power of the residents in North America contributed to the higher spending on beauty and health products.

Source: Statistics Canada, United States Census Bureau, and the Frost & Sullivan Report

Retail Sales of Korean and Japanese Beauty and Health Products

Driven by the increasing popularity of Korean and Japanese beauty and health products, retail sales value of Korean and Japanese beauty and health products has registered a CAGR of approximately 20.5%, from $48.4 million in 2014 to $102.1 million in 2019 in North America. The high quality and performance of Korean and Japanese products are the main factors contributing to the rapid growth of the market. According to the Frost & Sullivan Report, retail sales value of Korean and Japanese beauty and health products in North America is expected to rise continuously with a CAGR of approximately 6.7% from $109.2 million in 2020 to $141.5 million in 2024.

Source: The Frost & Sullivan Report

Market Trends and Opportunities

Growing interests in natural, organic, and environmentally-friendly products. Due to increasing awareness and growing preference towards premium ingredients and luxury personal care brands, natural and organic products are gaining popularity in North America. Further, with growing consciousness of social and environmental responsibility, consumers are paying more attention to environmentally-conscious and safe products. For instance, consumers tend to prefer products labelled as “cruelty-free,” which implies that no animals are harmed in the testing period. As Japanese beauty and health products are known globally for the natural and quality ingredients and assuring and safe image, such products are gaining popularity in North America and are anticipated to contribute to the growth of beauty and health products market in North America.

Rising expenditure on anti-aging and multifunctional products. The accelerated demand for anti-aging products in North America is projected to drive the development of beauty and health products market. The growth is simulated by the aging population, increasing prevalence of age-related skin and health issues, and consciousness about personal wellness and appearance. In addition, the emergence of digital marketing and commercialization of social media are expected to stimulate the demand among younger generations. Frost & Sullivan expects that this segment, together with the advanced technology in age controlling and elderly caring, will bring new business opportunities to the beauty and health products market in North America.

Competition Overview

The beauty and health products market in North America is highly fragmented and competitive with a considerable number of regional and global market participants with no leading players. Market participants are competing in terms of prices, product portfolio, distribution networks, and logistics, among other things.

Recent years have witnessed a growing number of beauty and health brand owners with sufficient capital and established distribution networks setting up regional branches in different locations and distributing products directly to retailers without distributors and/or wholesalers. In addition, an increasing number of consumers purchase beauty and health products directly from brand owners through online platforms, which may further hinder the business development of distributors and wholesalers.

Key Success Factors

Established distribution network. Wholesalers of beauty and health products connect upstream brand owners and downstream retailers and consumers. Therefore, it is essential for market participants to have an established distribution network in order to efficiently and effectively distribute products. Market participants are usually required to build close business relationship with brand owners to get a competitive price, which can be translated into lower costs and higher profits. In addition, when entering into new markets, most beauty and health product brands generally prefer distributors with more downstream customers, abundant operation experience, and a well-established distribution network.

Significant capital investment and track record. Market participants need a large amount of working capital to finance and fund the distribution process including maintaining inventories, investing in logistics and storage, and recruiting industry professionals and talents. Meanwhile, market participants with proven track records are more likely to raise funds and get financing for their business operations. A lack of sufficient capital and proven track record may cause challenges to developing sales channels and expanding product portfolio, which may hinder the growth of the business.

OVERVIEW OF THE BEAUTY AND HEALTH PRODUCTS MARKET IN THE PRC

Market Size Analysis

Due to the strong economy of the PRC, market size of beauty and health products by sales value rose rapidly from $59.0 billion in 2015 to $86.6 billion in 2019, representing a CAGR of approximately 10.1%. The skincare and cosmetics segment accounted for the largest proportion of the total beauty and health products market in the PRC and achieved the fastest growth from 2015 to 2019. Frost & Sullivan forecasts that the sales value of beauty and health products in the PRC will reach $127.7 billion by the end of 2024, representing a CAGR of approximately 8.3% from 2020 to 2024.

Note: Sales value is converted from RMB to USD at a rate of 6.9.

Source: The Frost & Sullivan Report

Benefiting from the expanding number of Internet users and household income, the online sales segment of beauty and health products in the PRC grew from 31.4% of the total beauty and health products market in 2014 to 41.3% in 2019. The rapid growth was primarily driven by the development of e-commerce platforms and wider adoption of digital technologies and mobile devices. Frost & Sullivan estimates that the online sales segment will increase to account for 47.8% of the total beauty and health products market in the PRC by the end of 2024.

Source: The Frost & Sullivan Report

Market Drivers and Trends Analysis

Increasing disposable income. According to the National Bureau of Statistics of China, disposable income of the Chinese population rose significantly from RMB21,966.0 in 2015 to RMB30,733.0 in 2019, representing a CAGR of approximately 8.8%. Increasing disposable income has motivated people to invest more in their appearance and health. In addition, the growing awareness of skin and body care and the inclination of consumers towards value-added beauty and health products with specific functionalities is contributing to new business opportunities, further driving the growth of beauty and health products market in the PRC.

Rapid growth of e-commerce. According to the 45th China Statistical Report on Internet Development issued by the China Internet Network Information Center, the number of Internet users in the PRC rose from 688.3 million in December 2015 to 903.6 million in March 2020 with the Internet penetration rate growing from 50.3% as of December 2015 to 64.5% as of March 2020. The rising adoption of Internet and advancement of digital technologies stimulate the development of e-commerce, providing consumers easy access to a rapidly growing range of products. Frost & Sullivan estimates that online sales of beauty and health products will register the fastest growth among all distribution channels in the next five years.

Expanding share of beauty and health products for men. In recent years, a rising number of Chinese males became more aware of their appearance and wellness, which led to a rising consumption of beauty and health products for men. Male consumers, especially millennials, are growing increasingly conscious of their appearance. In light of the growing popularity of beauty and health products for men in the PRC, a number of beauty and health products brands have launched product lines and advertising campaigns specifically targeting males.

Popularity of medical-grade products. With the innovation of skincare and pharmaceutical industries, and consumers’ increasing requirements on high-quality products, functional skincare products and medical-grade products are gaining popularity in the PRC. Medical-grade beauty products contain active ingredients that have been clinically proven to have a positive effect on skin. Such products provide both aesthetic and medicinal benefits and are generally preferred by Chinese consumers. Frost & Sullivan estimates that, with increasing marketing campaigns and consumption upgrade of Chinese consumers, medical-grade products will drive the market growth in the next five years.

Competition Overview

Major sales channels of beauty and health products in the PRC consist of integrated e-commerce platforms, wholesale markets, supermarkets and department stores, dedicated counters, specialty stores, drugstores, and direct sales. The market is highly fragmented with a significant number of players including brand owners, distributors, wholesalers, and retailers.

●	E-commerce sales of beauty and health products have experienced explosive growth with the expansion of major e-commerce platforms, social media platforms, and live-streaming sales. This sales channel consists of brand owners, wholesalers, and retailers.

●	Dedicated counters dominate the traditional sales channels of beauty and health products. Most notable brand owners have established counters in department stores as they contribute to the brand image and reputation. In addition, some brand owners expand their business by opening directly-operated specialty stores and franchise stores.

●	Distributing beauty and health products through drugstores has become a major feature in the beauty and health products market in the PRC. Although this channel is now dominated by foreign players, a number of local players have begun to expand into this segment.

BUSINESS

Overview

Headquartered in Tokyo, we are a retailer and wholesaler of Japanese beauty and health products, as well as other products. We offer approximately 12,800 SKUs of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 3,400 SKUs of health products, including OTC drugs, nutritional supplements, and medical supplies and devices, and 7,500 SKUs of other products, including lingerie, home goods, food, and alcoholic beverages.

We currently sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. Leveraging our deep understanding of consumer needs and preferences, we have rapidly expanded our operations and opened three new directly-operated physical stores, added five franchise stores, and developed eight new wholesale customers during the fiscal year ended March 31, 2020; we opened one new online store, added a franchise store in Canada, and developed 17 new wholesale customers during the fiscal year ended March 31, 2021. As of March 31, 2021, our distribution channels consisted of (i) 10 directly-operated physical stores in Japan, (ii) 16 online stores through our websites and various e-commerce marketplaces in Japan and China, and (iii) nine franchise stores in the U.S., six franchise stores in Canada, and approximately 98 wholesale customers in Japan and other countries including China, the U.S., and Canada. We believe our distribution channels are a trusted destination for consumers to discover and purchase branded Japanese beauty and health products and other products.

Since our inception, we have built a large base of customers, which have been essential for our rapid growth. During the six months ended September 30, 2020, our physical stores, online stores, and franchise stores served approximately 302,430, 440,990, and 52,510 customers, respectively, and orders placed by our repeat customers accounted for approximately 48%, 15%, and 30% of total orders in our physical stores, online stores, and franchise stores, respectively. During the fiscal years ended March 31, 2020 and 2019, our physical stores served approximately 955,580 and 893,980 customers, respectively, and orders placed by our repeat customers accounted for approximately 42% and 47% of total orders in our physical stores, respectively. During the same fiscal years, our online stores served approximately 1,893,000 and 1,780,500 customers, respectively, and orders placed by our repeat customers accounted for approximately 20% and 15% of total orders in our online stores, respectively. During the same fiscal years, our franchise stores served approximately 86,080 and 78,300 customers, respectively, and orders placed by our repeat customers accounted for approximately 40% and 35% of total orders in our franchise stores, respectively.

Since our inception, we have established long-term relationships with over 90 suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors, including many well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé.

Since our inception, we have achieved significant growth and profitability. Our revenue increased from $52,775,110 during the six months ended September 30, 2019 to $83,306,932 during the six months ended September 30, 2020, representing an increase of 57.9%. Our net income increased from $1,655,848 during the six months ended September 30, 2019 to $1,721,627 during the six months ended September 30, 2020, representing an increase of 4.0%. Our revenue increased from $96,544,080 during the fiscal year ended March 31, 2019 to $139,573,958 during the fiscal year ended March 31, 2020, representing an increase of 44.6%. Our net income increased from $3,212,762 during the fiscal year ended March 31, 2019 to $4,890,837 during the fiscal year ended March 31, 2020, representing an increase of 52.2%.

Since our inception, we have financed our operations primarily through bank loans since our inception. As of April 30, 2021, we had approximately $72.6 million in short-term borrowings outstanding, with maturity dates ranging from June 30, 2021 to September 30, 2021, and approximately $7.5 million in long-term borrowings outstanding, with maturity dates ranging from June 30, 2021 to December 31, 2053. See “Risk Factors—Risks Related to Our Business—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” and “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Diverse and High-Quality Product Offerings

We have developed a diverse merchandise portfolio, including approximately 12,800 SKUs of beauty products, 3,400 SKUs of health products and 7,500 SKUs of other products. In particular, we have rigorously analyzed a large quantity of beauty and health products available for sale in Japan and developed an insightful knowledge and understanding of our customers’ needs and preferences by analyzing historical sales data, seasonality impact, customer feedbacks, and beauty and fashion trends. We believe our strong product selection and recommendation expertise deliver value, quality, and convenience for our customers and enhance our brand image. In addition, we have also entered into supply agreements with many well-known Japanese brands, including Shiseido, Sato, Kao, and Kosé.

A Balanced Multi-Channel Distribution Network

We have built a balanced multi-channel distribution network that consists of (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. During the six months ended September 30, 2020 and the fiscal year ended March 31, 2020, each of the three distribution channels contributed approximately one third of our revenue.

We operate our 10 physical stores in Japan directly, staffed by our employees rather than franchisees, which we believe is critical in building a strong brand name and offering a consistent customer experience across our store network. We have developed uniform standards among various aspects of physical store operations and are able to provide a consistently high-quality level of services in all of our physical stores. Direct operation also enables us to select store locations that meet the consumer traffic requirements, target new neighborhoods, and leverage our existing distribution centers. In addition, the directly-operated physical stores allow us to address local demand for specific products more accurately, to control our corporate overhead expenses, and to provide uniform and high-quality training for our employees.

We extend the reach of our distribution network by operating online stores in Japan and China and selling to franchise stores in the U.S. and Canada and wholesale customers in Japan and overseas. Such geographic diversification helps us explore additional revenue generating opportunities and maintain the stability of our revenue, especially during times when customer volume in our physical stores decreases, such as during the COVID-19 pandemic.

Proven Ability to Expand Rapidly While Maintaining Profitability

We have expanded our distribution channels at a rapid pace in recent years, while maintaining our gross margin. In particular, the number of our directly-operated physical stores increased from seven as of March 31, 2019 to 10 as of March 31, 2021, and the number of our franchise stores increased from eight as of March 31, 2019 to 15 as of March 31, 2021. Our gross profit increased by $2,433,280, or 19.7%, from $12,334,157 for the six months ended September 30, 2019 to $14,767,437 for the six months ended September 30, 2020. Our overall gross margin decreased by 5.7 percentage points from 23.4% for the six months ended September 30, 2019 to 17.7% for the six months ended September 30, 2020. Our gross profit increased from $19,086,590 for the fiscal year ended March 31, 2019 to $27,485,909 for the fiscal year ended March 31, 2020. Our overall gross margin remained stable with a slight decrease of 0.1 percentage points from 19.8% for the fiscal year ended March 31, 2019 to 19.7% for the fiscal year ended March 31, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” Our rapid expansion is supported by our distribution centers, which are located near our headquarters in Tokyo. We believe our distribution centers enable us to provide effective support to our physical stores and online stores, cope with distinct regional factors, such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional distribution centers in cities close to our existing distribution centers. These attributes have allowed us to effectively shorten the amount of time required for us to open new stores and for new stores to become profitable.

An Experienced Management Team

Our management team is comprised of highly-skilled and dedicated professionals who have worked with us for many years or otherwise have wide ranging experience in retail, services, management, business development, and marketing. Our representative director, Mr. Mei Kanayama, has 10 years of experience in retail and wholesale of Japanese beauty and health products. Our director, Mr. Sen Uehara, has 14 years of experience in management.

We have cultivated an experienced and skilled work force, emphasizing collaboration, individual accountability, flexibility, and willingness to deliver high-quality customer service. Our senior management team is able to leverage the capabilities of this broader work force to facilitate our ongoing and long-term relationships that are key to our retail and wholesale businesses. Our combined team offers substantial industry experience and in-depth knowledge of the beauty and health products markets in Japan and China.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expanding into New Markets by Opening New Stores

We plan to explore new markets while enhancing our current presence in Japan, China, the U.S., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, we intend to open 10 additional directly-operated physical stores in Japan, with a focus on suburban areas surrounding Tokyo, during the next five years, and expect the aggregate expenses related to opening these stores to be approximately JPY500 million to JPY800 million ($4.62 million to $7.40 million); as our overall strategy is to focus more on the development of overseas franchise and wholesale sales, we also intend to add an aggregate of 10 new franchise stores in the U.S., Canada, Hong Kong, Australia, New Zealand, and the U.K. during the next five years. To achieve such expansion goals, we plan to add, by 2022, three franchise stores in Hong Kong, two franchise stores in Australia, one franchise store in New Zealand, and one franchise store in the U.K. We expect the expenses related to adding these franchise stores to be borne by franchisees in each geographic area. We also plan to establish a new distribution center in the U.S. See “—Enhance Our Technology Platform and Infrastructure” below.

We face financial and logistical challenges associated with our plans for accelerated and geographically expansive growth. See “Risk Factors—Risks Related to Our Business—Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets,” “Risk Factors—Risks Related to Our Business—The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition, and results of operations,” and “Risk Factors—Risks Related to Our Business—Our management has a limited history managing rapid expansion. If we cannot effectively and efficiently manage our growth strategy, our results of operations or profitability could be materially and adversely affected.”

Expansion into different countries subject us to different market forces in those countries. See “Risk Factors—Risks Related to Our Business—We may be unsuccessful in expanding our operations internationally due to different market forces in other countries, which could adversely affect our results of operations.”

Developing Our Own Private Label Products

We have been extending our product offerings by collaborating with beauty and other product suppliers to develop our own private label products. The private label products we currently sell include reusable shopping bags, toning lotion, milk lotion, purified water, and sneakers. We have been exploring the possibility of adding facial masks, facial essences, T-shirts, other footwear, and face masks, among others. On March 1, 2021, we entered into an employment agreement with Dr. Jixun Lin, who has more than 25 years of experience in the medical device industry, pursuant to which Dr. Lin agreed to serve as our corporate officer and lead the development of private label products. The employment agreement with Dr. Lin does not have a fixed period. We believe developing private label products will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases, and increase customer engagement and loyalty. The estimated initial cost for developing private label products is approximately $0.9 million (approximately JPY100 million), which we expect to fund using additional borrowings. As we only started developing private label products recently, no assurance can be given that such strategy and offerings will be successful and will not adversely affect our reputation, financial condition, and operating results. See “Risk Factors—Risks Related to Our Business—Our private label products may not appeal to our customers, and may compete with our brand partners.”

Improving Customer Experience and Enhance Customer Loyalty

We are dedicated to improving customer experience and enhancing customer loyalty. In our physical stores, we strive to provide high-quality customer service and showcase our high product quality and professional knowledge in beauty and health products, which we believe will foster trust and loyalty among our new and existing customers. In addition, we intend to increase our fulfillment speed, improve the packaging of our products, and offer more customized services, including enhanced product recommendations, to our online store customers. We also intend to continue using social media platforms to engage with our customers and to receive real-time feedback on our product and services. We plan to refine our online store shopping experience by further integrating our online stores with social media platforms, such as Facebook and Instagram, and adopting new marketing methods, including livestreaming e-commerce, which is broadcasting of live video in real time via the internet to promote and sell goods, and influencer marketing, which is a form of social media marketing involving endorsements and product placement from influencers. See “—Marketing” for the timing and estimated cost for such plan.

Enhancing Our Technology Platform and Infrastructure

We intend to continue to invest in information technology and equipment to enhance operational efficiency and reliability, improve customer experience, and reduce costs. Our initiatives include wider use of warehouse management systems and increased use of packaging automation in our distribution centers. We also anticipate upgrading and improving the integration of our existing operation and financial systems. In addition, we plan to open a new distribution center in the U.S. in 2022 or 2023 to support and replenish inventory at our franchise stores in the U.S. and Canada. The estimated cost for opening such new distribution center is approximately $2 million.

Corporate History and Structure

We began our operations through Yoshitsu, a stock company incorporated on December 28, 2006 pursuant to the laws of Japan. On October 24, 2019, Yoshitsu incorporated a wholly owned subsidiary, Tokyo Lifestyle, pursuant to the laws of Japan.

The following chart illustrates our corporate structure as of the date of this prospectus and upon completion of this IPO based on 92,951 Ordinary Shares outstanding as of the date of this prospectus and [●] ADSs to be sold in this IPO, assuming no exercise of the underwriters’ over-allotment option.

(1)	Represents 2,041 Ordinary Shares held by a shareholder of Yoshitsu, which holds less than 5% of our Ordinary Shares, as of the date of this prospectus.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Principal Shareholders.”

Product Offerings

Product Categories

We offer high-quality and affordable beauty products. We currently have approximately 12,800 SKUs of beauty products available through our distribution channels. The following table illustrates the categories of beauty products we sell:

Product Category	Product Description
Cosmetics	Foundation, powder, concealer, makeup remover, eye liner, eye shadow, brow powder, brow pencil, mascara, lip gloss, lipstick, and nail polish
Skin care	Facial cleanser, whitening products, sun block, moisturizer, facial mask, eye mask, eye gel, and exfoliating
Cosmetic applicators	Brush, puff, curler, hair iron, and shaver
Fragrance	Perfume and cologne for women and men
Body care	Shampoo, conditioner, and body wash
For men	Facial wash, firming lotion, astringent, and moisturizer
For baby and children	Lip balm, lotion, shampoo, soap, and essence oil

We supplement our beauty products with health products and we currently have approximately 3,400 SKUs of health products available through our distribution channels. The following table illustrates the categories of health products we sell:

Product Category	Product Description
OTC drugs	OTC drugs for the treatment of common ailments, such as colds, headaches, stomach pain, cough, and eye strain, among others
Nutritional supplements	Vitamins, minerals, fiber supplements, nutritional yeast, dietary products, and other nutritional supplements
Medical supplies and devices	A variety of general-purpose medical supplies and devices, such as bandages, masks, thermometers, disinfectant sprays, and eye masks

We currently also have approximately 7,500 SKUs of other products available through our distribution channels. The following table illustrates the categories of other products we sell:

Product Category	Product Description
Lingerie	Underwear and stockings
Home goods	Bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies
Food	Soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water
Alcoholic beverages	Whisky, beer, and sake
Miscellaneous	Cigarettes, contact lens, contact lens cleaners and solutions, spa supplies, pet food, formula milk, and diapers

The following tables illustrate our revenue for the six months ended September 30, 2020 and 2019 and the fiscal years ended March 31, 2020 and 2019 by product categories:

	Six Months Ended September 30, 2020		Six Months Ended September 30, 2019
Product Category	Amount	%	Amount	%
Beauty products	$58,895,721	70.7%	$42,363,171	80.3%
Health products	17,087,569	20.5%	5,552,135	10.5%
Other products	7,323,642	8.8%	4,859,804	9.2%
Total	$83,306,932	100.0%	$52,775,110	100.0%

	Fiscal Year Ended March 31, 2020		Fiscal Year Ended March 31, 2019
Product Category	Amount	%	Amount	%
Beauty products	$113,645,885	81.4%	$76,949,578	79.7%
Health products	13,813,746	9.9%	12,814,923	13.3%
Other products	12,114,327	8.7%	6,779,579	7.0%
Total	$139,573,958	100.0%	$96,544,080	100.0%

Pricing and Payment of Products

We offer competitive pricing to attract and retain customers. Prices are set either by our suppliers or by us with reference to major online and offline competitors, taking into account our overall pricing strategy for different categories. We constantly monitor the prices of products offered by our competitors. We also occasionally offer significant discounts on certain products for a limited time in flash sales or other promotional activities. We typically evaluate the profitability of our products every three months and make continuous effort to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

We provide customers flexible payment options, including in-person settlement in physical stores with cash, credit cards and debit cards, and Japanese transportation IC cards, bank transfers, online payments with credit cards and debit cards, and payment through third-party mobile payment platforms, such as PayPay, WeChat Payment, and Alipay.

Our Distribution Channels

Our distribution channels consist of (i) our directly-operated physical stores in Japan, (ii) online stores through our websites and various e-commerce marketplaces in Japan and China, (iii) franchise stores in the U.S. and Canada, and wholesale customers in Japan and other countries including China, the U.S., and Canada. We sell our products in similar manners to our franchise stores and wholesale customers, and we also license our trademarks “東京生活館” and “REIWATAKIYA” in the U.S. and Canada to be used by these franchise stores.

The following tables illustrate our revenue for the six months ended September 30, 2020 and 2019 by geographic areas and distribution channels.

	Six Months Ended September 30, 2020		Six Months Ended September 30, 2019
Geographic Area	Amount	%	Amount	%
Japan domestic market	$26,946,143	32.3%	$28,796,585	54.6%
China market	50,902,567	61.1%	21,292,094	40.3%
Other overseas markets	5,458,222	6.6%	2,686,431	5.1%
Total	$83,306,932	100.0%	$52,775,110	100.0%

	Six Months Ended September 30, 2020		Six Months Ended September 30, 2019
Distribution Channel	Amount	%	Amount	%
Directly-operated physical stores	$20,555,378	24.6%	$23,188,039	44.0%
Online stores	29,464,721	35.4%	17,899,235	33.9%
Franchise stores and wholesale customers	33,286,833	40.0%	11,687,836	22.1%
Total	$83,306,932	100.0%	$52,775,110	100.0%

The following tables illustrate our revenue for the fiscal years ended March 31, 2020 and 2019 by geographic areas and distribution channels.

	Fiscal Year Ended March 31, 2020		Fiscal Year Ended March 31, 2019
Geographic Area	Amount	%	Amount	%
Japan domestic market	$55,590,347	39.8%	$45,870,997	47.5%
China market	77,276,549	55.4%	46,683,286	48.4%
Other overseas markets	6,707,062	4.8%	3,989,797	4.1%
Total	$139,573,958	100.0%	$96,544,080	100.0%

	Fiscal Year Ended March 31, 2020		Fiscal Year Ended March 31, 2019
Distribution Channel	Amount	%	Amount	%
Directly-operated physical stores	$45,824,603	32.8%	$36,524,076	37.9%
Online stores	50,464,251	36.2%	43,859,801	45.4%
Franchise stores and wholesale customers	43,285,104	31.0%	16,150,203	16.7%
Total	$139,573,958	100.0%	$96,544,080	100.0%

Physical Stores

We currently directly operate 10 physical stores under the names “Tokyo Lifestyle” and “東京生活館” in five cities in Japan. We choose to directly operate these physical stores because it allows us to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at our stores and to more efficiently manage our entire business operation.

The following table summarizes the information of our directly-operated physical stores as of March 2021:

	Store Name	City	Size (Square Feet)	Opened
1	Quiz Gate Urawa Store	Saitama	4,702	August 31, 2018
2	Koiwa Store	Tokyo	1,987	December 6, 2017
3	Kameido Store	Tokyo	1,600	August 1, 2015
4	Hirai Store	Tokyo	1,219	August 20, 2015
5	Gamo Koshigaya Store	Koshigaya	2,852	October 10, 2015
6	Yokohama Chinatown Store	Yokohama	2,085	November 11, 2015
7	Suidobashi Station Front Store	Tokyo	1,529	May 21, 2017
8	Kamata Store	Tokyo	1,619	February 28, 2020
9	Hakuba Store	Hakuba	2,734	November 4, 2019
10	Shinbashi Store	Tokyo	3,756	June 28, 2019

We employ a rigorous analytical process to identify new store locations, whereby we usually look for retail space on the first floor of street locations near busy commercial districts or popular tourist attractions, and evaluate locations based on market characteristics, demographic characteristics, including income and education levels, the presence of key anchor stores and co-tenants, population density, convenience for parking and other means of transportation, and the overall surrounding environment, among other factors. Before entering into a lease agreement, our management team conducts comprehensive research on rents paid near the selected location and identifies factors that may influence the rent amount. We also actively monitor and manage the performance of our stores and seek to incorporate information learned through the monitoring process into our future site selection decisions.

Each physical store is typically staffed with a general manager, who usually oversees multiple stores, two full-time employees, and eight independent contractors. The general manager oversees all store activities, including inventory management, merchandising, cash management, scheduling, hiring, and customer services. The full-time employees assist the general manager with store activities and the independent contractors are responsible for daily activities of the store, such as greeting customers, answering questions, offering assistance, suggesting items, lending opinions, providing product information, and cleaning. General managers and full-time employees receive bonuses depending on their position and performance. Each general manager reports to our director of store management, who in turn reports to our director, Mr. Sen Uehara. Mr. Uehara reports to our representative director, Mr. Mei Kanayama.

Our physical stores are typically open from 10:00 a.m. to 7:00 p.m., seven days a week. Some of our stores have extended hours during the New Year season.

Online Stores

We sell our products through 16 online stores on our websites in Japan and in China and on various e-commerce marketplaces, including Rakuten, Yahoo! Japan, Amazon Japan, and Wowma! in Japan, and Tmall Global, JD Worldwide, and Pinduoduo in China. We hire third-party e-commerce marketplace operators to operate our online stores and improve our online interaction with customers and the efficiency of our customers’ online ordering process. We pay these third-party e-commerce marketplace operators transaction commissions ranging from 1.8% to 3% based on our sales amount.

Integrating convenience, aesthetics, and functionality, our online stores aim to actively drive consumer spending by strategically featuring a carefully selected catalog of popular items. We focus on creating a high-quality online shopping experience for our customers whereby they are aided by detailed product descriptions, thoughtful peer reviews, and multiple angel picture illustrations in making purchase decisions. Our online store interface is fully integrated with our warehouse management system, enabling us to track order and delivery status on a real-time basis.

Our online store design offers several user-friendly features that enhance customer experience and convenience, including:

●	Browsing. Home page of our online stores arranges our product offerings into segments, such as best-selling products, cosmetics, skin care, cosmetic applicators, and body care. We provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews, and ratings.

●	Sales Functionalities. We create a thrilling and enjoyable shopping experience for our customers by allowing them to view the popularity of each product and the number of products left in stock. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our webpages.

●

Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our online stores to display recent purchase records for each product to highlight the item’s popularity and encourage previous purchasers to share their feedback. We have established a large and active online review community. As of March 31, 2021, there were an aggregate of approximately 70,000 product reviews or short customer comments on our online stores. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards, such as rebates and free samples, for posting reviews. We believe these product reviews and functions provide valuable information to our potential and existing customers, create positive customer experience, and as a result, promote repeat visits and purchases.

●	Personalized Services. We offer personalized services to our customers via our account management system by allowing them to customize their payment and delivery preferences. Customers can link their accounts on our online stores with other popular social networks and payment platforms in Japan and China. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method, and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via emails, text messages, and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

We deliver orders placed on our online stores to all areas in Japan and China from our distribution centers or third-party warehouses through reputable third-party delivery companies with nationwide coverage, such as Nippon Express, FedEx, UPS, and EMS China, and regional delivery companies. We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company and optimize the delivery process, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. Our logistics agreements with third-party delivery companies typically have a term of one year and are automatically renewed for successive one-year terms, unless earlier terminated.

Franchise Stores and Wholesale Customers

As of March 31, 2021, we had nine franchise stores in the U.S. and six franchise stores in Canada. The following table summarizes the information of our franchise stores:

City	Number of Stores	Total Size (Square Feet)	Opened
Los Angeles	3	4,800	August 2016, April 2017, and August 2017
Las Vegas	1	3,000	July 2019
Houston	1	1,884	July 2018
Seattle	1	1,200	December 2017
New York	1	3,000	February 2019
Boston	2	3,800	February 2020 and February 2020
Toronto	3	4,700	April 2017, November 2018, and October 2020
Vancouver	3	5,100	February 2017, February 2019, and January 2020

In addition, as of March 31, 2021, we had approximately 98 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Franchise Profile and Trademark License Agreements

As of March 31, 2021, we had one franchisee operating nine U.S. franchise stores and one operating six Canadian franchise stores. Our franchise formula enables franchisees to benefit from our brand recognition with a relatively low initial capital investment.

We enter into trademark license agreements with these franchisees, under which the franchisee is granted a revocable license and non-exclusive right to use our trademarks “東京生活館” and “REIWATAKIYA” in the U.S. or Canada solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products we sell to the franchisee. In exchange, the franchisee is required to pay a monthly royalty fee of JPY60,000 (approximately $568) per franchise store and to purchase at least 75% of the products sold in their stores (except heavy products, such as purified water) from us. Regarding the remaining 25% of the products sold in their stores, we do not limit the kinds of products that our franchisees may purchase from third parties or the sources of such products. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. We also have the right, subject to applicable laws in Japan, to terminate a trademark license agreement for a variety of reasons, including a franchisee’s violation or threatened violation of the agreement, discontinuation of business, or a material change in the shareholding structure of the franchisee, among others.

We do not require our franchisees to pay an initial fee to purchase the franchise, and we do not charge additional fees for new franchise locations, other than increased royalty fees, which are billed monthly on a per franchise store basis.

Our franchise stores are not subject to mandatory requirements contracts and we do not earn commission on sales of products sold by the franchise store. Instead, we enter into customary master sales and purchase agreements, similar to those with our wholesale customers as discussed below, with each of the franchise stores operated by the franchisees. We do not provide financing to our franchisees.

Relationships with Wholesale Customers

We enter into customary master sales and purchase agreements with our wholesale customers with respect to the products we sell to them providing for the terms of our relationship, such as delivery and purchase of goods, terms and conditions of payment, acceptance inspection, complaint handling, and disputes with third parties, among other things. These agreements typically have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of such agreement. During the term of the master sales and purchase agreement, we send purchase orders to the wholesale customer for each sale and purchase to specify the terms of each order, such as product names, unit prices, quantities, and delivery dates, among other things.

Customers and Customer Service

Since our directly-operated physical stores are mostly located in commercial districts and tourist areas which foreigners who live in Japan and tourists often visit, the majority of the customers of our physical stores are foreigners who live in Japan and tourists who visit Japan and are between the ages of 30 to 50 years old. The majority of the customers of our online stores are between the ages of 18 to 45 years old. We periodically conduct qualitative customer surveys, helping us build a stronger understanding of our market position and our customers’ purchasing habits. For details about our wholesale customers, see “—Our Distribution Channels—Franchise Stores and Wholesale Customers—Relationships with Wholesale Customers.”

We believe our emphasis on customer service enhances our brand image and customer loyalty. As of March 31, 2021, our directly-operated physical stores had approximately 74 full-time employees and independent contractors, who also serve as customer service representatives and are required to complete mandatory training conducted by experienced managers on product knowledge, complaint handling, and communication skills before they are allowed to begin working at our stores. As of March 31, 2021, our online stores used approximately 18 customer service representatives from the third-party e-commerce marketplace operators we use. Customers can access these online representatives 24 hours a day, seven days a week. The third-party e-commerce marketplace operators train these customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints.

We generally offer a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in our physical stores may be returned in store with receipt. For products sold in our online stores, customers must submit a return application request online, and our customer service representatives then review and process the return request or contact the customer by e-mail or by phone if there are questions relating to the request before it can be processed. Upon receipt of the returned product, we credit the customer’s payment account with the purchase price. We believe our hassle-free return policies help build customer trust and increase customer loyalty.

Marketing

Our marketing and promotion strategy is to build brand recognition, attract new customers, increase customer traffic to our physical and online stores, build strong customer loyalty, maximize repeat customer visits, and develop incremental revenue opportunities.

Our marketing department designs the marketing efforts for our directly-operated physical stores, third-party e-commerce marketplace operators design promotions for our online stores, and our franchise stores design regional promotions based on local demographics and market conditions. Our store managers and staff are also encouraged to propose their own advertising and promotion plans, including holiday promotions, posters, and billboards. In addition, we offer special discounts and gift promotions for selected merchandise periodically in conjunction with our suppliers’ marketing programs.

Many of our promotion programs are designed to encourage cosmetics and pharmaceutical companies to invest resources to market their brands within our stores. For instance, some cosmetics and pharmaceutical companies provide point-of-purchase displays, which are marketing materials to be placed on top of or alongside the promoted merchandise in our physical stores to promote their products, and free product samples during promotional events. We believe that these promotions improve our customers’ shopping experience because cosmetics and pharmaceutical companies provide purchasing incentives and information to help customers make informed purchase decisions. We work to maintain strong inventory positions for merchandise featured in our promotions, as we believe this increases the effectiveness of our spending on promotion activities.

As part of our marketing campaign, customers in our directly-operated physical stores in Japan and our franchise stores in the U.S. and Canada can enroll in our rewards program, which is primarily a spend-based loyalty program, and get a rewards card. In Japan, members of our rewards program earn one membership point for each JPY100 spent in our directly-operated physical stores and subsequently each membership point can be used as JPY1 at our directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. In the U.S. and Canada, members of our rewards program earn one membership point for each one U.S. dollar or Canadian dollar spent in our franchise stores, and subsequently these membership points can be redeemed for different products at our franchise stores; the membership points do not expire. Certain discount pricing is only available to members of our rewards program. After a customer enrolls in our rewards program, we communicate via the customer’s preferred method: e-mail, traditional mail, or text messages. As of March 31, 2020 and 2019, approximately 183,000 and 156,000 customers had enrolled in our rewards program, respectively. As of March 2021, approximately 220,000 customers had enrolled in our rewards program. We intend to further extend this program to enhance customer acquisition and retention.

Our physical stores periodically hand out flyers and leaflets and use direct mail advertising to promote our brand and the products carried in our stores. Our online stores on third-party websites participate in shopping events on those websites, such as Rakuten Super Sale and Singles’ Day and Double 12 on Tmall Global. In addition, we enhance publicity of our products and the effectiveness of our other marketing strategies by advertising on outdoor billboards in busy commercial districts, popular tourist attractions, and airports, newspapers, magazines, and social media platforms, such as Instagram, Twitter, TikTok, and WeChat.

During the next five years, we intend to engage third-party marketing teams, deploy television advertisements for our franchise stores, and adopt new marketing methods, including livestreaming e-commerce and influencer marketing, to promote our brand and products. We estimate the cost associated with these marketing initiatives to be approximately $1 million.

Suppliers

We have an extensive network of suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors. During the six months ended September 30, 2020, we directly sourced from 47 cosmetics companies and distributors and seven pharmaceutical companies and distributors. During the fiscal year ended March 31, 2020, we directly sourced from 81 cosmetics companies and distributors and 11 pharmaceutical companies and distributors. During the fiscal year ended March 31, 2019, we directly sourced from 77 cosmetics companies and distributors and 12 pharmaceutical companies and distributors. For the six months ended September 30, 2020, three suppliers accounted for approximately 44.6%, 20.1%, and 10.0% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2020, four suppliers accounted for approximately 25.9%, 17.1%, 15.3%, and 13.4% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2019, two suppliers accounted for approximately 25.9% and 15.6% of our purchases in terms of monetary value, respectively.

See “Risk Factors—Risks Related to Our Business—We rely on our relationships with suppliers to purchase high-quality beauty and health products on reasonable terms. If these relationships were to be impaired, or if certain suppliers were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products or health products, either of which could have a material adverse effect on our competitive position, our business, and financial performance.”

Supplier and Product Selection

When choosing suppliers, we take into consideration, among other things, whether their products complement our overall product offering, the quality and prices of their products, market reputation, production and/or distribution capacity, the market potential of their products, and the availability of supplier rebates. Before we engage with any new supplier, we also examine their qualifications and license to verify that they operate their businesses in compliance with applicable laws, rules, and regulations.

Our merchandising team members possess insightful knowledge and understanding of existing and potential customers’ needs and preferences. Before selecting each product, we consider and analyze historical sales data, beauty and fashion trends, seasonality, and customer feedbacks to project how many items of a particular product we should offer in our physical stores and online stores.

Our Relationship with Cosmetics and Pharmaceutical Companies and Key Suppliers

We work closely with our top suppliers, especially cosmetics and pharmaceutical companies, to strengthen our relationships with them. We constantly communicate with our suppliers to keep them informed of any changes to the inventory levels of their products in order for them to timely respond to our sales demands. Before hosting a major sales event, we provide advance notice to our suppliers so that they can prepare ample stock to meet potential surge in demand and increased purchases.

For the same product, the price from a cosmetics or pharmaceutical company is generally 5% to 8% lower than that from a distributor. Cosmetics and pharmaceutical companies in Japan typically do not limit the number of distributors that may directly source from them or impose requirements, such as those for volume or geographic areas, on these distributors. As a result, we aim to directly source from major cosmetics and pharmaceutical companies so as to get lower prices. We also seek to cooperate with other distributors who directly source from cosmetics and pharmaceutical companies that do not have an established relationship with us. We believe our cooperation with these distributors allows us to expand our product offerings and procure products manufactured by cosmetics and pharmaceutical companies without an established relationship with us.

We generally enter into supply agreements with suppliers which lay out the general terms of our relationship, such as order of goods, delivery and acceptance, processing of returns, terms and conditions of payments, and handling of confidential information, among other things. These supply agreements typically have a term of one year and automatically renew for successive one-year terms unless either party sends written notice of non-renewal no later than two or three months prior to the expiration of the then current term of such agreement.

Distribution

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by our three distribution centers located near our headquarters in Tokyo. In order to increase operating efficiency and to accommodate future growth, we are in the process of building an additional distribution center in Koshigaya. The new distribution center is expected to have approximately 26,900 square feet of storage space and to be completed in August 2021.

Our suppliers deliver merchandise either directly to our physical stores or to our distribution centers, depending on demand from each distribution center or physical store, before we deliver them to our physical stores, customers of our online stores, and wholesale customers using our own vehicles and third-party logistics companies. At each distribution center, we maintain a small fleet of trucks to deliver to our physical stores and we typically replenish merchandise for each of our physical stores once every five days. For details about distribution for our online stores, see “—Our Distribution Channels—Online Stores.”

Our franchise stores have access to substantially the same types of merchandise as offered in our directly-operated physical stores in Japan, and each franchise store places its orders to us based on factors it determines, such as demand of consumers, popularity of merchandise, and seasonal trends. We typically wait until we have a sufficient amount of such orders to fill a shipping container before shipping merchandise from our distribution centers to our franchise stores through third-party logistics companies. In the event that a franchise store has an urgent need to replenish certain merchandise, we can also ship merchandise from our distribution centers to the franchise store through express delivery services provided by third-party logistics companies.

Warehouse Management System and Inventory Control

The operations of all of our distribution centers, including inventory management and deliveries, are integrated and coordinated using the warehouse management system of Logizard ZERO, a cloud-based warehouse management system service provider in Japan. The system enables us to closely monitor each step of the fulfillment process of our online stores from the time a purchase order is confirmed and the product stocked in our distribution centers, up to when the product is packaged and picked up for delivery by third-party logistics companies for delivery to a customer. At each distribution center, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our distribution centers and item tracking at each distribution center. When preparing items for shipping, we repackage different types of products ordered by the same customer to our standardized boxes for optimized storage and sourcing in our distribution centers.

We manage our inventory carefully in order to minimize inventory holding costs, ensure timely delivery of merchandise, and maintain the variety of merchandise available in our stores. We hire a third-party inventory services provider to perform quarterly inventory counts in our directly-operated physical stores and distribution centers, and randomly pick 10 products to double-check the count results. We require our store and distribution center managers to follow up on any inventory discrepancies discovered during each inventory count and report the results to the management.

Cash Control

70% to 80% of the sales in our physical stores are made in cash and we have adopted strict cash control procedures in all of our stores. In particular, the details of each sales event are recorded in our integrated information management system, and the cash generated at our stores is collected and deposited every two to three days in designated bank accounts, which are controlled by our headquarters. After the cash is deposited, our financial department also carries out a reconciliation of sales data collected on our information management system with cash receipts as confirmed by the banks. The cash needs of each physical store are dispatched centrally two to three times a month based on budgeted amounts.

Quality Control

We place strong emphasis on quality control for both merchandise sourcing and in-store services. Our quality control starts with procurement. In particular, we have screened cosmetics and pharmaceutical companies in Japan and selected a core set of companies as our suppliers after reviewing product selection and quality, manufacturing, packaging, transportation, storage capabilities, and cost competitiveness.

We conduct random quality inspections of each batch of products we procure. We replace our suppliers if they consistently fail to pass our quality inspections. Since there is a significant manufacturing capability surplus within the Japanese beauty and health products industry, it is possible for us to change suppliers without a material interruption to our business. We regularly dispatch quality inspectors to our stores to monitor the service quality of our staff. We consider the feedback received during these inspections when determining the bonus portion of our store employee’s salaries.

Competition

The beauty and health products markets in Japan, China, Canada, and the U.S. are fragmented and highly-competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of other products. We believe we are well-positioned to effectively compete on the basis of price, quality of products, in-store presence, customer service, and e-commerce initiatives. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business—We operate in a highly-competitive market and our failure to compete effectively could adversely affect our results of operations.”

Employees

We had 54, 48, and 43 full-time employees as of March 31, 2021, 2020, and 2019, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of March 31, 2021:

Function:	Number
Management	10
Store	24
Sales	20
Total	54

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 30-day advance notice. Dismissal of the employee by us is required to meet the following requirements: (i) the dismissal is objectively reasonable and socially acceptable; (ii) the dismissal is based on the grounds set forth in the labor regulations; (iii) the dismissal does not fall under any of the prohibited grounds stipulated by law; and (iv) a 30-day advance notice is given, or a dismissal allowance is paid in lieu of such notice. In addition, we enter into confidentiality and non-compete agreements with our key employees before they leave our Company.

In addition to our full-time employees, we had 71 and 67 independent contractors as of March 31, 2021 and 2020, respectively. These independent contractors are primarily responsible for customer services and assisting our full-time employees.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We own our headquarters location in Tokyo and we lease an aggregate of approximately 13,221 square feet of physical store, distribution center, and residence space in Tokyo. As of the date of this prospectus, we also own premises in Koshigaya on which we are currently constructing a distribution center of approximately 27,448 square feet, and lease an aggregate of approximately 16,602 square feet of physical store and distribution center space in Koshigaya, Saitama, Yokohama, and Hakuba, and four parking lots in Koshigaya, Saitama, and Tokyo. A summary of our leased properties as of the date of this prospectus is shown below:

Location	Space (in square feet, excluding parking lots)	Use	Lease Term (years)
Tokyo	13,221	Six physical stores, distribution center, residence, and two parking lots	1 to 15
Koshigaya	2,753	Physical store, distribution center, and parking lot	3
Saitama	4,702	Physical store, distribution center, and parking lot	5
Yokohama	2,085	Physical store	10
Hakuba	7,062	Physical store	3

We lease these premises from independent third parties under operating lease agreements, which are typically renewable every one to three years. We believe that our existing facilities are sufficient for our near-term needs.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of copyright and trademark law, and confidentiality agreements with employees to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As March 31, 2021, we owned 15 trademarks in Japan:

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1	晴の良品	Word	Class 5, 10, 20, 24, 25, and 28	5804614	November 6, 2015	November 6, 2025

2		Logo	Class 5, 10, 20, 24, 25, and 28	5804613	November 6, 2015	November 6, 2025

3	東京生活館	Word	Class 3, 5, and 44	5855378	June 3, 2016	June 3, 2026

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
4		Logo	Class 3, 5, and 44	5855379	June 3, 2016	June 3, 2026

5	東京生活館	Word	Class 35	5865658	July 8, 2016	July 8, 2026

6		Logo	Class 35	5868655	July 22, 2016	July 22, 2026

7		Logo	Class 3, 10, 21, and 35	5880029	September 9, 2016	September 9, 2026

8		Logo	Class 3, 10, 21, and 35	5880030	September 9, 2016	September 9, 2026

9		Logo	Class 3, 10, 21, and 35	5880058	September 9, 2016	September 9, 2026

10		Logo	Class 35 and 44	6044473	May 18, 2018	May 18, 2028

11		Logo	Class 3 and 35	6068378	August 3, 2018	August 3, 2028

12		Logo	Class 3 and 35	6099304	November 16, 2018	November 16, 2028

13	TOKYO PLUS	Word	Class 35	6183713	September 27, 2019	September 27, 2029

14	JLENSES	Word	Class 35	6183714	September 27, 2019	September 27, 2029

15	令和多喜屋	Word	Class 3, 5, 35, and 44	6325574	December 7, 2020	December 7, 2030

In addition, as of March 31, 2021, we had registered four domain names relating to our business, namely ystbek.co.jp, qingzhiliangpin.com, tokyoplus.jp, and jlenses.com, in Japan.

As of March 31, 2021, we also had three pending trademark registration and owned 19 trademarks in other countries and regions:

No.	Trademark	Country/Region	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1		China	Word	Class 35	41941705	July 28, 2020	July 27, 2030

2		Hong Kong	Logo	Class 35	304969081	Jun 21, 2019	June 20, 2029

3		Hong Kong	Word	Class 35	305097844	October 30, 2019	October 29, 2029

4		Hong Kong	Word	Class 3	302845495	December 20, 2013	December 19, 2023

5		Hong Kong	Word	Class 3, 5, 35, and 44	304300073	April 24, 2018	October 11, 2027

6		Hong Kong	Logo	Class 35 and 44	304300064	March 19, 2018	October 11, 2027

7		Hong Kong	Logo	Class 35	304483044	April 4, 2018	April 3, 2028

8		Hong Kong	Logo	Class 35	304715703	October 29, 2018	October 28, 2028

9		Hong Kong	Logo	Class 35	304719060	October 31, 2018	October 30, 2028

10		Macao	Word	Class 35	N/161717	April 27, 2020	April 27, 2027

11		Macao	Word	Class 5	N/135119	September 10, 2018	September 10, 2025

12		Macao	Word	Class 44	N/135121	September 10, 2018	September 10, 2025

13		U.S.	Word	Class 35	87713467	March 12, 2019	March 11, 2029

14		U.S.	Logo	Class 35	87713490	September 10, 2019	September 9, 2029

15		U.S.	Word	Class 35	88675151	December 29, 2020	December 28, 2030

16		Canada	Logo	Class 35 and 44	TMA1070977	January 18, 2020	January 18, 2030

17		Canada	Word	Class 35 and 44	TMA1087885	January 28, 2020	January 28, 2030

18		Australia	Word	Class 35	2047385	June 10, 2020	October 30, 2029

19		United Kingdom	Word	Class 35	UK00003441105	January 24, 2020	November 1, 2029

Insurance

We maintain directors and officers liability insurance for our directors and senior management and group comprehensive life insurance for our directors, senior management, and full-time employees. We do not maintain other property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage we maintain is in line with the industry. For risk factors relating to our insurance policies, please see “Risk Factors—Risks Relating to Our Business—We may be subject to product liability claims if our customers are harmed by the products sold through our distribution channels.”

Seasonality

We experience seasonality in our business, mainly reflecting the impact of online promotional events held by e-commerce companies. For instances, Rakuten holds special promotional events in March, June, and September each year and e-commerce companies in China hold special promotional campaigns on June 18, November 11, and December 12 each year, which tend to increase revenue in the respective quarter relative to other quarters.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Recent Development

On December 25, 2020, we established a new company in Japan, Palpito Co., Ltd., owned 40% by Yoshitsu and 60% by two unrelated third parties. Palpito Co., Ltd. is a retailer and wholesaler of art toys, which are toys and collectibles created by artists and designers that are either self-produced or made by small, independent toy companies, typically in very limited editions.

REGULATIONS

We are subject to a number of Japanese laws and regulations that affect retailers, wholesalers, or online sellers of beauty and health products in Japan. These may involve product quality and customer protection, maintenance of websites and e-commerce, labor laws, shipping of goods, environment, food and beverage product sales, advertising, lease agreements, protection of personal information, securing of safety of pharmaceuticals and medical devices, liquor tax, secondhand dealers, and consumption tax. Because we also sell our products to individual and wholesale customers in other countries, including China, the U.S., and Canada, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees, or infrastructure.

Regulations regarding Product Quality and Customer Protection

We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding product quality and customer protection, which could affect us in jurisdictions in which we sell our products.

In Japan, the Product Liability Act (Act No.85 of July 1, 1994, as amended) and Consumer Contract Act (Act No. 61 of May 12, 2000, as amended) mainly regulate the product quality and customer protection. The Product Liability Act sets forth the liabilities of a manufacturer, processor, or importer for damages caused by defects in a product. A seller who was not involved in the manufacturing, processing, or import of a product could still be liable under this act if its name was indicated on the product and consumers are led to believe that the seller was the manufacturer, processor, or importer. Liability under this act can be imposed even if the manufacturer, processor, or importer (and the said seller) was not negligent. The Consumer Contract Act invalidates certain provisions in contracts with consumers, such as exemption of compensation for damages to consumers and restrictions of termination by consumers due to the seller’s breach of contract. We comply with these regulations.

In the U.S., we are subject to regulation by the Consumer Product Safety Commission (the “CPSC”) under the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations, and standards. The CPSC has the authority to require the recall, repair, replacement, or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances.

Regulations regarding Maintenance of Websites and E-commerce

The Act on Special Provisions to the Civil Code Concerning Electronic Consumer Contracts and Electronic Acceptance Notice (Act No. 95 of June 29, 2001, as amended) and the Act on Specified Commercial Transactions (Act No. 57 of June 4, 1976, as amended) regulate sales of goods through e-commerce within Japan. For example, under these acts, we as a seller must explicitly show prices of products, timing and method of payment, timing of delivery, conditions for return of goods, our name and contact information, and name of representative person, among others. We comply with these regulations.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. We comply with these regulations.

Regulations regarding Shipping of Goods

Under the Civil Code (Act No. 89 of April 27, 1896, as amended), our shipping of goods is generally subject to the terms and conditions as agreed with our customers. In addition, as disclosed above, we must specify timing of delivery of goods in accordance with the Act on Specified Commercial Transactions regarding our sales through e-commerce. We comply with these regulations.

Environmental Regulations

There are various environmental-related laws in Japan, including the Air Pollution Control Act (Act No. 97 of June 10, 1968, as amended), Water Pollution Prevention Act (Act No. 138 of December 25, 1970, as amended), Soil Contamination Countermeasures Act (Act No. 53 of May 29, 2002, as amended), and Noise Regulation Act (Act No. 98 of June 10, 1968, as amended). Our business and operation do not include any type of business which are specifically subject to these environmental regulations.

Regulations regarding the Food and Beverage Product Sales

The sale business of food and beverage is subject to the Food Sanitation Act (Act No. 233 of December 24, 1947, as amended). We do not sell or deal with any food or beverage which are subject to the Food Sanitation Act.

Regulations on Advertising

The Premiums and Representations Act (Act No. 134 of May 15, 1962) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this act, so as not to mislead our customers. We comply with these regulations.

Regulations on Lease Agreements

Our lease agreements are generally subject to the Civil Code (Act No. 89 of April 27, 1896, as amended) and Act on Land and Building Leases (Act No. 90 of October 4, 1991, as amended). The terms and conditions of our lease agreements are consistent with these laws and are valid and enforceable as provided for in these agreements.

Regulations regarding Protection of Personal Information

We are subject to laws and regulations regarding protection of personal information that we may obtain in the course of retailing or other businesses in Japan.

The Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this act, we are required to lawfully use personal information we have obtained within the purposes of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties without obtaining prior consent of the corresponding individual, except for (i) cases based on laws and regulations, (ii) cases in which there is a need to protect a human life, body or fortune, and when it is difficult to obtain a principal’s consent, (iii) cases in which there is a special need to enhance public hygiene or promote fostering healthy children, and when it is difficult to obtain a principal’s consent, or (iv) cases in which there is a need to cooperate in regard to a central government organization or a local government, or a person entrusted by them performing affairs prescribed by laws and regulations, and when there is a possibility that obtaining a principal’s consent would interfere with the performance of the said affairs. Certain types of personal information, such as race, creed, social status, medical history, criminal record, and fact of having suffered damage by a crime, are classified as “special care-required personal information.” We must not obtain such special care-required personal information without the prior consent of the principals, except for any of (i) through (iv) above, or (v) cases in which the special care-required personal information has been disclosed by the principals, a central government organization, or a local government, among others, or (vi) other cases specified by cabinet order as being equivalent to (i) through (v) above. We comply with these regulations.

Regulations for Securing Safety of Pharmaceuticals and Medical Devices

We are subject to laws and regulations for securing safety of pharmaceuticals and medical devices in Japan.

The Act on Securing Quality, Efficacy, and Safety of Products Including Pharmaceuticals and Medical Devices (Act No. 145 of August 10, 1960, as amended) (the “APMD”) has been enacted to secure the quality, efficacy, and safety of pharmaceuticals and medical devices, to provide the control required for preventing the occurrence or spread of hazards to public health and hygiene caused by the use of such pharmaceuticals and medical devices, to take measures against designated substances, and to improve public health and hygiene by taking necessary measures for the promotion of research and development of pharmaceuticals and medical devices which are especially important for medical practice.

As provided in Article 2 of the APMD, the term “pharmaceuticals” as used in the APMD refers to:

(i)	items listed in the Japanese pharmacopoeia;

(ii)	items (other than quasi-drugs and regenerative medicine products) intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, excluding medical appliances or instruments, etc.; and

(iii)	items (other than quasi-drugs, cosmetics, and regenerative medicine products) intended to affect the structure and functions of a human or animal body and which are not medical appliances or instruments, etc.

Article 24 of the APMD stipulates that no person other than one who has obtained license for establishing a pharmacy or selling pharmaceuticals shall be engaged in the business of selling, providing, or storing or exhibiting pharmaceuticals for the purpose of the sale or provision thereof. The license for selling pharmaceuticals shall be renewed every six years or otherwise expires. We have duly obtained and maintained such licenses for each of our directly-operated physical stores which sell pharmaceuticals in Japan.

Regulations regarding Dealers of Secondhand Articles

The Secondhand Articles Dealer Act (Act No. 108 of May 28, 1949, as amended) regulates the dealing of secondhand articles in Japan, aiming to prevent theft and other crimes and to immediately recover damage caused by theft, etc. The act regulates secondhand article business, as defined in Article 2.2, such as purchase, sale, or exchange of secondhand articles, excluding any businesses which only conduct selling of secondhand articles or repurchasing of goods from the buyer.

According to Article 3 of this act, secondhand article dealers are required to obtain permission from the relevant authority of each region where place(s) of business is/are located. The permission remains in effect until it is revoked by or surrendered to the relevant authority. This permission must be obtained for each store, but permissions for two or more stores can be applied by one application. We do not deal with secondhand articles and it is not necessary for us to obtain and maintain this permission; but we have nevertheless obtained and maintained such permission.

Regulations for Liquor Retailing

Our shops sell liquor in Japan, and we are subject to laws and regulations for liquor retailing.

The Liquor Tax Act (Act No.6 of February 28, 1953, as amended) imposes tax on liquor and stipulates tax thresholds and tax rates according to types of liquor, etc. In order to operate business of selling liquor, the operator shall, pursuant to Article 9 of this act, obtain license for selling liquor. The license remains in effect until it is revoked by the relevant governmental authority. We have duly obtained and maintain such licenses for each of our directly-operated physical stores which sell liquor in Japan. We are prohibited from selling liquor to minors (under 20 years old) under Minor Drinking Prohibition Act (Act No. 20 of March 30, 1922, as amended), and must check the ID of customers if they appear to be under 20 years old.

Regulations for Operating Tax-free Shops

We are subject to laws and regulations regarding the operation of tax-free shops in Japan.

The Consumption Tax Act (Act No.108 of December 30, 1988, as amended) provides for a multi-step, broad-based tax imposed on most transactions in goods and services in Japan. Consumption tax is assessed at each stage of the manufacturing, importing, wholesale, and retail process. The current consumption tax rate is generally 10%, with an 8% rate applying to a limited number of exceptions.

Under the Consumption Tax Act, each shop may sell goods to non-residents who intend to export such goods, if such shop obtains a permission from the relevant tax authority. Each of our directly-operated physical stores in Japan has duly obtained and maintained such permission.

MANAGEMENT

The following sets forth information regarding members of our board of directors and our senior management and corporate auditor as of the date of this prospectus.

Name	Age	Position(s)
Mei Kanayama	41	Representative Director and Director (Principal Executive Officer)
Yingjia Yang	70	Director†
Sen Uehara	40	Director
Youichiro Haga	54	Corporate Officer (Principal Accounting and Financial Officer)
Keiichi Kimura	54	Corporate Auditor
Hideo Okada	61	Independent Director Nominee*
Tetsuya Sato	49	Independent Director Nominee*
Yukihisa Kitamura	72	Independent Director Nominee*

†	Yingjia Yang will resign from our board of directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

*	Hideo Okada, Tetsuya Sato, and Yukihisa Kitamura have accepted nominations to serve as directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Mr. Mei Kanayama has served as our representative director since June 2009 and a director since January 2008, and the representative director and director of Tokyo Lifestyle since October 2019. Mr. Kanayama served as the president of Hirona Co., Ltd., a telecommunications company, between May 2008 and March 2012, and as a sales manager at Yonechiku Co., Ltd., a wholesaler and retailer of frozen marine products, dried foods, and livestock products, between July 2000 and September 2007.

Mr. Yingjia Yang has served as a director since October 2013. Mr. Yang served as a director of Hirona Co., Ltd. between May 2008 and March 2012. Prior to joining Hirona Co., Ltd., Mr. Yang worked as a project supervisor at Harbin No. 4 Construction Engineering Company for approximately 30 years.

Mr. Sen Uehara has served as a director since March 2020. Mr. Uehara served as a department head of Yoshitsu, responsible for human resources and system, between September 2017 and February 2020. Prior to joining Yoshitsu, Mr. Uehara served as a manager at Otsuka Corporation, a provider of information services, system devices, and service and support covering implementation, education, and maintenance (OTCMKTS: OSUKF), between April 2003 and July 2017. Mr. Uehara received his bachelor’s degree in Economics from Musashi University in 2003.

Mr. Youichiro Haga has served as a corporate officer since September 2020. Prior to joining Yoshitsu, Mr. Haga worked at MUFG Bank, Ltd. from April 1991 to August 2020, in various roles, including deputy branch manager, senior investigator, and investigator, among others. Mr. Haga received his law degree from Hitotsubashi University in 1991.

Mr. Keiichi Kimura has served as our corporate auditor since March 2020 and as a residential land and building trader of Tengo Rengan Co., Ltd since March 2019. Mr. Kimura served as a residential land and building trader of at Takuetsu Kokusai Co., Ltd. between February 2014 and February 2019 and as director of Lakelands Golf Club between December 2006 and August 2013. Mr. Kimura received his bachelor’s degree in Economics from Osaka Gakuin University in 1989 and his bachelor’s degree in Business Marketing from University of Southern Queensland in 1992.

Mr. Hideo Okada will be one of our independent directors. Mr. Okada has been an attorney at Hanabusa Law Office since January 2011. Mr. Okada served as an attorney at Kawagoe Law Office between April 1995 and December 2010. Mr. Okada has served as a supervisor at Japan Animal Hospital Association since June 2017 and at Japan Telecom Sales Association since June 2012. Mr. Okada received his law degree from Chuo University in 1982.

Mr. Tetsuya Sato will be one of our independent directors. Mr. Sato has served as the CFO of RSK Co., Ltd since July 2019, and served as president of WDM Co., Ltd between June 2017 and June 2019. Mr. Sato was in charge of business related to Nippon Telegraph and Telephone at Terrada Logicom Co., Ltd in Mitsubushi Corporation between January 2005 and May 2016. Mr. Sato also worked part-time at various Japanese companies, including MGB Co., Ltd where he has served as a corporate officer since April 2020, Japan Enmei Co., Ltd where he served as CFO between June 2018 and June 2019, as vice president and M&A division director between April 2018 and May 2018, and as M&A division director between September 2006 and May 2016, DDZ Co., Ltd where he served as president between July 2017 and March 2018, and Soken Beverage Co., Ltd where he served as auditor between June 2016 and May 2017. Mr. Sato received his Doctor of Business Administration degree from Josai International University in 2020.

Mr. Yukihisa Kitamura will be one of our independent directors. Mr. Kitamura has worked at Josai University Educational Corporation since April 2012, and served as administrative director of since December 2016, chief official at the office of the chancellor between April 2013 and November 2016, vice-president at Josai International Center for the Promotion of Art & Sciences between September 2012 and March 2013, and assistant to the chancellor between April 2012 and August 2012. Mr. Kitamura has been an advisory board member for the Terasaki Center for Japanese Studies of the University of California, Los Angeles since April 2012. Mr. Kitamura served as special senior advisor to the president of Tohoku University between April 2012 and March 2013. Prior to joining Josai University Educational Corporation, Mr. Kitamura worked in various roles in the field of higher education, including Councilor for Minister’s Secretariat at the Ministry of Education, Administration Bureau Chief at Hitotsubashi University, and Vice President of Tohoku University, among others. Mr. Kitamura received his Bachelor of Science in Literature and Science from Chiba University in 1971.

Family Relationships

Our director, Mr. Yingjia Yang, is the father of our representative director, Mr. Mei Kanayama. None of our other directors, director nominees, senior management, or corporate auditor has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Upon completion of this offering, Mr. Mei Kanayama, our representative director, will beneficially own approximately [●]% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we will be a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we are required to have not fewer than three but not more than 10 directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a president, or one or more senior managing directors, and managing directors.

Our board of directors will consist of five directors upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Our board of directors has determined that our director nominees, Hideo Okada, Tetsuya Sato, and Yukihisa Kitamura satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Corporate Auditor(s)

We have one corporate auditor. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with corporate auditor(s) instead of board committees. Our articles of incorporation provide for one or more corporate auditor(s). Corporate auditors are elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditor(s) may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditor(s) are not required to be certified public accountants. Our corporate auditor(s) may not at the same time be directors, employees, or accounting advisors (kaikei sanyo) of us or our subsidiary or corporate officers of our subsidiary.

The function of corporate auditor(s) is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. The corporate auditor(s) has a statutory duty to prepare an audit report and submit such audit reports to a relevant director. The position of this corporate auditor(s) will be abolished on the establishment of the audit committee, and the duties of the corporate auditor(s) will thereby be succeeded the audit committee as described below.

In addition to our corporate auditor(s), we must, on or prior to the establishment of committees of the board of directors, appoint accounting auditor(s) (kaikei kansa-nin) from independent certified public accountant(s) in Japan. The accounting auditor(s) have the statutory duties of examining the financial statements to be submitted by directors at the general meetings of shareholders and reporting their opinion thereon to the relevant directors and audit committee members. The accounting auditor(s) also audit the financial statements to be included in the securities reports that, if required, will be filed with the relevant local finance bureau of the Ministry of Finance. We have engaged PricewaterhouseCoopers Kyoto as our independent certified public accountant since April 2020, and plan to appoint it as our accounting auditor upon the establishment of the committees of our board of directors.

Committees of the Board of Directors

We will establish three standing committees of the board of directors effective upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors will serve on each of the committees. The appointment to the committees will be effective upon the corresponding amendment of our articles of incorporation, which is scheduled to take effect upon SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus forms a part. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of three independent directors, Hideo Okada, Tetsuya Sato, and Yukihisa Kitamura. [●] will be the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Tetsuya Sato qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	auditing of financial statements and business reports and their supplementary schedules, and preparation of audit reports;

●	determining the content of proposals for the appointment, dismissal, and non-reappointment of the accounting auditor at the general meeting of shareholders;

●	consenting to decisions by the directors regarding the remuneration, etc. of the accounting auditor;

●	requesting executive officers and directors to attend meetings of the audit committee and to provide explanations on matters requested by the audit committee; and

●	receipt of reports from the accounting auditor(s) regarding wrongful acts or material facts in violation of laws and regulations or the articles of incorporation in connection with the execution of duties by executive officers and directors.

Compensation Committee. Our compensation committee will consist of three independent directors, Hideo Okada, Tetsuya Sato, and Yukihisa Kitamura. [●] will be the chairperson of our compensation committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10C-1 under the Securities Exchange Act. The compensation committee will determine the details of individual compensation for directors and executive officers. The compensation committee will be responsible for, among other things:

●	determining the details of remuneration or the policy concerning the determination of the details of remuneration for each director and executive officer; and

●	determining the details of the compensation, etc. for the manager or other employee of our Company, in case where our executive officer also serves as the manager or other employee.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of three independent directors, Hideo Okada, Tetsuya Sato, and Yukihisa Kitamura. [●] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the general meeting of shareholders in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things, determining the content of proposals for the election and dismissal of directors to be submitted to the general meeting of shareholders.

Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditor(s), including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or corporate auditor is fixed by our board of directors or by consultation among our corporate auditor(s) in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or corporate auditor and contribution to our performance.

For the fiscal year ended March 31, 2021, we paid an aggregate of $989,582 as compensation to our senior management and directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

Limitation of Liability of Directors and Corporate Auditor(s)

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditor(s) from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditor(s) to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount which shall be no less than JPY1 million or an amount stipulated in laws and regulations. We plan to enter into a liability limitation agreement with each independent director and corporate auditor which limits the maximum amount of their liability to the higher of either JPY1 million or an amount stipulated in laws and regulations.

Insider Participation Concerning Senior Management Compensation

Our board of directors has been making all determinations regarding senior management compensation from the inception of our Company. Following this offering, our compensation committee will be responsible for all determinations regarding executive officer compensation.

Code of Business Conduct and Ethics

We expect that prior to the closing of this offering, our board of directors will adopt a code of business conduct and ethics, which will be applicable to all of our directors, senior management, and employees. We will file a copy of such code of business conduct and ethics as an exhibit to the Registration Statement on Form F-1, of which this prospectus forms a part, and  make it publicly available on our website upon adoption.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of [●] ADSs representing the Ordinary Shares being offered in this offering for:

●	each of our directors, director nominees and senior management;

●	all directors and senior management as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 92,951 Ordinary Shares outstanding as of the date of this prospectus (reflecting share issuances to Mr. Mei Kanayama and Mr. Yingjia Yang on October 22, 2020). Percentage of beneficial ownership of each listed person after this offering includes [●] ADSs representing [●] Ordinary Shares outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, senior management, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this prospectus, we have three shareholders of record, none of whom are located in the United States. We will be required to have at least 300 round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)			Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Beneficially	Percent	Number	Percent		Number	Percent
Directors and Senior Management(1):
Mei Kanayama	81,819	88.02%			%			%
Sen Uehara	—	—
Youichiro Haga	—	—
Keiichi Kimura	—	—
Hideo Okada†	—	—
Tetsuya Sato†	—	—
Yukihisa Kitamura†
All directors and senior management as a group (seven individuals):	81,819	88.02%

5% Shareholder:
Yingjia Yang††	9,091	9.78%

Notes:

†	Hideo Okada, Tetsuya Sato, and Yukihisa Kitamura have accepted nominations to be our directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

††	Yingjia Yang will resign from our board of directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

(1)	Unless otherwise indicated, the business address of each of the individuals is Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

During the last three years, we have engaged in the following transactions with our directors, senior management, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Mr. Mei Kanayama	Our representative director and director
Mr. Yingjia Yang	Our director
Tokyo Lifestyle Limited (HK)	An entity controlled by Mr. Kanayama
Sh-world Co., Ltd.	An entity of which Mr. Kanayama’s wife is a corporate auditor
YST Group Limited	An entity controlled by Mr. Kanayama
YST (HK) Limited	An entity controlled by Mr. Kanayama
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife

Share Issuances to Related Parties

See “Description of Share Capital—History of Share Issuances.”

Accounts Receivable, net - Related Parties

Our accounts receivable, net - related parties consisted of the following:

	September 30, 2020	March 31, 2020
Name
Tokyo Lifestyle Limited (HK)	$7,463,215	$969,441
Sh-world Co., Ltd.	213	96,296
Subtotal	7,463,428	1,065,737
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net - related parties	$7,463,428	$1,065,737

We typically grant our related parties a credit term of 90 days. Due to the COVID-19 pandemic, we extended the credit term to no more than six months, which is the same with credit terms given to our other customers. The accounts receivable due from related parties outstanding as of September 30, 2020 had been fully collected as of the date of the report.

Due from Related Parties

Our due from related parties consisted of the following:

	September 30, 2020	March 31, 2020
Name
YST (HK) Limited (1)	$1,523,216	$1,487,516
Sh-world Co., Ltd.	-	840
Total due from related parties	$1,523,216	$1,488,356

(1)	We advanced the start-up operating expenses on behalf of this related party.

We recorded these amounts as due from related parties in our consolidated financial statements. Such advances are non-interest bearing and due upon demand. The amount due from Sh-world Co., Ltd. had been subsequently collected as of May 31, 2020, and the amount due from YST (HK) Limited was collected in December 2020.

Long-term Loan Receivable Due from a Related Party

On February 4, 2020, Tokyo Lifestyle Limited (HK) entered into a loan agreement with the Company to borrow JPY400 million (equivalent to $3.7 million) as working capital for three years with a fixed annual interest rate of 2.5%.

Tokyo Lifestyle Limited (HK) borrowed this long-term loan to open more physical stores in Hong Kong and fund its working capital required for business expansion during the loan agreement period. The loan agreement originally required repayments of a monthly installment of JPY11 million (equivalent to $101,750) starting May 2020 with the final payment of JPY15 million (equivalent to $138,750) in April 2023. However, due to the increased severity and uncertainty of the COVID-19 pandemic in Hong Kong during the period from June 2020 to September 2020, Tokyo Lifestyle Limited (HK) postponed its plan to open new physical stores. Therefore, Tokyo Lifestyle Limited (HK) elected to fully repay the entire outstanding balance of this loan in September 2020.

Due to A Related Party

Our due to a related party consisted of the following:

	September 30, 2020	March 31, 2020
Name
Mr. Mei Kanayama	$-	$38,257
Total due to a related party	$-	$38,257

Our due to Mr. Kanayama was for the reimbursement of his business travel and entertainment. The balance due to the related party was interest-free, unsecured, and due upon demand. As of August 7, 2020, the amount due to Mr. Kanayama had been fully repaid.

Sales to Related Parties

Our sales to related parties consisted of the following:

	For the fiscal years ended March 31,
	2020	2019
Name
Tokyo Lifestyle Limited (HK)(1)	$4,263,196	$-
Sh-world Co., Ltd.(2)	19,554	-
Shintai Co., Ltd.(2)	59,807	-
Total revenue from related parties	$4,342,557	$-

	For the Six Months Ended September 30,
	2020	2019
Name
Tokyo Lifestyle Limited (HK)(1)	$8,914,903	$336,804
Sh-world Co., Ltd.(2)	4,604	-
Total revenue from related parties	$8,919,507	$336,804

(1)	Tokyo Lifestyle Limited (HK) is a retailer of beauty and health products, as well as other products and we are its major supplier.

(2)	Sh-world Co., Ltd. and Shintai Co., Ltd. are engaged in restaurant and dining businesses. We sell certain liquor products and other products, such as masks, handwash, and detergent, to these companies and all transactions were at arm’s length. In Japan, a company may only purchase a limited number of liquor products from manufacturers. Therefore, we sell our excess liquor products to these two related parties when they have demand.

We expect to continue selling products to these related parties in the future.

Purchase from a Related Party

	For the fiscal years ended March 31,
	2020	2019
Name
Sh-world Co., Ltd.(1)	$492,202	$-
Total purchase from a related party	$492,202	$-

	For the Six Months Ended September 30,
	2020	2019
Name
Sh-world Co., Ltd.(1)	$487,825	$-
Total purchase from a related party	$487,825	$-

(1)	Sh-world Co., Ltd. is engaged in restaurant and dining businesses. In Japan, a company may only purchase a limited number of liquor products from manufacturers due to their hunger marketing strategy. Therefore, we purchase certain liquor products from Sh-world Co., Ltd. when it has excess stock.

We expect to continue purchasing liquor products from Sh-world Co., Ltd. in the future.

Other Related Party Transactions

Mr. Kanayama and Mr. Yang provided guarantees in connection with certain loans we borrowed during the six months ended September 30, 2020 and the fiscal years ended March 31, 2020 and 2019. See “Note 8—Borrowings” of our unaudited condensed consolidated financial statements and our consolidated financial statements.

DESCRIPTION OF SHARE CAPITAL

The following description is a summary of the material information concerning our Ordinary Shares, including brief summaries of the relevant provisions of our articles of incorporation and share handling regulations and of the Companies Act relating to stock companies (kabushiki kaisha), and certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and share handling regulations.

We are a stock company incorporated in Japan under the Companies Act. The rights of our shareholders are represented by our Ordinary Shares as described below, and shareholders’ liability is limited to the amount of subscription for such Ordinary Shares. As of the date of this prospectus, our authorized share capital consisted of 300,000 Ordinary Shares of which 92,951 Ordinary Shares were issued and outstanding.

Requirements and procedures for share transfer under the Companies Act

We are not listed on any stock exchange in Japan. Any transfer of shares of Japanese companies which are not listed in any stock exchange in Japan is subject to the requirements and procedures described in the Companies Act and its subordinate regulations.

Under the Companies Act, a share transfer will take effect if and when:

(i)	the transferor and the transferee agree to the transfer in any manner (including oral agreement);

(ii)	if the company is a company which issues share certificates, the transferor delivers the share certificate to the transferee; and

(iii)	if the company is a company which issues shares with restriction on transfer, the transferor gets approval of the company for the acquisition of such share by the transferee.

If the company is not a company which issues share certificate, the transfer shall take effect between the transferor and the transferee when the agreement of such transfer takes effect as agreed by them.

The transferee of the above-mentioned transfer may not assert its shareholders’ rights against the company and bona fide third party who purchases shares without knowledge of, and negligence in not knowing of, the former transfer1, until such transfer is duly recorded in the register of shareholders of such company.

We are a company which issues share certificate and thus a delivery of share certificate is a necessary condition for share transfer to take effect. We plan to change our type of company to a company which does not issue share certificates in the future.

Under the Companies Act and our current articles of incorporation, transfer of shares shall be subject to an approval by our board through majority of attending board members. We plan to remove this restriction through the amendment of our articles of incorporation on or prior to listing of our ADSs.

Any transfer of ADSs shall not be subject to any of the above-mentioned requirements and procedures because the shares of the issuing Japanese companies shall remain to be owned by the U.S. depositary bank, regardless of any transfer of ADSs between the investors.

Bona Fide Acquisition

A share certificate of Japanese companies is a bearer certificate, and the ownership on the corresponding shares is attached to such certificate. If a person who physically possesses the share certificate sells the corresponding shares to, and deliver the share certificate to, a third party, the third party will obtain the ownership on the shares, unless such third party is proven to, at the time purchasing the shares, have knowledge of, or is negligent in not knowing, the fact that the transferor is not the real owner.

[1]	The former transfer shall bear the burden of proof to show the knowledge or negligence of such third party.

(Example) A thief had stolen a share certificate from a shareholder of us. The thief then sold the shares to a third party, pretending to be the real shareholder. The third party will obtain the shares unless the real shareholder proves that such third party had, when such third party purchased the shares, the knowledge of, or was negligent in not knowing, the fact that the thief was not the real shareholder.

Each shareholder may not hold share certificate if such shareholder returns the share certificate to the company and notify the company of its intention to be non-holder of the share certificate. In such case, such shareholder will not thereafter owe the above-mentioned risk of losing share certificate; but such shareholder cannot transfer the shares to a third party until such shareholder applies to the company for the re-issuance of share certificate and delivers the re-issued share certificate to the transferee.

Therefore, we highly recommend to our shareholders that:

(i)	each of our shareholders applies to us for the non-holding of the share certificate by returning the share certificate, until when such shareholder considers to sell the shares to a third party;

(ii)	when such shareholder considers to sell the shares to a third party, such shareholder applies to us for the re-issuance of share certificate and delivers the share certificate to the transferee; and

(iii)	during the time the shareholder holds the share certificate, the shareholder takes strict measures to store the share certificate safely.

Any certificate of ADS, which may be issued by the U.S. depositary bank, is not subject to the above-mentioned risk because such certificate is not a share certificate under the Companies Act.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of surplus, and a distribution of surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a stock company to make distributions of surplus authorized by a resolution of a general meeting of shareholders. Distributions of surplus are, however, permitted pursuant to a resolution of the board of directors if:

(a)	the company’s articles of incorporation so provide (our articles of incorporation do not have provisions to this effect);

(b)	the normal term of office of directors expires on or before the day of the conclusion of the annual shareholders meeting for the last business year ending within one year from the time of their election (our articles of incorporation do not have provisions to this effect);

(c)	the company has accounting auditor(s) and board of corporate auditors, audit and supervisory committee, or nominating committee, etc.; and

(d)	the company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (d) are not met, the company may be permitted to make distributions of surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its articles of incorporation so provide. Our articles of incorporation do not have provisions to that effect.

A resolution of a general meeting of shareholders authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “—Voting Rights” for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

Restriction on Distribution of Surplus

Under the Companies Act, we may distribute surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than JPY3,000,000:

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury shares that we disposed of during such period;

(c)	the book value of our treasury shares;

(d)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the amount of consideration that we received for such treasury shares;

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of “surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(III)	in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)	in the event that we cancelled treasury shares after the end of the previous fiscal year, the book value of such treasury shares;

(VI)	in the event that we distributed surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII)	the aggregate amounts of (1) through (4) below, less (5) and (6) below:

(1)	in the event that the amount of surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)	in the event that we distributed surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;

(3)	in the event that we disposed of treasury shares in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (z) a share exchange (kabushiki kokan) in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(4)	in the event that the amount of surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)	in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of the other capital surplus after such merger, corporate split or share exchange, less the amount of other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of the other retained earnings after such merger, corporate split or share exchange, less the amount of other retained earnings before such merger, corporate split or share exchange; and

(6)	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the “ex-dividend” date and the record date for any distribution of surplus come before the date a company determines the amount of distribution of surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Material Income Tax Consideration—Japanese Taxation.”

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly-issued shares is required to be accounted for as share capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal earnings reserve by resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as share capital. We may generally reduce share capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital.

Share Splits

Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of the board of directors. When a share split is to be made, we must give public notice of the share split, specifying the record date therefor, at least two weeks prior to such record date.

Gratuitous Allocations

Under the Companies Act, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of the board of directors; provided that although our treasury shares may be allotted to our shareholders, any allotment of shares will not accrue to shares of our treasury shares.

Reverse Share Split

Under the Companies Act, we may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse share split at the general meeting of shareholders. When a reverse share split is to be made, we must give public notice of the reverse share split, at least two weeks (or, in certain cases where any fractions of shares are left as a result of a reverse share split, 20 days) prior to the effective date of the reverse share split.

General Meeting of Shareholders

Our ordinary general meeting of shareholders is usually held every May in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is March 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least one-week advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof, and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least one week prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice (as described in “—Register of Shareholders”), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more, which period is required after the removal of restrictions on the transfer of shares, may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

The Companies Act enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be included in the agenda of a general meeting of shareholders. Our articles of incorporation do not provide for loosening such requirements.

Voting Rights

A shareholder of record is entitled to one vote per Ordinary Share, except that neither we nor any corporation, partnership, or other similar entity in which we hold, directly or indirectly, 25% or more of the voting rights shall exercise any voting rights in respect of Ordinary Shares held by us or such entity, as the case may be. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies. The Companies Act and our articles of incorporation provide that the quorum for the election and dismissal of directors and corporate auditor(s) is one-half of the total number of voting rights. Our articles of incorporation provide that the Ordinary Shares may not be voted cumulatively for the election of directors.

The Companies Act provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

●	any amendment to our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

●	a reduction of share capital, subject to certain exceptions under which a shareholders’ resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

●	transfer of the whole or a part of our equity interests in any of our subsidiaries, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a dissolution, merger, or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

●	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

●	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

●	share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

●	any issuance of new shares or transfer of existing shares held by us as treasury shares at a “specially favorable” price and any issuance of share acquisition rights or bonds with share acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders;

●	any acquisition by us of our own shares from specific persons other than our subsidiaries (if any);

●	reverse share split; or

●	the removal of a corporate auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution of the general meeting of shareholders requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at a meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third or more of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses, and debts will be distributed among shareholders in proportion to the number of shares they hold.

Rights to Allotment of Shares

Holders of our Ordinary Shares have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “—Voting Rights”) are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot share acquisition rights to shareholders without consideration therefor, and such share acquisition rights are transferable. See “—Share Acquisition Rights” below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Share Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “—Voting Rights,” we may issue share acquisition rights (shinkabu yoyakuken) and bonds with share acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors (and before the removal of restrictions on the transfer of shares, a resolution of the general meeting of shareholders is required instead). Holders of share acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their share acquisition rights. Upon exercise of share acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury shares held by us.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is March 31.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Purchase of Our Own Shares

Under the Companies Act, we may acquire our own shares:

●	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

●	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as surplus. See “—Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury shares for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a special resolution of a general meeting of shareholders or a resolution of the board of directors, as the case may be, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “—Rights to Allotment of Shares” above. We may also utilize our treasury shares (x) for the purpose of transfer to any person upon exercise of share acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury shares for shares or assets of the acquired company.

Request by Controlling Shareholder to Sell All Shares

Under the Companies Act, in general, a shareholder holding 90% or more of our voting rights, directly or through wholly-owned subsidiaries, shall have the right to request that all other shareholders (and all other holders of share acquisition rights, as the case may be) sell all shares (and all share acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors (kabushiki tou uriwatashi seikyu, or a “Share Sales Request”). In order to make a Share Sales Request, such controlling shareholder will be required to issue a prior notice to us. If we approve such Share Sales Request, we will be required to make a public notice to all holders and registered pledgees of shares (and share acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown

Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

●	notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and

●	the shareholder fails to receive distribution of surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares at the market price after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.

History of Share Issuances

The following is a summary of our share issuances during the last three years.

On March 30, 2017, 4,410 Ordinary Shares were issued to our representative director, Mr. Mei Kanayama, and 490 Ordinary Shares were issued to our director, Mr. Yingjia Yang.

Prior to October 22, 2020, Mr. Mei Kanayama owned 8,910, or 90%, of our issued and outstanding Ordinary Shares, and Mr. Yingjia Yang owned 990, or 10%, of our issued and outstanding Ordinary Shares. On October 22, 2020, our shareholders approved an increase in the number of our authorized Ordinary Shares from 10,000 to 300,000, and 72,909 Ordinary Shares were issued to Mr. Mei Kanayama and 8,101 Ordinary Shares were issued to Mr. Yingjia Yang, which share issuances were equivalent to a forward split of our outstanding Ordinary Shares at an approximate or rounded ratio of 9.1828-for-1 share. Unless otherwise indicated, all references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect such share issuances as if they had occurred at the beginning of the earlier period presented.

On November 10, 2020, 9,090 Ordinary Shares were issued to Grand Elec-Tech Limited, which were subsequently repurchased and cancelled on January 20, 2021.

On December 25, 2020, 2,041 Ordinary Shares were issued to SHUR Co., Ltd.

On February 5 and 12, 2021, an issuance of 9,090 Ordinary Shares to Grand Elec-Tech Limited was authorized by our board of directors and a general meeting of shareholders, respectively. Grand Elec-Tech Limited is obliged to contribute the price of such issuance by August 12, 2021. We will issue the 9,090 shares on August 12, 2021, if Grand Elec-Tech Limited makes the full contribution of JPY200,007,270 (approximately $1.9 million) by August 12, 2021.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

[ADS Depositary], as depositary, will register and deliver the ADSs. ADSs represent ownership interests in our Ordinary Shares deposited with the office of [Japanese Depository] at [ADDRESS of Japanese Depository], as custodian for the depositary. ADSs also represent ownership interests in any other securities, cash, or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at [ADS Depositary], [Address of ADS Depositary]. The principal executive office of the depositary is located at [Address of ADS Depositary].

The Direct Registration System (“DRS”) is a system administered by The Depository Trust Company, or “DTC,” pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have a shareholder’s rights. Japanese law governs shareholders’ rights. The depositary will be the holder of our Ordinary Shares underlying your ADSs. As a holder of ADSs, you will have an ADS holder’s rights. A deposit agreement among us, the depositary, and the beneficial owners of ADSs sets out ADS holders’ rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

You may hold ADSs either (1) directly (a) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Ordinary Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of our Ordinary Shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Ordinary Shares) set by the depositary with respect to the ADSs.

●	Cash. The depositary will convert any cash dividend or other cash distribution we pay on our Ordinary Shares or any net proceeds from the sale of any of our Ordinary Shares, rights, securities, or other entitlements into U.S. dollars if it may do so on a reasonable basis, and may transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid will be deducted. See “Material Income Tax Consideration.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any Ordinary Shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell Ordinary Shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Ordinary Shares. The depositary may sell a portion of the distributed Ordinary Shares sufficient to pay its fees and expenses in connection with that distribution.

●	Elective distributions in cash or shares. If we offer holders of our Ordinary Shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of our Ordinary Shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing our Ordinary Shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Ordinary Shares.

●	Rights to purchase additional shares. If we offer holders of our Ordinary Shares any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

●	Other distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair, and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights, or other securities under the Securities Act, in order to make a distribution to ADS holders. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal, and Cancellation

The depositary will deliver ADSs if you or your broker deposit our Ordinary Shares or evidence of rights to receive Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk, and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for ADRs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

You may instruct the depositary to vote the deposited securities underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the Ordinary Shares your ADSs represent. However, you may not know about the meeting sufficiently in advance to withdraw the Ordinary Shares.

If we ask for your instructions, upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the Ordinary Shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Japanese laws and the provisions of our constitutive documents, to vote or to have its agents vote the Ordinary Shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of our Ordinary Shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Ordinary Shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the Ordinary Shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
$[5.00] (or less) per each 100 ADSs

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$[0.05] (or less) per ADS	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been Ordinary Shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$[0.05] per ADS per calendar year	Depositary services

Persons depositing or withdrawing shares must pay:	For:
Registration or transfer fees	Transfer and registration of our Ordinary Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges; for example, stock transfer taxes, stamp duty, or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

[ADS Depositary], as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Furthermore, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs, and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reports and Other Communications

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian and a designated transfer office the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our Ordinary Shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian, and each of our and their respective agents, directors, employees, and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations, and Mergers
If we:	Then:
Change the nominal or par value of our Ordinary Shares	The cash, shares, or other securities received by the depositary will become deposited securities.

Reclassify, split up, or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on our Ordinary Shares that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares, or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges, or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights, and other property, and deliver our Ordinary Shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes, or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up, and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

●	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority, or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war, or other circumstances beyond our control as set forth in the deposit agreement;

●	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential, or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

●	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

●	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting our Ordinary Shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

●	disclaim any liability for inability of any holder to benefit from any distribution, offering, right, or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

●	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, our Ordinary Shares, or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver, or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of our Ordinary Shares, the depositary may require:

●	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Ordinary Shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying our Ordinary Shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of our Ordinary Shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Ordinary Shares;

●	when you owe money to pay fees, taxes, and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of our Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying our Ordinary Shares. This is called a pre-release of the ADSs. The depositary may also deliver our Ordinary Shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying our Ordinary Shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns our Ordinary Shares or ADSs to be deposited, (b) assigns all beneficial rights, title, and interest in such shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such shares or ADSs in its records, and (e) unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or “Profile,” will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [●] ADSs outstanding, representing [●] Ordinary Shares, or approximately [●]% of our outstanding Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional ADSs, and [●] ADSs outstanding, representing [●] Ordinary Shares, or approximately [●]% of our outstanding Ordinary Shares, assuming the underwriters exercise their option to purchase additional ADSs in full. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Ordinary Shares or ADSs, and although we intend to apply to list our ADSs on Nasdaq, a regular trading market for our ADSs may not develop. We do not expect that a trading market will develop for our Ordinary Shares not represented by the ADSs.

Lock-Up Agreements

Each of our directors, senior management, and principal shareholders owning 5% or more of our Ordinary Shares has agreed, for a period of six months from the date of this prospectus, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our ADSs, Ordinary Shares, and securities that are substantially similar to our Ordinary Shares or ADSs, without the prior written consent of the Representative.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares or ADSs. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares or ADSs may dispose of significant numbers of our Ordinary Shares or ADSs in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares or ADSs, or the availability of Ordinary Shares or ADSs for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our Ordinary Shares or ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of ADSs or otherwise, which will equal approximately [●] Ordinary Shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

●	the average weekly trading volume of our ADSs on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

JAPANESE FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing our Ordinary Shares acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell Ordinary Shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who are exchange non-residents;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)	investment partnerships and limited liability partnerships for investment, etc. (including foreign partnerships) in which the ratio of capital contribution from exchange non-residents is 50% or more of the total amount of capital contribution by all partners, or in which a majority of the managing partners are exchange non-residents; or

(v)	corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares

Acquisition by a foreign investor of shares of a Japanese corporation from a non-foreign investor requires pre or post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	shares are acquired due to the occurrence of an event of inheritance, bequest, gratis allotment of shares, or acquisition of shares with a call provision; or

(ii)	shares with less than 10% of both the investment ratio and the voting right ratio (total of closely related parties) are acquired (provided that the nationality of the foreign investor is that of the listed country or Japan, and the business purpose of the issuing company under its articles of incorporation falls under the category of post facto reporting industry); or

(iii)	the acquisition falls under any other case prescribed in Article 55-5 of the Foreign Exchange and Foreign Trade Act, Article 3.1 of the Cabinet Order on Inward Direct Investment, etc., and Articles 3.2 and 3.3 of the Order on Inward Direct Investment, etc.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

MATERIAL INCOME TAX CONSIDERATION

The following summary of the material Japanese and United States federal income tax consequences of an investment in our Ordinary Shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or ADSs, such as the tax consequences under state, local, and other tax laws.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or ADSs.

Non-resident holders of our Ordinary Shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Ordinary Shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Ordinary Shares or ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ADSS OR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ADSS OR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or ADSs);

●	persons who acquired our Ordinary Shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or ADSs; or

●	persons holding our Ordinary Shares or ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares or ADSs in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or ADSs.

Material Tax Consequences Applicable to U.S. Holders of Our ADSs or Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ADSs or Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of our ADSs or Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or Ordinary Shares are urged to consult their tax advisors regarding an investment in our ADSs or Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on our ADSs or Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ADSs or Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ADSs or Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ADSs or Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ADSs or Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our ADSs or Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ADSs or Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ADSs or Ordinary Shares when inherited from a decedent that was previously a holder of our ADSs or Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ADSs or Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ADSs or Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or Ordinary Shares and proceeds from the sale, exchange or redemption of our ADSs or Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ADSs or Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

We will enter into an underwriting agreement with Univest Securities, LLC, as representative of the several underwriters in this offering (the “Representative”), with respect to the ADSs to be sold in this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of ADSs provided below opposite their respective names.

Underwriters	Number of ADSs
Univest Securities, LLC

Total

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the securities offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the securities if any such securities are taken. However, the underwriters are not required to take or pay for the securities covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [●] ADSs (15% of the number of ADSs sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase ADSs covered by the option at the public offering price per ADS that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $[●] and the total net proceeds, before expenses, to us will be $[●].

Underwriting Discounts and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[●] per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $[●] per ADS to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ADSs are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per ADS	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Represents an underwriting discount equal to (i) 8% per ADS, which is the underwriting discount we have agreed to pay for sales to investors in this offering introduced by the underwriters and (ii) 4% per ADS, which is the underwriting discount we have agreed to pay for sales to investors in this offering introduced by us. The fees do not include the Representative’s Warrants or expense reimbursement provisions described below.

We have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them up to an aggregate of $150,000 (including the Advance), including fees and disbursements of their counsel, with respect to this offering. We have paid an expense deposit of $25,000 (the “Advance”) to the underwriters, which will be applied against the out-of-pocket accountable expenses that will be reimbursed by us in connection with this offering. Any portion of the Advance will be returned to us in the event it is not actually incurred.

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above and underwriter expense reimbursement, will be approximately $[●].

Representative’s Warrants

We have also agreed to issue to the Representative warrants to purchase a number of ADSs equal to 5% of the total number of ADSs sold in this offering, excluding any ADSs issued upon exercise of the underwriters’ over-allotment option.

The Representative’s Warrants will have an exercise price per ADS equal to 120% of the public offering price per ADS in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable upon issuance for a period of five years after the date of commencement of sales of the offering. The Representative’s Warrants and the ADSs underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the ADSs underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying ADSs for a period of 180 days beginning on the commencement of sales in the offering, except as permitted by FINRA Rule 5110(e)(2). The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the ADSs underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

Right of First Refusal

We have agreed to grant to the Representative, provided that this offering is completed, for a period of 18 months, the right, on at least the same terms and conditions offered to us by other investment banking service providers, to provide investment banking services in all matters for which investment banking services are sought (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as a placement agent, initial purchaser or financial advisor in connection with any private offering of our securities; and (c) acting as financial advisor in connection with any sale or other transfer by us, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of our capital stock or assets, and any merger or consolidation of our Company with another entity. The Representative shall notify us of its intention to exercise its Right of First Refusal within 15 business days following notice in writing by us.

Observer Rights

For a period of one year from the date of this prospectus, the Representative shall have the right to send a representative to observe each meeting of our board of directors; provided, that (i) such representative shall sign a Regulation FD compliant confidentiality agreement which is reasonably acceptable to the Representative and its counsel; and (ii) we may exclude such representative from meetings where, in the reasonable opinion of our counsel, such representative’s presence would compromise an attorney-client privilege.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our senior management, directors, and certain of our shareholders owning more than 5% of the outstanding Ordinary Shares (or securities convertible into our Ordinary Shares) have agreed, for a period of six months from the date of this prospectus, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our ADSs, Ordinary Shares, and securities that are substantially similar to our Ordinary Shares or ADSs, without the prior written consent of the Representative. The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

We intend to apply to list our ADSs on the Nasdaq Capital Market under the symbol “[●].”

Price Stabilization, Short Positions, and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment transactions involve sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that it may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising its over-allotment option and/or purchasing ADSs in the open market.

●	Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which it may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Public Offering Price

Prior to this offering, there has not been a public market for our ADSs. The public offering price of the ADSs offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the ADSs were:

●	Our history and our prospects;

●	Our financial information and historical performance;

●	The industry in which we operate;

●	The status and development prospects for our services;

●	The experience and skills of our senior management; and

●	The general condition of the securities markets at the time of this offering.

We offer no assurances that the public offering price will correspond to the price at which our ADSs will trade in the public market subsequent to this offering or that an active trading market for our ADSs will develop and continue after this offering.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our ADSs or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in Japan

The ADSs may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act of Japan and (2) otherwise in compliance with the Financial Instruments and Exchange Act of Japan and other relevant laws, regulations, and governmental guidelines of Japan.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and our ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules, and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in Hong Kong

Our ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation, or document relating to our ADSs be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan, the Republic of China

Our ADSs have not been and will not be registered with the Financial Supervisory Commission of (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Nasdaq Capital Market Listing Fee	$	[●]
FINRA Filing Fee	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Transfer Agent Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ADSs sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares represented by the ADSs offered in this offering and certain other legal matters as to Japanese law will be passed upon for us by Soga Law Office. Sullivan & Worcester LLP is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements for the fiscal years ended March 31, 2020 and 2019, included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway Floor 21, New York, NY 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, of which this prospectus forms a part, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

YOSHITSU CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Yoshitsu Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yoshitsu Co., Ltd and its subsidiary (collectively, the “Company”) as of March 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

December 23, 2020

We have served as the Company’s auditor since 2020.

YOSHITSU CO., LTD

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$7,529,219	$2,255,667
Accounts receivable, net	37,384,683	26,907,807
Accounts receivable- related parties, net	1,065,737	-
Merchandise inventories, net	22,530,864	20,852,800
Due from related parties	1,488,356	3,902,766
Prepaid expenses and other current assets	3,612,993	1,358,289
TOTAL CURRENT ASSETS	73,611,852	55,277,329

Property and equipment, net	8,570,407	5,910,394
Operating lease right-of-use assets	4,045,057	2,658,645
Long-term loan receivable due from a related party	3,700,000	-
Long term prepaid expenses and other non current assets	2,796,719	2,467,481
Deferred tax assets, net	228,024	43,797
TOTAL ASSETS	$92,952,059	$66,357,646

CURRENT LIABILITIES:
Short-term borrowings	$58,580,814	$30,186,653
Current portion of long-term borrowings	697,968	11,047,182
Accounts payable	4,237,618	3,084,585
Due to related parties	38,257	22,581
Deferred revenue	534,444	165,479
Income tax payable	1,642,267	1,303,727
Operating lease liabilities, current	1,233,469	759,445
Finance lease liabilities, current	165,716	283,198
Other payables and other current liabilities	940,481	755,319
TOTAL CURRENT LIABILITIES	68,071,034	47,608,169

Operating lease liabilities, non-current	2,823,691	1,879,944
Finance lease liabilities, non-current	603,422	86,836
Long-term borrowings	5,291,019	5,957,376
Other non-current liabilities	199,229	53,221
TOTAL LIABILITIES	$76,988,395	$55,585,546

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 300,000 shares authorized; 90,910 shares issued and outstanding as of March 31, 2020 and 2019, respectively*	970,023	970,023
Retained earnings	14,698,699	9,807,862
Accumulated other comprehensive income (loss)	294,942	(5,785)
TOTAL SHAREHOLDERS’ EQUITY	15,963,664	10,772,100

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$92,952,059	$66,357,646

*	Retrospectively restated for effect of share issuances on October 22, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended March 31,
	2020		2019

REVENUE	$		$
Revenue - third parties		135,231,401		96,544,080
Revenue - related parties		4,342,557		-
Total revenue		139,573,958		96,544,080

OPERATING EXPENSES
Merchandise costs		112,088,049		77,457,490
Selling, general and administrative expenses		18,076,688		11,859,964
Total operating expenses		130,164,737		89,317,454

INCOME FROM OPERATIONS		9,409,221		7,226,626

OTHER INCOME (EXPENSE)
Interest expense, net		(1,888,018)		(1,964,606)
Other income, net		25,420		141,543
Total other expenses, net		(1,862,598)		(1,823,063)

INCOME BEFORE INCOME TAX PROVISION		7,546,623		5,403,563

PROVISION FOR INCOME TAXES		2,655,786		2,190,801

NET INCOME		4,890,837		3,212,762

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)		300,727		(325,911)

TOTAL COMPREHENSIVE INCOME		$5,191,564		$2,886,851

Earnings per ordinary share - basic and diluted		$54		$35
Weighted average ordinary shares - basic and diluted*		90,910		90,910

*	Retrospectively restated for effect of share issuances on October 22, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

	Ordinary Shares		Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares*	Amount	Earnings	Income (loss)	Equity

Balance, March 31, 2018	90,910	$970,023	$6,595,100	$320,126	$7,885,249

Net income for the year	-	-	3,212,762	-	3,212,762
Foreign currency translation loss	-	-	-	(325,911)	(325,911)

Balance, March 31, 2019	90,910	$970,023	$9,807,862	$(5,785)	$10,772,100

Net income for the year	-	-	4,890,837	-	4,890,837
Foreign currency translation gain	-	-	-	300,727	300,727

Balance, March 31, 2020	90,910	$970,023	$14,698,699	$294,942	$15,963,664

*	Retrospectively restated for effect of share issuances on October 22, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2020	2019
Cash flows from operating activities:
Net Income	$4,890,837	$3,212,762
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	403,159	221,055
Gain from disposal of property and equipment	(178,814)	-
Provision for doubtful accounts	603,098	141,339
Amortization of operating lease right-of-use assets	1,070,912	698,651
Deferred tax benefit	(182,140)	(43,807)
Changes in operating assets and liabilities:
Accounts receivable	(9,846,672)	(13,578,477)
Accounts receivable-related parties	(1,060,092)	-
Merchandise inventories	(1,140,268)	(3,765,171)
Prepaid expenses and other current assets	(2,949,689)	(341,736)
Long term prepaid expenses and other non current assets	(264,908)	(454,123)
Accounts payable	1,068,687	834
Deferred revenue	362,812	161,262
Income tax payable	303,680	(747,907)
Other payables and other current liabilities	165,025	(448,884)
Operating lease liabilities	(1,039,231)	(689,178)
Other non-current liabilities	143,883	(5,732)
Net cash used in operating activities	(7,649,721)	(15,639,112)

Cash flows from investing activities:
Purchase of property and equipment	(3,414,703)	(2,379,377)
Proceeds from disposal of property and equipment	1,281,736
Collections of repayments from (advances made to) related parties	2,500,610	(2,308,725)
Long-term loan made to a related party	(3,680,400)	-
Net cash used in investing activities	(3,312,757)	(4,688,102)

Cash flows from financing activities:
Proceeds from short-term borrowings	260,918,369	214,651,331
Repayments of short-term borrowings	(233,253,603)	(192,786,099)
Proceeds from long-term borrowings	-	14,014,594
Repayments of long-term borrowings	(11,388,520)	(16,143,642)
Advances received from related parties	15,020	22,586
Repayment of obligations under finance leases	(140,386)	(6,125)
Net cash provided by financing activities	16,150,880	19,752,645

Effect of exchange rate fluctuation on cash	85,150	(121,612)

Net increase (decrease) in cash	5,273,552	(696,181)
Cash at beginning of year	2,255,667	2,951,848
Cash at end of year	$7,529,219	$2,255,667

Supplemental cash flow information
Cash paid for income taxes	$2,589,710	$2,194,642
Cash paid for interest	$1,074,757	$1,373,569

Supplemental non-cash operating activity
Purchase of property and equipment financed under finance leases	$527,992	$343,818
Right of use assets obtained in exchange for operating lease liabilities	$2,382,547	$765,023

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Yoshitsu Co., Ltd (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006. The Company owns 100% of the equity interests of Tokyo Lifestyle Co., Ltd. (“Tokyo Lifestyle”), a stock company incorporated pursuant to the laws of Japan on October 24, 2019. The Company and its subsidiary (collectively, “Yoshitsu”) are a retailer and wholesaler of Japanese beauty and health products, as well as other products. The Company offers approximately 9,200 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 3,300 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, and 7,200 SKUs of other products, including lingerie, home goods, food, and alcoholic drinks.

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiary. All intercompany balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company considers all highly-liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2020 and 2019, the Company did not have any cash equivalents.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. The Company establishes general and specific allowance when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2020 and 2019, allowance for uncollectible balances amounted to $392,626 and $277,203, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on April 1, 2018 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company leases retail store facilities and distribution centers, which are classified as operating leases and leases certain software and equipment and furniture as finance lease in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current, and finance leases are included in property and equipment, finance lease liabilities, current, and finance lease liabilities, non-current in the consolidated balance sheet.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets as of March 31, 2020 and 2019.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended March 31, 2020 and 2019, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets that are not subject to depreciation, such as land and construction in progress, depreciation and amortization of property and equipment are mainly provided using the straight-line method or declining balance method, which allocates an asset’s cost over the periods during which the Company benefits from the use of the asset. The expected economic useful lives of the Company’s assets are as follows:

Useful life
Property and buildings	35-50 years
Land	Infinite
Leasehold improvements	Lesser of useful life and lease term
Equipment and furniture	2-18 years
Automobiles	4-6 years
Software	5 years

Land has infinite useful life and is not subjected to amortization. Management reviews for impairment accordance with the accounting policy stated under impairment of long-lived assets.

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Impairment of long-lived assets

Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2020 and 2019.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018 using the modified retrospective approach.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, as well as other products, through a multi-channel distribution network. Currently, the Company sells its products through: (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. For Japanese domestic sales, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. The Company generally offers a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in the Company’s physical stores may be returned in store with receipt subject to certain restrictions. Historically, the customer returns were immaterial. Therefore, the Company did not provide any sales return allowances as of March 31, 2020 and 2019.

The Company enters into trademark license agreements with franchisees under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products the Company sells to the franchisee. Each franchisee is required to pay a minimal one-time royalty fee of $1, which is recorded as revenue upon collection. The trademark license agreements have a term of one year and are automatically renewed for an additional term of one year if neither party notifies the other of its intention to the contrary in writing no later than two months before the expiration of such term.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, including assurance of member service and satisfaction, and has pricing discretion.

In directly-operated physical stores of the Company in Japan, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn one membership point for each JPY100 spent in the Company’s directly-operated physical stores, and subsequently one membership point can be used as JPY1 at the Company’s directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduce the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the consolidated statement of income and comprehensive income. Membership point breakage was immaterial for the years ended March 31, 2020 and 2019.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of March 31, 2020 and 2019. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $534,444 and $165,479 as of March 31, 2020 and 2019, respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended March 31, 2020 and 2019 that was included in the opening deferred revenue was $165,479 and $nil, respectively. As of March 31, 2020, the amount received in advance from wholesale customers and unredeemed membership points was $534,444. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended March 31, 2020 and 2019 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the years ended March 31, 2020 and 2019 was as follows:

	For the Year Ended March 31,
	2020	2019
Japan domestic market	$55,590,347	45,870,997
China market	77,276,549	46,683,286
Other overseas markets	6,707,062	3,989,797
Total revenue	$139,573,958	96,544,080

Revenue by product categories

The summary of the Company’s total revenue by product categories for the years ended March 31, 2020 and 2019 was as follows:

	For the Year Ended March 31,
	2020	2019
Beauty products	$113,645,885	76,949,579
Health products	13,813,746	12,814,923
Other products	12,114,327	6,779,578
Total revenue	$139,573,958	96,544,080

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the years ended March 31, 2020 and 2019 was as follows:

	For the Year Ended March 31,
	2020	2019
Directly-operated physical stores	$45,824,603	36,534,076
Online stores	50,464,251	43,859,801
Franchise stores and wholesale customers	43,285,104	16,150,203
Total revenue	$139,573,958	96,544,080

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of March 31, 2020 and 2019 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The Company maintains its books and record in its local currency, Japanese yen (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of income and comprehensive income.

The reporting currency of the Company is the United States Dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2020	March 31, 2019
Year-end spot rate	JPY1=US$0.009250	JPY1=US$0.009020
Average rate	JPY1=US$0.009201	JPY1=US$0.009022

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the years ended March 31, 2020 and 2019. The Company does not believe there was any uncertain tax provision as of March 31, 2020 and 2019.

The Company’s operating subsidiary in Japan is subject to the income tax laws of Japan. As of March 31, 2020, the tax years ended March 31, 2014 through March 31, 2020 for the Company and its subsidiary remain open for statutory examination by the Japanese tax authorities.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2020 and 2019, there were no dilutive shares.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of income and comprehensive income. Total shipping and handling expenses were $3,026,823 and $1,659,933 for the years ended March 31, 2020 and 2019, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $527,934 and $150,062 for the years ended March 31, 2020 and 2019, respectively.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in JPY to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are all located in the Japan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, as well as by the general state of Japan economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of March 31, 2020 and 2019, $7,368,088 and $2,143,457 of the Company’s cash was on deposit at financial institutions in Japan which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties (continued)

Concentrations

For the years ended March 31, 2020 and 2019, the Company’s substantial assets were located in Japan and the Company’s substantial revenue was generated by the Company and its subsidiary, which are both located in Japan.

As of March 31, 2020, one customer and the two third-party platform operators of the Company’s online stores accounted for 17.3%, 24.1%, and 13.0% of the total accounts receivable balance, respectively. As of March 31, 2019, three third-party platform operators of the Company’s online stores accounted for 47.7%, 17.4%, and 13.8% of the total outstanding accounts receivable balance, respectively.

For the year ended March 31, 2020, four suppliers accounted for approximately 25.9%, 17.1%, 15.3%, and 13.4% of the Company’s total purchases, respectively. For the year ended March 31, 2019, two suppliers accounted for approximately 25.9% and 15.6% of the Company’s total purchases, respectively.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326),” which significantly changed the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which amended Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief,” and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which updated the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations, and certain smaller reporting companies applying for credit losses standard and to provide further clarifications on certain aspects of ASU No. 2016-13. The new effective date for these preparers is for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards (the “Simplification Initiative”). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this ASU were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2020. The Company will adopt this ASU on April 1, 2021 and the Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	March 31, 2020	March 31, 2019
Accounts receivable	$37,777,309	$27,185,010
Less: allowance for doubtful accounts	(392,626)	(277,203)
Accounts receivable, net	$37,384,683	$26,907,807

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates. Approximately 98.7% of the March 31, 2020 balance has been subsequently collected, and the remaining balance is expected be collected before January 31, 2021.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET (continued)

Allowance for doubtful accounts movement was as follows:

	March 31, 2020	March 31, 2019
Beginning balance	$277,203	$140,932
Additions	107,781	142,115
Foreign currency translation adjustments	7,642	(5,844)
Ending balance	$392,626	$277,203

NOTE 4 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	March 31, 2020	March 31, 2019
Beauty products	$19,872,997	$16,584,414
Health products	1,742,073	2,513,642
Other products	915,794	1,754,744
Subtotal	22,530,864	20,852,800
Less: inventory allowances	-	-
Merchandise inventories, net	$22,530,864	$20,852,800

NOTE 5 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets consisted of the following:

	March 31, 2020	March 31, 2019
Deposits (1)	$2,560,210	$2,304,480
Consumption tax receivable	1,898,763	1,064,830
Other receivables (2)	1,141,788	264,327
Advance to suppliers (3)	1,028,443	10,724
Prepaid expenses and others	278,500	181,445
Allowance for doubtful accounts	(497,992)	(36)
Subtotal	6,409,712	3,825,770
Less: prepaid expenses and other assets, net – current portion	3,612,993	1,358,289
Prepaid expenses and other assets, net - non-current	$2,796,719	$2,467,481

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PREPAID EXPENSES AND OTHER ASSETS, NET (continued)

(2)	Other receivables as of March 31, 2020 included $993,450 due from a construction company, which is a refund of the design and construction service fee the Company prepaid for the construction of its new distribution center. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and the Company requested the refund of prepaid contract amount. In November 2020, the Company filed a legal case against the construction company claiming the refund of the contract prepayment. Although the Company is confident in winning the legal case based on management’s evaluation of the collectability on a combination of various factors, the Company accrued $496,725 of bad debt allowance for the receivable from this construction company as of March 31, 2020.

(3)	Advance to suppliers consists of advance payments paid to suppliers for purchases of merchandise products and storage fee.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2020	March 31, 2019
Property and buildings	$1,842,654	$2,313,706
Leasehold improvements	759,037	684,988
Land	4,460,968	1,976,770
Equipment and furniture	1,420,788	683,591
Automobiles	257,397	285,281
Software	388,686	379,022
Construction in progress	201,650	-
Subtotal	9,331,180	6,323,358
Less: accumulated depreciation	(760,773)	(412,964)
Property and equipment, net	$8,570,407	$5,910,394

Depreciation expense was $403,159 and $221,055 for the years ended March 31, 2020 and 2019, respectively.

In connection with one of the Company’s bank borrowings from Tokyo Higashi Shinkin Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of JPY340.1 million (approximately $3.1 million) as of March 31, 2020 as collateral to safeguard the loan (see Note 8).

In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged two building properties of 1,128 square feet with a carrying value of JPY49.2 million (approximately $0.5 million) as of March 31, 2019 and two pieces of land of 67,084 square feet with a carrying value of JPY35.9 million (approximately $0.3 million) as of March 31, 2019 as collateral to safeguard the loans. The Company pledged one building property of 717 square feet with a carrying value of JPY22.7 million (approximately $0.2 million) as of March 31, 2020 and one piece of land of 63,342 square feet with a carrying value of JPY18.2 million (approximately $0.2 million) as of March 31, 2020 as collateral to safeguard the loans (see Note 8).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES

The Company leases retail store facilities and distribution centers under non-cancellable operating leases, with terms ranging from one to 15 years, as well as finance leases for software, equipment, and furniture with a term of five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of 12 months or less are not recorded on the balance sheet.

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31, 2020	March 31, 2019
Operating lease right-of-use lease assets	$4,045,057	$2,658,645

Operating lease liabilities – current	$1,233,469	$759,445
Operating lease liabilities – non-current	2,823,691	1,879,944
Total operating lease liabilities	$4,057,160	$2,639,389

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	6.70	3.87
Weighted average discount rate	6.69%	6.69%

During the years ended March 31, 2020 and 2019, the Company incurred total operating lease expenses of $1,263,423 and $888,072, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES (continued)

Finance Leases

The components of finance lease expenses were as follows:

	March 31, 2020	March 31, 2019
Finance leases cost:
Amortization of right-of-use assets	$145,056	$13,905
Interest on lease liabilities	45,971	2,958
Total finance leases cost	$191,027	$16,863

Supplemental cash flow information related to finance leases was as follows:

	For the Year Ended March 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$45,971	$2,958

Supplemental balance sheet information related to leases was as follows:

	March 31, 2020	March 31, 2019
Finance leases cost:
Software	$388,687	$379,022
Equipment and furniture	530,804	-
Subtotal	919,491	379,022
Less: accumulated depreciation	(162,497)	(16,254)
Property and equipment, net	$756,994	$362,768

The weighted average remaining lease terms and discount rates for all of finance leases as of March 31, 2020 and 2019 were as follows:

	March 31, 2020	March 31, 2019
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.14	4.74
Weighted average discount rate	8.07%	8.07%

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES (continued)

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2020:

	Operating Leases	Finance Leases
2021	$1,459,553	$219,758
2022	1,041,343	219,758
2023	648,821	216,155
2024	242,613	204,090
2025	242,613	42,459
Thereafter	1,419,547	-
Total lease payments	5,054,490	902,220
Less: imputed interest	(997,330)	(133,082)
Present value of lease liabilities	$4,057,160	$769,138

NOTE 8 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2020	March 31, 2019

Syndicated Loans Tranche A (1)	September 2020*	TIBOR^+1.10%	$5,492,650	$4,932,474
Syndicated Loans Tranche B (2)	September 2019*	TIBOR+1.00%	-	9,752,876
Syndicated Loans Tranche C (3)	September 2020*	TIBOR+0.70%	48,507,000	15,153,600
Tokyo Higashi Shinkin Bank (4)	July 2020 – October 2020*	1.2%	4,036,700	-
Japan Finance Corporation (5)	May 2019 – June 2020*	1.40% - 2.15%	49,580	34,998
MUFG Bank	May 2020 – August 2020*	0.36% - 0.76%	494,884	312,705
Total short-term borrowings			$58,580,814	$30,186,653

The terms of the various loan agreements related to short-term borrowings contain certain restrictive financial covenants which, among other things, require the Company to maintain current organization structure, specified ratios of debt to tangible net assets and debt service coverage, and positive net income, etc. The terms also prohibit the Company from transferring part or all of its assets to third-party companies or receiving part of all of the assets from other third-party companies. As of March 31, 2020 and 2019, the Company was in compliance with such covenants.

*	The loans were fully repaid upon maturity.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 28, 2018, the Company entered into a one-year syndicated loan agreement with a consortium of banks, with an aggregate credit line of JPY550 million (approximately $5.0 million). As of March 31, 2019, the Company borrowed the maximum credit line of JPY550 million (approximately $5.0 million) under the agreement. The net outstanding balance of this loan as of March 31, 2019 was approximately JPY546.8 million (approximately $4.9 million), net off the unamortized loan service cost of approximately JPY3.2 million ($28,526). On September 30, 2019, this syndicated loan was renewed for another year with an increased maximum credit line of JPY800 million (approximately $7.4 million). As of March 31, 2020, the Company borrowed an aggregated of JPY600 million (approximately $5.6 million) under the agreement. The net outstanding balance of this loan as of March 31, 2020 was approximately JPY593.8 million (approximately $5.5 million), net off the unamortized loan service cost of approximately JPY6.2 million ($57,350).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BORROWINGS (continued)

(2)	On September 28, 2018, the Company entered into a one-year syndicated loan agreement with a consortium of banks, with an aggregate credit line of JPY2 billion (approximately $18.0 million). As of March 31, 2019, the Company borrowed a total of JPY1.1 billion (approximately $9.9 million) under the agreement. The net outstanding balance of this loan as of March 31, 2019 was approximately JPY1.1 billion (approximately $9.8 million), net off the unamortized loan service cost of approximately JPY18.8 million ($169,124).

(3)	On September 28, 2018, the Company entered into another one-year syndicated loan agreement with a consortium of banks, with an aggregate credit line of JPY2 billion (approximately $18.0 million). As of March 31, 2019, the Company borrowed a total of JPY1.7 billion (approximately $15.3 million) under the agreement. The net outstanding balance of this loan as of March 31, 2019 was approximately JPY1.7 billion (approximately $15.2 million), net off the unamortized loan service fee of JPY20.0 million ($180,400). On September 30, 2019, this syndicated loan was renewed for another year with the increased maximum credit line of JPY5.3 billion (approximately $49.0 million). As of March 31, 2020, the Company used up the entire credit line of JPY5.3 billion (approximately $49.0 million) under the agreement, and the net outstanding balance of this loan was approximately JPY5.2 billion (approximately $48.5 million), net off the unamortized loan service cost of JPY56.0 million ($518,000). The syndicated loan is guaranteed by the controlling shareholder of the Company.

(4)	In connection with the one of the Company’s bank borrowings from Tokyo Higashi Shinkin Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of JPY340.1 million (approximately $3.1 million) as of March 31, 2020 as collateral to safeguard the loan.

(5)	Guaranteed by the controlling shareholder of the Company.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2020	March 31, 2019

Mizuho Bank (1)	June 2023 – September 2032	1.24% - 10.00%	$-	$9,506,971
Toei Shinkin Bank (2)	January 2020 – December 2053	1.10%	2,675,794	3,106,488
Japan Finance Corporation (3)	June 2020 – July 2023	1.10% - 4.25%	3,032,520	3,818,076
MUFG Bank (4)	October 2027	1.00% - 1.04%	280,673	573,023
Total long-term borrowings			$5,988,987	$17,004,558

Current portion of long-term borrowings			$697,968	$11,047,182

Non-current portion of long-term borrowings			$5,291,019	$5,957,376

(1)	Guaranteed by Mr. Mei Kanayama, the representative director and controlling shareholder of the Company, and Mr. Yingjia Yang, a director and minority shareholder of the Company. The loans were fully repaid in advance during the year ended March 31, 2020.

(2)	Guaranteed by Mr. Kanayama. One of the loans was fully repaid upon maturity.

(3)	Guaranteed by Mr. Kanayama. One of the loans was fully repaid in advance during the year ended March 31, 2020.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BORROWINGS (continued)

(4)	Guaranteed by Mr. Kanayama. In connection with the Company’s bank borrowings from MUFG Bank Ltd., as of March 31, 2019, the Company pledged two building properties of 1,128 square feet with a carrying value of JPY49.2 million (approximately $0.5 million) and two pieces of land of 67,084 square feet with a carrying value of JPY35.9 million (approximately $0.3 million) as collateral to safeguard the loans. One of the loans was fully repaid in advance during the year ended March 31, 2020. As of March 31, 2020, the Company pledged one building property of 717 square feet with a carrying value of JPY22.7 million (approximately $0.2 million) and one piece of land of 63,342 square feet with a carrying value of JPY18.2 million (approximately $0.2 million) as collateral to safeguard the loan.

The future maturities of long-term borrowings as of March 31,2020 were as follows:

12 months ending March 31,
2021	$697,968
2022	632,108
2023	201,428
2024	1,966,328
2025	116,328
Thereafter	2,374,827
Total long-term borrowings	$5,988,987

For the above mentioned short-term and long-term loans, the Company recorded interest expenses of $1,888,018 and $1,964,606 for the years ended March 31,2020 and 2019, respectively. The annual weighted average interest rates were 1.46% and 3.42% for the years ended March 31,2020 and 2019, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
Mr. Yingjia Yang	Director and a minority shareholder
Tokyo Lifestyle Limited (HK)	An entity controlled by Mr. Kanayama
Sh-world Co., Ltd.	An entity of which Mr. Kanayama’s wife is a corporate auditor
YST Group Limited	An entity controlled by Mr. Kanayama
YST (HK) Limited	An entity controlled by Mr. Kanayama
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

	March 31, 2020	March 31, 2019
Name
Tokyo Lifestyle Limited (HK)	$969,441	$-
Sh-world Co., Ltd.	96,296	-
Subtotal	1,065,737	-
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net - related parties	$1,065,737	$-

The accounts receivable due from related parties outstanding as of March 31, 2020 had been fully collected as of July 31, 2020.

b.	Due from related parties

Due from related parties consisted of the following:

	March 31, 2020	March 31, 2019
Name
YST Group Limited (1)	$-	$2,308,977
YST (HK) Limited (2)	1,487,516	1,593,789
Sh-world Co., Ltd.	840	-
Total due from related parties	$1,488,356	$3,902,766

(1)	The Company advanced certain fees on behalf of this related party. The amount had been fully repaid as of March 31, 2020.

(2)	The Company advanced the start-up operating expenses on behalf of this related party.

The Company recorded these amounts as due from related parties in the consolidated financial statements. Such advances are non-interest bearing and due upon demand. The amount due from Sh-world Co., Ltd. has been subsequently collected as of May 31, 2020, and the amount due from YST (HK) Limited is expected to be collected before March 31, 2021.

c.	Long-term loan receivable due from a related party

On February 4, 2020, Tokyo Lifestyle Limited (HK) entered into a loan agreement with the Company to borrow JPY400 million (equivalent to $3.7 million) as working capital for three years with a fixed annual interest rate of 2.5%. The loan agreement originally required repayments of a monthly installment of JPY11 million (equivalent to $101,750) starting May 2020 with the final payment of JPY15 million (equivalent to $138,750) in April 2023. Tokyo Lifestyle Limited (HK) fully repaid the entire outstanding balance of the loan in September 2020.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS (continued)

d.	Due to related parties

Due to related parties consisted of the following:

	March 31, 2020	March 31, 2019
Name
Mr. Mei Kanayama	$38,257	$19,875
Mr. Ying Jia Yang	-	2,706
Total due to related parties	$38,257	$22,581

e.	Sales to related parties

	For the Year Ended March 31,
	2020	2019
Name
Tokyo Lifestyle Limited (HK)	$4,263,196	$-
Sh-world Co., Ltd.	19,554	-
Shintai Co., Ltd.	59,807	-
Total revenue from related parties	$4,342,557	$-

f.	Purchase from a related party

	For the Year Ended March 31,
	2020	2019
Name
Sh-world Co., Ltd.	$492,202	$-
Total purchase from a related party	$492,202	$-

g.	Other related party transactions

Mr. Kanayama and Mr. Yang provided guarantees in connection with certain loans the Company borrowed (see Note 8).

NOTE 10 – TAXES

(a)	Corporate Income Taxes (“CIT”)

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.0% for the years ended March 31, 2020 and 2019.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TAXES (continued)

(a)	Corporate Income Taxes (“CIT”)

The components of the income tax provision were as follows:

	For the Year Ended March 31,
	2020	2019
Current tax provision
Japan	2,837,926	2,234,608
	$2,837,926	$2,234,608
Deferred tax benefit
Japan	(182,140)	(43,807)
	(182,140)	(43,807)
Income tax provision	$2,655,786	$2,190,801

The Company’s deferred tax assets comprised of the following:

	March 31, 2020	March 31, 2019
Allowance for doubtful accounts	$168,887	$-
Accrued member rewards	59,137	43,797
Total deferred tax assets	228,024	43,797
Valuation allowance	-	-
Deferred tax assets	$228,024	$43,797

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the years ended March 31, 2020 and 2019:

	For the Year Ended March 31,
	2020	2019
Japanese statutory income tax rate	34.0%	34.0%
Non-deductible expenses	1.2%	6.5%
Effective tax rate	35.2%	40.5%

(b)	Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the consolidated statements of income and comprehensive income. Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable in the prepaid expenses and other current assets on the balance sheets (See Note 5).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

At the incorporation, the number of authorized ordinary shares was 1,000 and 1,000 ordinary shares were issued to the original shareholder of the Company for cash of JPY10,000,000 ($85,060). The issued ordinary shares were subsequently transferred to Mr. Mei Kanayama, the controlling shareholder of the Company.

On April 25, 2011, the number of authorized ordinary shares was increased to 10,000. 2,000 new ordinary shares were issued to Mr. Mei Kanayama for cash of JPY20,000,000 ($248,640), the controlling shareholder of the Company.

On October 15, 2014, 500 shares were transferred from Mr. Mei Kanayama to Mr. Yingjia Yang, the minority shareholder of the Company.

On July 30, 2016, 2,000 new ordinary shares were issued to Mr. Mei Kanayama for cash of JPY20,000,000 ($195,960).

On March 30, 2017, 4,410 new ordinary shares were issued to Mr. Mei Kanayama for cash of JPY44,100,000 ($396,327), and 490 new ordinary shares were issued to Mr. Yingjia Yang for cash of JPY4,900,000 ($44,036).

On October 22, 2020, the Company’s shareholders approved an increase in the number of the Company’s authorized ordinary shares from 10,000 to 300,000, and 72,909 new ordinary shares were issued to Mr. Mei Kanayama and 8,101 new ordinary shares were issued to Mr. Yingjia Yang, which share issuances were equivalent to a forward split of the Company’s outstanding ordinary shares at an approximate or rounded ratio of 9.1828-for-1 share.

The Company has retroactively restated the shares and per share data for all the periods presented. As a result, the Company had 300,000 authorized ordinary shares and 90,910 ordinary shares were issued and outstanding as of March 31, 2020 and 2019.

On November 10, 2020, 9,090 ordinary shares were issued to Grand Elec-Tech Limited, which the Company is in the process of repurchasing for cancellation.

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of March 31, 2020 and 2019, the total restricted net assets of the Company amounted to $970,023 and $970,023, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of March 31, 2020 and 2019, there were no legal claims and litigation against the Company.

NOTE 13 – SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different distribution channels. Based on management’s assessment, the Company has determined that it has three operating segments.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SEGMENT REPORTING (continued)

The following table presents the segment information for the years ended March 31, 2020 and 2019, respectively:

	For the Year Ended March 31, 2020
	Directly- Operated Physical Stores	Online Stores	Franchise Stores and Wholesale Customers	Total
Revenue	$45,824,603	$50,464,251	$43,285,104	$139,573,958
Merchandise costs	$36,860,755	$38,336,001	$36,891,293	$112,088,049
Interest expense, net	$(619,870)	$(682,630)	$(585,518)	$(1,888,018)
Provision for income tax	$871,941	$960,224	$823,621	$2,655,786
Net income	$1,605,749	$1,768,327	$1,516,761	$4,890,837
Depreciation and amortization	$132,364	$145,766	$125,029	$403,159
Capital expenditures	$1,633,006	$959,068	$822,629	$3,414,703
Total assets	$14,531,739	$42,528,146	$35,892,174	$92,952,059
Total liabilities	$25,368,417	$27,425,786	$24,194,192	$76,988,395

	For the Year Ended March 31, 2019
	Directly- Operated Physical Stores	Online Stores	Franchise Stores and Wholesale Customers	Total
Revenue	$36,534,076	$43,859,801	$16,150,203	$96,544,080
Merchandise costs	$28,770,842	$34,567,858	$14,118,790	$77,457,490
Interest expense, net	$(743,443)	$(892,517)	$(328,646)	$(1,964,606)
Provision for income tax	$829,040	$995,277	$366,484	$2,190,801
Net income	$1,215,769	$1,459,552	$537,441	$3,212,762
Depreciation and amortization	$83,651	$100,425	$36,979	$221,055
Capital expenditures	$1,338,233	$760,946	$280,198	$2,379,377
Total assets	$11,211,824	$35,331,637	$19,814,185	$66,357,646
Total liabilities	$21,053,395	$25,219,415	$9,312,736	$55,585,546

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SUBSEQUENT EVENTS

On May 29, 2020, the Company entered into a loan agreement with MUFG Bank Ltd. to borrow JPY167 million (approximately $1.5 million as of March 31, 2020) as working capital for six months, with a maturity date of November 30, 2020. The loan bore a fixed interest rate of 0.358%. The loan was fully repaid upon maturity.

On September 30, 2020, the Company entered into a one-year syndicated loan agreement with a consortium of banks, with an aggregate credit line of JPY7 billion (approximately $64.8 million as of March 31, 2020). As of the date of this report, the Company used up the credit line and borrowed JPY7 billion (approximately $64.8 million as of March 31, 2020) under the agreement. The loan bears an interest rate of TIBOR+0.07%. The syndicated loan is guaranteed by Mr. Kanayama, the controlling shareholder of the Company.

On October 31, 2020, the Company entered into a loan agreement with Tokyo Higashi Shinkin Bank to borrow JPY329 million (approximately $3.0 million as of March 31, 2020) as working capital for eight months, with a maturity date of June 30, 2021. The loan bears a fixed interest rate of 1.20%.

On November 30, 2020, the Company entered into a loan agreement with MUFG Bank Ltd. to borrow JPY141 million (approximately $1.3 million as of March 31, 2020) as working capital for six months, with a maturity date of May 31, 2021. The loan bears a fixed interest rate of TIBOR+0.35%.

On December 21, 2020, the Company entered into a construction contract with a construction company for the construction of its new distribution center in Koshigaya. The total cost of the contract is approximately JPY511.9 million (approximately $4.7 million as of March 31, 2020) which will be paid in six installments by August 31, 2021. On the same day, the Company entered into a loan agreement with Tokyo Higashi Shinkin Bank to borrow JPY25.6 million (approximately $0.2 million as of March 31, 2020) for eight months as the capital for the construction of this distribution center, with a maturity date of August 31, 2021. The loan bears a fixed interest rate of 1.20%. The first installment of approximately JPY35.8 million (approximately $0.3 million) has been paid to the construction company.

These consolidated financial statements were approved by management and available for issuance on December 23, 2020, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2020	2020
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$6,018,733	$7,529,219
Accounts receivable, net	27,342,836	37,384,683
Accounts receivable - related parties, net	7,463,428	1,065,737
Merchandise inventories, net	40,318,480	22,530,864
Due from related parties	1,523,216	1,488,356
Prepaid expenses and other current assets, net	6,126,942	3,612,993
TOTAL CURRENT ASSETS	88,793,635	73,611,852

Property and equipment, net	8,356,668	8,570,407
Operating lease right-of-use assets	3,517,633	4,045,057
Long-term loan receivable due from a related party	-	3,700,000
Long-term prepaid expenses and other non-current assets, net	3,088,346	2,796,719
Deferred tax assets, net	230,621	228,024
TOTAL ASSETS	$103,986,903	$92,952,059

CURRENT LIABILITIES:
Short-term borrowings	$65,628,817	$58,580,814
Current portion of long-term borrowings	752,645	697,968
Accounts payable	5,172,229	4,237,618
Accounts payable - related party	316,744	-
Due to a related party	-	38,257
Deferred revenue	353,461	534,444
Income tax payable	1,217,277	1,642,267
Operating lease liabilities, current	1,112,233	1,233,469
Finance lease liabilities, current	176,406	165,716
Other payables and other current liabilities	2,736,863	940,481
TOTAL CURRENT LIABILITIES	77,466,675	68,071,034

Operating lease liabilities, non-current	2,399,944	2,823,691
Finance lease liabilities, non-current	527,991	603,422
Long-term borrowings	5,196,008	5,291,019
Other non-current liabilities	307,270	199,229
TOTAL LIABILITIES	$85,897,888	$76,988,395

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 300,000 shares authorized; 90,910 shares issued and outstanding as of September 30, 2020 and March 31, 2020, respectively*	970,023	970,023
Retained earnings	16,420,326	14,698,699
Accumulated other comprehensive income	698,666	294,942
TOTAL SHAREHOLDERS’ EQUITY	18,089,015	15,963,664

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$103,986,903	$92,952,059

 * Retrospectively restated for effect of share issuances on October 22, 2020.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended September 30,
	2020	2019

REVENUE
Revenue - third parties	$74,387,425	$52,438,306
Revenue - related parties	8,919,507	336,804
Total revenue	83,306,932	52,775,110

OPERATING EXPENSES
Merchandise costs	68,539,495	40,440,953
Selling, general and administrative expenses	11,110,459	8,723,501
Total operating expenses	79,649,954	49,164,454

INCOME FROM OPERATIONS	3,656,978	3,610,656

OTHER INCOME (EXPENSE)
Interest expense, net	(813,389)	(947,643)
Other income, net	1,919	64,570
Total other expenses, net	(811,470)	(883,073)

INCOME BEFORE INCOME TAX PROVISION	2,845,508	2,727,583

PROVISION FOR INCOME TAXES	1,123,881	1,071,735

NET INCOME	1,721,627	1,655,848

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	403,724	295,428

TOTAL COMPREHENSIVE INCOME	$2,125,351	$1,951,276

Earnings per ordinary share - basic and diluted	$19	$18

Weighted average shares - basic and diluted*	90,910	90,910

*	Retrospectively restated for effect of share issuances on October 22, 2020.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YOSHITSU CO., LTD

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Ordinary Shares		Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares*	Amount	Earnings	Income	Equity

Balance, March 31, 2019	90,910	$970,023	$9,807,862	$(5,785)	$10,772,100

Net income for the year	-	-	1,655,848	-	1,655,848
Foreign currency translation gain	-	-	-	295,428	295,428
Balance, September 30, 2019	90,910	$970,023	$11,463,710	$289,643	$12,723,376

Balance, March 31, 2020	90,910	$970,023	$14,698,699	$294,942	$15,963,664

Net income for the year	-	-	1,721,627	-	1,721,627
Foreign currency translation gain	-	-	-	403,724	403,724
Balance, September 30, 2020	90,910	$970,023	$16,420,326	$698,666	$18,089,015

*	Retrospectively restated for effect of share issuances on October 22, 2020.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2020	2019
Cash flows from operating activities:

Net Income	$1,721,627	$1,655,848
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	223,587	187,344
Gain from disposal of property and equipment	(37,295)	(152,101)
Reversal of doubtful accounts	(49,833)	-
Amortization of operating lease right-of-use assets	617,121	497,276
Deferred tax provision (benefit)	2,841	(8,111)
Changes in operating assets and liabilities:
Accounts receivable	10,859,565	5,891,193
Accounts receivable - related parties	(6,296,767)	(369,109)
Merchandise inventories	(17,042,943)	(15,227,575)
Prepaid expenses and other current assets	(3,361,028)	(1,632,430)
Long term prepaid expenses and other non-current assets	(221,852)	(44,470)
Accounts payable	823,060	1,480,251
Accounts payable - related party	312,999	-
Deferred revenue	(191,517)	339,437
Income tax payable	(458,913)	(288,046)
Other payables and other current liabilities	1,752,833	144,984
Operating lease liabilities	(634,760)	(469,880)
Other non-current liabilities	121,627	(53,852)
Net cash used in operating activities	(11,859,648)	(8,049,241)

Cash flows from investing activities:
Purchase of property and equipment	(46,517)	(3,187,329)
Proceeds from disposal of property and equipment	433,180	1,011,365
Collections of repayments from related parties	850	3,508,924
Collection of long-term loan from a related party	3,744,000	-
Net cash provided by investing activities	4,131,513	1,332,960

Cash flows from financing activities:
Proceeds from short-term borrowings	150,387,119	148,228,662
Repayments of short-term borrowings	(143,865,006)	(119,313,316)
Proceeds from long-term borrowings	468,000	-
Repayments of long-term borrowings	(649,894)	(10,646,894)
Repayments of advances from related parties	(38,712)	(23,059)
Repayment of obligations under finance leases	(244,565)	(62,861)
Net cash provided by financing activities	6,056,942	18,182,532

Effect of exchange rate fluctuation on cash	160,707	121,013

Net increase (decrease) in cash	(1,510,486)	11,587,264
Cash at beginning of period	7,529,219	2,255,667
Cash at end of period	$6,018,733	$13,842,931

Supplemental cash flow information
Cash paid for income taxes	$1,583,780	$1,408,583
Cash paid for interest	$323,093	$754,743

Supplemental non-cash operating activity
Purchase of property and equipment financed under finance leases	$-	$315,410
Right of use assets obtained in exchange for operating lease liabilities	$-	$819,555

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Yoshitsu Co., Ltd (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006. The Company owns 100% of the equity interests of Tokyo Lifestyle Co., Ltd. (“Tokyo Lifestyle”), a stock company incorporated pursuant to the laws of Japan on May 10, 2019. The Company and its subsidiary (collectively, “Yoshitsu”) are a retailer and wholesaler of Japanese beauty and health products, as well as other products. The Company offers approximately 12,800 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 3,400 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, and 7,500 SKUs of other products, including lingerie, home goods, food, and alcoholic beverages.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiary. All intercompany balances and transactions are eliminated upon consolidation. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended March 31, 2020 and 2019. Operating results for the six-month period ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending March 31, 2021.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company considers all highly-liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of September 30, 2020 and March 31, 2020, the Company did not have any cash equivalents.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. The Company establishes general and specific allowance when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2020 and March 31, 2020, allowance for uncollectible balances amounted to $351,620 and $392,626, respectively.

Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on April 1, 2018 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company leases retail store facilities and distribution centers, which are classified as operating leases and leases certain software and equipment and furniture as finance lease in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current, and finance leases are included in property and equipment, finance lease liabilities, current, and finance lease liabilities, non-current in the unaudited condensed consolidated balance sheet.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets as of September 30, 2020 and March 31, 2020.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the six months ended September 30, 2020 and 2019, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets that are not subject to depreciation, such as land and construction in progress, depreciation and amortization of property and equipment are mainly provided using the straight-line method or declining balance method, which allocates an asset’s cost over the periods during which the Company benefits from the use of the asset. The expected economic useful lives of the Company’s assets are as follows:

Useful life
Property and buildings	35-50 years
Land	Infinite
Leasehold improvements	Lesser of useful life and lease term
Equipment and furniture	2-18 years
Automobiles	4-6 years
Software	5 years

Land has infinite useful life and is not subjected to amortization. Management reviews for impairment accordance with the accounting policy stated under impairment of long-lived assets.

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income and other comprehensive income in other income or expenses.

Impairment of long-lived assets

Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2020 and March 31, 2020.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A—“Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to statement of income.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018 using the modified retrospective approach.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s unaudited condensed consolidated financial statements upon adoption of ASC 606.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, as well as other products, through a multi-channel distribution network. Currently, the Company sells its products through: (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. For domestic sales, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. The Company generally offers a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in the Company’s physical stores may be returned in store with receipt subject to certain restrictions. Historically, the customer returns were immaterial. Therefore, the Company did not provide any sales return allowances as of September 30, 2020 and March 31, 2020.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company enters into trademark license agreements with franchisees under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products the Company sells to the franchisee. In exchange, the franchisee is required to pay a monthly royalty fee of JPY60,000 (approximately $568) per franchise store and purchase at least 75% of the products sold in store (except heavy products such as purified water) from the Company. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, including assurance of member service and satisfaction, and has pricing discretion.

In directly-operated physical stores of the Company in Japan, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn one membership point for each JPY100 spent in the Company’s directly-operated physical stores, and subsequently one membership point can be used as JPY1 at the Company’s directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduce the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the unaudited condensed consolidated statement of income and comprehensive income. Membership point breakage was immaterial for the six months ended September 30, 2020 and 2019.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of September 30, 2020 and March 31, 2020. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $353,461 and $534,444 as of September 30, 2020 and March 31, 2020, respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended September 30, 2020 and 2019 that was included in the opening deferred revenue was $451,247 and $148,012, respectively. As of September 30, 2020, the amount received in advance from wholesale customers and unredeemed membership points was $353,461. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended September 30, 2020 and 2019 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the six months ended September 30, 2020 and 2019 was as follows:

	For the Six Months Ended September 30,
	2020	2019
Japan domestic market	$26,946,143	28,796,585
China market	50,902,567	21,292,094
Other overseas markets	5,458,222	2,686,431
Total revenue	$83,306,932	52,775,110

Revenue by product categories

The summary of the Company’s total revenue by product categories for the six months ended September 30, 2020 and 2019 was as follows:

	For the Six Months Ended September 30,
	2020	2019
Beauty products	$58,895,721	42,363,171
Health products	17,087,569	5,552,135
Other products	7,323,642	4,859,804
Total revenue	$83,306,932	52,775,110

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the six months ended September 30, 2020 and 2019 was as follows:

	For the Six Months Ended September 30,
	2020	2019
Directly-operated physical stores	$20,555,378	23,188,039
Online stores	29,464,721	17,899,235
Franchise stores and wholesale customers	33,286,833	11,687,836
Total revenue	$83,306,932	52,775,110

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of September 30, 2020 and March 31, 2020 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The Company maintains its books and record in its local currency, Japanese yen (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the unaudited condensed statements of income and comprehensive income.

The reporting currency of the Company is the United States Dollars (“US$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended September 30,		For the Year Ended March 31,
	2020	2019	2020
Period/Year-end spot rate	JPY1=US$0.009472	JPY1=US$0.009260	JPY1=US$0.009250
Average rate	JPY1=US$0.009360	JPY1=US$0.009211	JPY1=US$0.009201

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended September 30, 2020 and 2019. The Company does not believe there was any uncertain tax provision as of September 30, 2020 and March 31, 2020.

The Company’s operating subsidiary in Japan is subject to the income tax laws of Japan. As of September 30, 2020, the tax years ended March 31, 2014 through March 31, 2020 for the Company and its subsidiary remain open for statutory examination by the Japanese tax authorities.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2020 and March 31, 2020, there were no dilutive shares.

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of income and comprehensive income. Total shipping and handling expenses were $3,712,940 and $1,011,852 for the six months ended September 30, 2020 and 2019, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $507,332 and $373,812 for the six months ended September 30, 2020 and 2019, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in JPY to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of income and comprehensive income.

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are all located in the Japan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, as well as by the general state of Japan economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of September 30, 2020 and March 31, 2020, $5,956,125 and $7,368,088 of the Company’s cash was on deposit at financial institutions in Japan which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

For the six months ended September 30, 2020 and 2019, the Company’s substantial assets were located in Japan and the Company’s substantial revenue was generated by the Company and its subsidiary, which are both located in Japan.

For the six months ended September 30, 2020, two customers accounted for approximately 10.7% and 10.7% of the Company’s total revenue, respectively. For the six months ended September 30, 2019, one customer accounted for approximately 12.1% of the Company’s total revenue.

As of September 30, 2020, two customers and three third-party platform operators of the Company’s online stores accounted for 15.4%, 11.9%, 18.0%, 15.4%, and 10.2% of the total accounts receivable balance, respectively. As of March 31, 2020, one customer and the two third-party platform operators of the Company’s online stores accounted for 17.3%, 24.1%, and 13.0% of the total accounts receivable balance, respectively.

For the six months ended September 30, 2020, three suppliers accounted for approximately 44.6%, 20.1%, and 10.0% of the Company’s total purchases, respectively. For the six months ended September 30, 2019, four suppliers accounted for approximately 35.1%, 15.6%, 15.0% and 11.5% of the Company’s total purchases, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326),” which significantly changed the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which amended Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief,” and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which updated the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations, and certain smaller reporting companies applying for credit losses standard and to provide further clarifications on certain aspects of ASU No. 2016-13. In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842).” This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. The new effective date for these preparers is for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its unaudited condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards (the “Simplification Initiative”). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this ASU were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2020. The Company adopted this ASU on April 1, 2021 and the adoption of this ASU did not have a material impact on its unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s unaudited condensed consolidated financial position, statements of operations, and cash flows.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	September 30, 2020	March 31, 2020
Accounts receivable	$27,694,456	$37,777,309
Less: allowance for doubtful accounts	(351,620)	(392,626)
Accounts receivable, net	$27,342,836	$37,384,683

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates. All of the September 30, 2020 balance had been subsequently collected as of March 31, 2021.

Allowance for doubtful accounts movement was as follows:

	September 30, 2020	March 31, 2020
Beginning balance	$392,626	$277,203
Additions (reductions)	(49,833)	107,781
Foreign currency translation adjustments	8,827	7,642
Ending balance	$351,620	$392,626

NOTE 4 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	September 30, 2020	March 31, 2020
Beauty products	$30,568,107	$19,872,997
Health products	4,911,951	1,742,073
Other products	4,838,422	915,794
Subtotal	40,318,480	22,530,864
Less: inventory allowances	-	-
Merchandise inventories, net	$40,318,480	$22,530,864

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets consisted of the following:

	September 30, 2020	March 31, 2020
Deposits (1)	$2,854,093	$2,560,210
Consumption tax receivable	4,564,928	1,898,763
Other receivables (2)	1,638,984	1,141,788
Advance to suppliers (3)	316,475	1,028,443
Deferred initial public offering costs	60,373	-
Prepaid expenses and others	290,379	278,500
Allowance for doubtful accounts	(509,944)	(497,992)
Subtotal	9,215,288	6,409,712
Less: prepaid expenses and other current assets, net	6,126,942	3,612,993
Long-term prepaid expenses and other non-current assets, net	$3,088,346	$2,796,719

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

(2)	Other receivables as of September 30, 2020 included $1,017,293 due from a construction company, which is a refund of the design and construction service fee the Company prepaid for the construction of its new distribution center. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and the Company requested the refund of prepaid contract amount. In November 2020, the Company filed a legal case against the construction company claiming the refund of the contract prepayment, and as the date of this report, the legal case is still in process. Although the Company is confident in winning the legal case based on management’s evaluation of the collectability on a combination of various factors, the Company accrued $508,646 of bad debt allowance for the receivable from this construction company as of September 30, 2020.

(3)	Advance to suppliers consists of advance payments paid to suppliers for purchases of merchandise products and storage fee.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	September 30, 2020	March 31, 2020
Property and buildings	$1,657,961	$1,842,654
Leasehold improvements	777,254	759,037
Land	4,396,022	4,460,968
Equipment and furniture	1,646,430	1,420,788
Automobiles	263,575	257,397
Software	398,015	388,686
Construction in progress	206,490	201,650
Subtotal	9,345,747	9,331,180
Less: accumulated depreciation	(989,079)	(760,773)
Property and equipment, net	$8,356,668	$8,570,407

Depreciation expense was $223,587 and $187,344 for the six months ended September 30, 2020 and 2019, respectively.

As of September 30, 2020, the Company pledged a piece of land of 16,165 square feet with a carrying value of JPY340.1 million (approximately $3.2 million) as collateral to safeguard one of the Company’s bank borrowings from Tokyo Higashi Shinkin Bank (see Note 8).

As of March 31, 2020, the Company pledged one building property of 717 square feet with a carrying value of JPY22.7 million (approximately $0.2 million) and one piece of land of 63,342 square feet with a carrying value of JPY18.2 million (approximately $0.2 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank (see Note 8).

NOTE 7 – LEASES

The Company leases retail store facilities and distribution centers under non-cancellable operating leases, with terms ranging from one to 15 years, as well as finance leases for software, equipment, and furniture with a term of five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of 12 months or less are not recorded on the balance sheet.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES (continued)

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	September 30, 2020	March 31, 2020
Operating lease right-of-use lease assets	$3,517,633	$4,045,057

Operating lease liabilities – current	$1,112,233	$1,233,469
Operating lease liabilities – non-current	2,399,944	2,823,691
Total operating lease liabilities	$3,512,177	$4,057,160

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2020 and March 31, 2020:

	September 30, 2020	March 31, 2020
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	6.91	6.70
Weighted average discount rate	6.69%	6.69%

During the six months ended September 30, 2020 and 2019, the Company incurred total operating lease expenses of $664,790 and $593,660, respectively.

Finance Leases

The components of finance lease expenses were as follows:

	For the Six Months Ended September 30,
	2020	2019
Finance leases cost:
Amortization of right-of-use assets	$93,043	$60,757
Interest on lease liabilities	33,920	15,510
Total finance leases cost	$126,963	$76,267

Supplemental cash flow information related to finance leases was as follows:

	For the Six Months Ended September 30,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$33,920	$15,510

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES (continued)

Supplemental balance sheet information related to leases was as follows:

	September 30, 2020	March 31, 2020
Finance leases cost:
Software	$398,015	$388,687
Equipment and furniture	543,543	530,804
Subtotal	941,558	919,491
Less: accumulated depreciation	(253,680)	(162,497)
Property and equipment, net	$687,878	$756,994

The weighted average remaining lease terms and discount rates for all of finance leases as of September 30, 2020 and March 31, 2020 were as follows:

	September 30, 2020	March 31, 2020
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.65	4.14
Weighted average discount rate	8.07%	8.07%

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2020:

	Operating Leases	Finance Leases
Remainder of 2021	$722,793	$112,516
2022	1,069,651	225,032
2023	629,754	221,343
2024	283,075	208,988
2025	248,435	43,479
Thereafter	1,453,616	-
Total lease payments	4,407,324	811,358
Less: imputed interest	(895,147)	(106,961)
Present value of lease liabilities	$3,512,177	$704,397

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2020	March 31, 2020

Syndicated Loans Tranche A (1)	September 2020*	TIBOR^+1.10%	$-	$5,492,650
Syndicated Loans Tranche B (2)	September 2020*	TIBOR+0.70%	-	48,507,000
Syndicated Loans Tranche C (3)	September 2021	TIBOR+0.70%	60,967,949	-
Tokyo Higashi Shinkin Bank (4)	July 2020 – October 2020*	1.2%	4,133,581	4,036,700
Japan Finance Corporation (5)	June 2020*	1.40%	-	49,580
MUFG Bank	May 2020 – November 2020*	0.36% - 0.76%	527,287	494,884
Total short-term borrowings			$65,628,817	$58,580,814

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain current organization structure and maintain certain level of net assets and positive net income, etc. The terms also prohibit the Company from transferring part or all of its assets to third-party companies or receiving part of all of the assets from other third-party companies. As of September 30, 2020 and March 31, 2020, the Company was in compliance with such covenants.

*	The loans were fully repaid upon maturity.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 25, 2019, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2019, with a consortium of banks, with an aggregate credit line of JPY800 million (approximately $7.4 million). As of March 31, 2020, the Company borrowed an aggregated of JPY600 million (approximately $5.6 million) under the agreement. The net outstanding balance of this loan as of March 31, 2020 was approximately JPY593.8 million (approximately $5.5 million), net off the unamortized loan service cost of approximately JPY6.2 million ($57,350).

(2)	On September 28, 2019, the Company entered into another one-year syndicated loan agreement, which was effective from September 30, 2019, with a consortium of banks, with an aggregate credit line of JPY5.3 billion (approximately $49.0 million). As of March 31, 2020, the Company used up the entire credit line of JPY5.3 billion (approximately $49.0 million) under the agreement, and the net outstanding balance of this loan was approximately JPY5.2 billion (approximately $48.5 million), net off the unamortized loan service cost of JPY56.0 million ($518,000). The syndicated loan is guaranteed by Mr. Kanayama.

(3)	On September 30, 2020, the Company entered into another one-year syndicated loan agreement with a consortium of banks, with an aggregate credit line of JPY7.0 billion (approximately $66.3 million). As of September 30, 2020, the Company borrowed an aggregated of JPY6.6 billion (approximately $62.5 million) under the agreement, and the net outstanding balance of this loan was approximately JPY6.4 billion (approximately $61.0 million), net off the unamortized loan service cost of JPY163.4 million (approximately $1.5 million). The syndicated loan is guaranteed by Mr. Kanayama.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BORROWINGS (continued)

(4)	In connection with the one of the Company’s bank borrowings from Tokyo Higashi Shinkin Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of JPY340.1 million (approximately $3.2 million) as of September 30, 2020 as collateral to safeguard the loan.

(5)	Guaranteed by Mr. Kanayama.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2020	March 31, 2020

Toei Shinkin Bank (1)	December 2053	1.10%	2,699,378	2,675,794
Japan Finance Corporation (2)	June 2021 – April 2025	0.71% - 4.25%	3,249,275	3,032,520
MUFG Bank (3)	October 2027	1.04%	-	280,673
Total long-term borrowings			$5,948,653	$5,988,987

Current portion of long-term borrowings			$752,645	$697,968

Non-current portion of long-term borrowings			$5,196,008	$5,291,019

(1)	Guaranteed by Mr. Kanayama.

(2)	One of the loans was fully repaid in advance during the year ended March 31, 2020.

(3)	Guaranteed by Mr. Kanayama. In connection with the Company’s bank borrowings from MUFG Bank Ltd., as of March 31, 2020, the Company pledged one building property of 717 square feet with a carrying value of JPY22.7 million (approximately $0.2 million) and one piece of land of 63,342 square feet with a carrying value of JPY18.2 million (approximately $0.2 million) as collateral to safeguard the loan. The loan was fully repaid in advance during the six months ended September 30, 2020.

The future maturities of long-term borrowings as of September 30,2020 were as follows:

12 months ending September 30,
2021	$752,645
2022	513,951
2023	2,071,148
2024	176,748
2025	141,133
Thereafter	2,293,028
Total long-term borrowings	$5,948,653

For the above mentioned short-term and long-term loans, the Company recorded interest expenses of $323,093 and $520,052 for the six months ended September 30, 2020 and 2019, respectively. The annual weighted average interest rates were 0.97% and 2.26% for the six months ended September 30, 2020 and 2019, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
Mr. Yingjia Yang	Director and a minority shareholder
Tokyo Lifestyle Limited (HK)	An entity controlled by Mr. Kanayama
Sh-world Co., Ltd.	An entity of which Mr. Kanayama’s wife is a corporate auditor
YST Group Limited	An entity controlled by Mr. Kanayama
YST (HK) Limited	An entity controlled by Mr. Kanayama

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

	September 30, 2020	March 31, 2020
Name
Tokyo Lifestyle Limited (HK)	$7,463,215	$969,441
Sh-world Co., Ltd.	213	96,296
Subtotal	7,463,428	1,065,737
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net - related parties	$7,463,428	$1,065,737

The accounts receivable due from related parties outstanding as of September 30, 2020 had been fully collected as of the date of the report.

b.	Due from related parties

Due from related parties consisted of the following:

	September 30, 2020	March 31, 2020
Name
YST (HK) Limited (1)	$1,523,216	$1,487,516
Sh-world Co., Ltd.	-	840
Total due from related parties	$1,523,216	$1,488,356

(1)	The Company advanced the start-up operating expenses on behalf of this related party.

The Company recorded these amounts as due from related parties in the unaudited condensed consolidated financial statements. Such advances are non-interest bearing and due upon demand. The amount due from YST (HK) Limited was subsequently collected in December 2020.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS (continued)

c.	Long-term loan receivable due from a related party

On February 4, 2020, Tokyo Lifestyle Limited (HK) entered into a loan agreement with the Company to borrow JPY400 million (equivalent to $3.7 million) as working capital for three years with a fixed annual interest rate of 2.5%. The loan agreement originally required repayments of a monthly installment of JPY11 million (equivalent to $101,750) starting May 2020 with the final payment of JPY15 million (equivalent to $138,750) in April 2023. Tokyo Lifestyle Limited (HK) fully repaid the entire outstanding balance of the loan in September 2020.

d.	Accounts payable - related party

Accounts payable - related party consisted of the following:

	September 30, 2020	March 31, 2020
Name
Sh-world Co., Ltd.	$316,744	$-
Total accounts payable - related party	$316,744	$-

e.	Due to a related party

Due to a related party consisted of the following:

	September 30, 2020	March 31, 2020
Name
Mr. Mei Kanayama	$-	$38,257
Total due to a related party	$-	$38,257

f.	Sales to related parties

	For the Six Months Ended September 30,
	2020	2019
Name
Tokyo Lifestyle Limited (HK)	$8,914,903	$336,804
Sh-world Co., Ltd.	4,604	-
Total revenue from related parties	$8,919,507	$336,804

g.	Purchase from a related party

	For the Six Months Ended September 30,
	2020	2019
Name
Sh-world Co., Ltd.	$487,825	$-
Total purchase from a related party	$487,825	$-

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS (continued)

h.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 8).

NOTE 10 – TAXES

(a)	Corporate Income Taxes (“CIT”)

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.0% for the six months ended September 30, 2020 and 2019.

The components of the income tax provision were as follows:

	For the Six Months Ended September 30,
	2020	2019
Current tax provision
Japan	1,121,040	1,079,846
	$1,121,040	$1,079,846
Deferred tax provision (benefit)
Japan	2,841	(8,111)
	2,841	(8,111)
Income tax provision	$1,123,881	$1,071,735

The Company’s deferred tax assets comprised of the following:

	September 30, 2020	March 31, 2020
Allowance for doubtful accounts	$172,939	$168,887
Accrued member rewards	57,682	59,137
Total deferred tax assets	230,621	228,024
Valuation allowance	-	-
Deferred tax assets	$230,621	$228,024

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the six months ended September 30, 2020 and 2019:

	For the Six Months Ended September 30,
	2020	2019
Japanese statutory income tax rate	34.0%	34.0%
Non-deductible expenses	1.0%	1.2%
Others	4.5%	4.1%
Effective tax rate	39.5%	39.3%

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TAXES (continued)

(b)	Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the consolidated statements of income and comprehensive income. Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable in the prepaid expenses and other current assets on the balance sheets (See Note 5).

NOTE 11 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

At the incorporation, the number of authorized ordinary shares was 1,000 and 1,000 ordinary shares were issued to the original shareholder of the Company for cash of JPY10,000,000 ($85,060). The issued ordinary shares were subsequently transferred to Mr. Mei Kanayama, the controlling shareholder of the Company.

On April 25, 2011, the number of authorized ordinary shares was increased to 10,000. 2,000 new ordinary shares were issued to Mr. Mei Kanayama for cash of JPY20,000,000 ($248,640), the controlling shareholder of the Company.

On October 15, 2014, 500 shares were transferred from Mr. Mei Kanayama to Mr. Yingjia Yang, the minority shareholder of the Company.

On July 30, 2016, 2,000 new ordinary shares were issued to Mr. Mei Kanayama for cash of JPY20,000,000 ($195,960).

On March 30, 2017, 4,410 new ordinary shares were issued to Mr. Mei Kanayama for cash of JPY44,100,000 ($396,327), and 490 new ordinary shares were issued to Mr. Yingjia Yang for cash of JPY4,900,000 ($44,036).

On October 22, 2020, the Company’s shareholders approved an increase in the number of the Company’s authorized ordinary shares from 10,000 to 300,000, and 72,909 new ordinary shares were issued to Mr. Mei Kanayama and 8,101 new ordinary shares were issued to Mr. Yingjia Yang, which share issuances were equivalent to a forward split of the Company’s outstanding ordinary shares at an approximate or rounded ratio of 9.1828-for-1 share. The Company has retroactively restated the shares and per share data for all the periods presented. As a result, the Company had 300,000 number of authorized ordinary shares and 90,910 ordinary shares were issued and outstanding as of September 30, 2020 and March 31, 2020.

On November 10, 2020, 9,090 ordinary shares were issued to Grand Elec-Tech Limited, which the Company subsequently repurchased and cancelled on January 20, 2021. On December 25, 2020, 2,041 new ordinary shares were issued to SHUR Co., Ltd. for cash of JPY150,001,254 ($1,446,012).

On February 5 and 12, 2021, an issuance of 9,090 Ordinary Shares to Grand Elec-Tech Limited was authorized by the Company’s board of directors and a general meeting of shareholders, respectively. Grand Elec-Tech Limited is obliged to contribute the price of such issuance by August 12, 2021. The Company will issue the 9,090 shares on August 12, 2021, if Grand Elec-Tech Limited makes the full contribution of JPY200,007,270 (approximately $1.9 million) by August 12, 2021.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDERS’ EQUITY (continued)

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of September 30, 2020 and March 31, 2020, the total restricted net assets of the Company amounted to $970,023 and $970,023, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of March 31, 2020 and 2019, there were no legal claims and litigation against the Company.

NOTE 13 – SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different distribution channels. Based on management’s assessment, the Company has determined that it has three operating segments.

The following table presents the segment information for the six months ended September 30, 2020 and 2019, respectively:

	For the Six Months Ended September 30, 2020
	Directly- Operated Physical Stores	Online Stores	Franchise Stores and Wholesale Customers	Total
Revenue	$20,555,378	$29,464,721	$33,286,833	$83,306,932
Merchandise costs	$17,217,725	$23,291,143	$28,030,627	$68,539,495
Interest expense, net	$(200,697)	$(287,687)	$(325,005)	$(813,389)
Provision for income tax	$277,309	$397,504	$449,068	$1,123,881
Net income	$424,799	$608,920	$687,908	$1,721,627
Depreciation and amortization	$55,169	$79,080	$89,338	$223,587
Capital expenditures	$46,517	$-	$-	$46,517

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SEGMENT REPORTING (continued)

	For the Six Months Ended September 30, 2019
	Directly- Operated Physical Stores	Online Stores	Franchise Stores and Wholesale Customers	Total
Revenue	$23,188,039	$17,899,235	$11,687,836	$52,775,110
Merchandise costs	$17,452,546	$13,373,362	$9,615,045	$40,440,953
Interest expense, net	$(416,370)	$(321,403)	$(209,870)	$(947,643)
Provision for income tax	$470,893	$363,490	$237,352	$1,071,735
Net income	$727,538	$561,598	$366,712	$1,655,848
Depreciation and amortization	$82,314	$63,540	$41,490	$187,344
Capital expenditures	$1,421,061	$1,068,536	$697,732	$3,187,329

	September 30, 2020	March 31, 2020
Total assets:
Directly-Operated Physical Stores	$10,331,887	$14,531,739
Online Stores	46,042,606	42,528,146
Franchise Stores and Wholesale Customers	47,612,410	35,892,174
Total assets	$103,986,903	$92,952,059

Total liabilities:
Directly-Operated Physical Stores	$21,377,284	$25,368,417
Online Stores	30,180,751	27,425,786
Franchise Stores and Wholesale Customers	34,339,853	24,194,192
Total liabilities	$85,897,888	$76,988,395

NOTE 14 – SUBSEQUENT EVENTS

On October 31, 2020, the Company entered into a loan agreement with Tokyo Higashi Shinkin Bank to borrow JPY329 million (approximately $3.1 million) as working capital for eight months, with a maturity date of June 30, 2021. The loan bears a fixed interest rate of 1.20%.

On November 30, 2020, the Company entered into a loan agreement with MUFG Bank Ltd. to borrow JPY141 million (approximately $1.3 million) as working capital for six months, with a maturity date of May 31, 2021. The loan bears a fixed interest rate of TIBOR+0.35%.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SUBSEQUENT EVENTS (continued)

On December 21, 2020, the Company entered into a construction contract with a construction company for the construction of its new distribution center in Koshigaya. The total cost of the contract was approximately JPY511.9 million (approximately $4.8 million) to be paid in six installments by August 31, 2021. On the same day, the Company entered into a loan agreement with Tokyo Higashi Shinkin Bank to borrow JPY25.6 million (approximately $0.2 million) for eight months with a maturity date of August 31, 2021. On January 29, 2021, the Company entered into a second loan agreement with Tokyo Higashi Shinkin Bank to borrow approximately JPY128.0 million (approximately $1.2 million) for seven months with a maturity date of August 31, 2021. On March 22, 2021, the Company entered into a third loan with Tokyo Higashi Shinkin Bank to borrow approximately JPY153.6 million (approximately $1.5 million) for five months with a maturity date of August 31, 2021. All loans are the capital for the construction of this distribution center and bear a fixed interest rate of 1.20%. The first installment of approximately JPY35.8 million (approximately $0.3 million), the second installment of approximately JPY117.7 million (approximately $1.1 million), and the third installment of approximately JPY153.6 million (approximately $1.5 million) have been paid to the construction company.

On December 25, 2020, the Company and an individual investor established Palpito Co., Ltd. (“Palpito”), a stock company incorporated in Japan pursuant to the laws of Japan with a registered capital of JPY61.0 million (US$ 577,792). The Company owns 40% of Palpito and the registered capital was fully injected on December 31, 2020. Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists to both Japan and overseas markets.

On March 26, 2021, the Company entered into a loan agreement with BOT Lease Co., Ltd.to borrow JPY200 million (approximately $1.9 million) as working capital for seven years, with a maturity date of March 31, 2028. The loan bears an interest rate of TIBOR (3M)+ 6.0% (in the case EBITDA exceeds JPY0) or TIBOR (3M)+0.7% (in the case EBITDA is JPY0 or less).

These unaudited condensed consolidated financial statements were approved by management and available for issuance on May 21, 2021, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.

Until [   ], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[●] AMERICAN DEPOSITORY SHARES

Yoshitsu Co., Ltd

Prospectus dated [●], 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 330 of the Companies Act makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors and corporate auditor(s). Section 10 of the Civil Code, among other things, provides in effect that:

(1)	Any director or corporate auditor of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2)	If a director or a corporate auditor of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor and interest thereon after the date of payment from such company;

(3)	If a director or a corporate auditor has assumed an obligation necessary for the management of the affairs of a company entrusted to him, he may require such company to perform it in his place or, if it is not due, to furnish adequate security; and

(4)	If a director or a corporate auditor, without any fault on his part, sustains damage through the management of the affairs of a company entrusted to him, he may demand compensation therefor from such company.

Pursuant to Article 427, paragraph 1 of the Companies Act and our articles of incorporation, we may enter into an agreement with each of our non-executive directors and corporate auditor(s) providing that such director’s or corporate auditor’s liability for damages to us shall be limited to the higher of either the amount we have determined in advance (which shall be not less than JPY1 million) or the amount prescribed by applicable laws and regulations, provided that such director or corporate auditor has acted in good faith and without gross negligence.

Further, pursuant to Article 426, paragraph 1 of the Companies Act and our articles of incorporation, we may, by resolution of the board of directors, release any of our directors or corporate auditor(s) from liability for damages to us, provided that such director or corporate auditor has acted in good faith and without gross negligence to the extent permitted by applicable laws and regulations.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On March 30, 2017, 4,410 Ordinary Shares were issued to Mr. Mei Kanayama and 490 Ordinary Shares were issued to Mr. Yingjia Yang.

On October 22, 2020, 72,909 Ordinary Shares were issued to Mr. Mei Kanayama and 8,101 Ordinary Shares were issued to Mr. Yingjia Yang.

On November 10, 2020, 9,090 Ordinary Shares were issued to Grand Elec-Tech Limited, which were subsequently repurchased and cancelled on January 20, 2021.

On December 25, 2020, 2,041 Ordinary Shares were issued to SHUR Co., Ltd.

On February 5 and 12, 2021, an issuance of 9,090 Ordinary Shares to Grand Elec-Tech Limited was authorized by the board of directors and a general meeting of shareholders of the Company, respectively. Grand Elec-Tech Limited is obliged to contribute the price of such issuance by August 12, 2021. We will issue the 9,090 shares on August 12, 2021, if Grand Elec-Tech Limited makes the full contribution of JPY200,007,270 (approximately $1.9 million) by August 12, 2021.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, on [●].

Yoshitsu Co., Ltd

By:
Mei Kanayama
Representative Director and Director
(Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints each of [●] and [●] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of the ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Representative Director and Director	[●]
Name: Mei Kanayama	(Principal Executive Officer)

	Corporate Officer	[●]
Name: Youichiro Haga	(Principal Accounting and Financial Officer)

	Director	[●]
Name: Yingjia Yang

	Director	[●]
Name: Sen Uehara

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, NY on [●].

Cogency Global Inc.
Authorized U.S. Representative

By:
Name: Colleen A. De Vries
Title: Senior Vice President

EXHIBIT INDEX

Description
1.1**	Form of Underwriting Agreement

3.1**	Articles of Incorporation of the Registrant (English translation)

3.2**	Regulations of the Board of Directors of the Registrant (English translation)

4.1*	Specimen Certificate for Ordinary Shares

4.2**	Form of the Registrant’s American depository receipt (included in Exhibit 4.3)

4.3**	Form of Deposit Agreement between the Registrant and [●], as depositary

5.1**	Opinion of Soga Law Office regarding the validity of Ordinary Shares being registered

10.1*	English Translation of Loan Agreement dated December 21, 2020, by and between the Tokyo Higashi Shinkin Bank and Yoshitsu

10.2*	English Translation of Revolving Mortgage Agreement dated December 27, 2018, by and between Toei Shinkin Bank and Yoshitsu

10.3*	English Translation of Loan Agreement dated June 30, 2016, by and between Japan Finance Corporation and Yoshitsu

10.4*	English Translation of Loan Agreement dated June 8, 2017, by and between Japan Finance Corporation and Yoshitsu

10.5*	English Translation of Subordinated Loan Agreement dated June 22, 2018, by and between Japan Finance Corporation and Yoshitsu

10.6*	English Translation of Loan Agreement dated May 12, 2020, by and between Japan Finance Corporation and Tokyo Lifestyle

10.7*	English Translation of Loan Agreement dated November 30, 2020, by and between MUFG Bank and Yoshitsu

10.8*	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Valur Holding LLC

10.9*	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Jacato Holding Inc.

10.10*	Trademark License Agreement dated March 26, 2021, by and between Yoshitsu and Valur Holding LLC

10.11*	Trademark License Agreement dated March 26, 2021, by and between Yoshitsu and Jacato Holding Inc.

10.12*	English Translation of Form of Supplier Agreement

10.13*	English Translation of Loan Agreement dated January 29, 2021, by and between the Tokyo Higashi Shinkin Bank and Yoshitsu

10.14*	English Translation of Loan Agreement dated March 22, 2021, by and between the Tokyo Higashi Shinkin Bank and Yoshitsu

10.15*	English Translation of Loan Agreement dated March 26, 2021, by and between BOT Lease Co., Ltd. and Yoshitsu

21.1*	Subsidiaries of the Registrant

23.1**	Consent of Friedman LLP

23.2**	Consent of Soga Law Office (included in Exhibit 5.1)

24.1**	Powers of Attorney (included on signature page)

99.1**	Code of Business Conduct and Ethics of the Registrant

99.2*	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.

99.3*	Consent of Hideo Okada

99.4*	Consent of Tetsuya Sato

99.5**	Consent of Yukihisa Kitamura

99.6*	Request for Waiver and Representation under Item 8.A.4 of Form 20-F

*	Filed herewith.

**	To be filed by amendment.